

OUR GUIDING VALUES

2007 Annual Report

stock code: 00014

Hysan 希慎

Hysan's financial results and other accomplishments contributed to a successful 2007. Hysan's encouraging revenue growth during the year was complemented by the Company's strengthened competitiveness and operational effectiveness. We also, as recorded in our separate Corporate Responsibility Report, made useful contributions to our community through Hysan's daily operations and giving projects. We are creating value and are positioned to grow further as a successful and responsible business, guided by our corporate culture and values.



Corporate Responsibility Report 2007

I Make a Difference.

Hysan 希慎

Contents

Overview

Hysan strives to be both a successful and responsible business. We formalised our Corporate Responsibility Policy last year, detailing our commitment towards a range of issues, from high ethical and corporate governance standards, to positive contributions to society and to providing a nurturing environment for our staff.

Overview

In this edition of Hysan's Corporate Responsibility Report, we explain in detail how our Policy is implemented based on our Corporate Responsibility Model. In addition, we highlight our numerous community projects that took place in 2007. These include the "Arts Tour", a follow-up to our successful "Music in the Green City", with Tin Shui Wai students exploring the performing arts; "Ethnic Youth Enhancement Scheme" or "EYES", the life skills programme for ethnic minority youngsters; and a number of other activities linking Hysan staff and partners with underprivileged youths. On the environmental front, we showcase our substantial energy savings through upgrades and efficiency enhancements. On health and safety, we note our latest safety initiatives, as well as our assistance towards industrial accidents victims' families.

Although our formalised Corporate Responsibility Policy has been in place for one year, Hysan is proud that its work has been recognised for its inspirational value and originality. EYES won the Best Practice Management Corporate Social Responsibility Award 2007. The Company's overall achievements dealing with environmental, staff and community issues also earned it a finalist place in the Hong Kong Council of Social Service's Total Caring award.

Hysan's Corporate Responsibility Policy

Our Corporate Responsibility Policy is based on our corporate values and implemented by our dedicated staff.

1. We aim to maintain the highest ethical standards in the conduct of our business. We are committed to maintaining high standards of corporate governance.

2. Health and safety issues are of fundamental concern to us.

3. We aim to minimise the impact of our activities on the environment.

4. We make positive contributions to the communities in which we operate.

5. We treat our staff with fairness and respect, and maintain a working environment to realise their full potential.

6. We encourage our suppliers and contractors to embrace high standards similar to our own.

HOW THE POLICY IS IMPLEMENTED: HYSAN'S CORPORATE RESPONSIBILITY MODEL

As a responsible company, Hysan cares not just about the results, but believes in the importance of the manner we deliver our results. From the Corporate Responsibility perspective, it means we strive to integrate our contribution to society into our everyday business activities. Hysan's efforts towards environmental sustainability as well as health and safety are, for instance, well incorporated in our core business operations.

Another component of our Corporate Responsibility model deals with our community investment and giving. Here, Hysan provides some financial support, but prefers to contribute expertise and manpower. In many cases, we also serve as a platform to network talents and resources from corporate friends and associates. This ensures that those in need will receive maximum benefit from Hysan and other givers. Our current project themes are expanding young people's horizons and supporting environmental sustainability.

Hysan's Corporate Responsibility Model


Hysan's Corporate Responsibility
Contributions made through core activities (e.g. environment, health and safety)
Community investment and giving (e.g. expertise, network, manpower, financial)

Community



ARTS TOUR

[illegible] in 2007. One [illegible] expansion of young people's horizons. The [illegible] "Green City", detailed in the last Corporate Responsibility Report, was Hysan's first major undertaking in the arena of youth development. From that event, Hysan developed a close working relationship that continued throughout the summer and the rest of the year with Chung Ying Theatre Company and a group of schools in Tin Shui Wai. It was fitting, therefore, that the last major activity of the year, the [illegible] "Tour" which took place during the [illegible]

Professional artists, designers and architects presented the schoolchildren with "special effects" shows, costume-making workshops and even full-on drama performances. We trust the youngsters gained a wealth of experience from our helpers who contributed their expertise and skills to stimulate their young minds.

I Contribute.

"ETHNIC YOUTH ENHANCEMENT SCHEME"

The "Arts Tour" was not the only Hysan-sponsored event to channel the resources of different parties into meaningful activities. In the



summer of 2007, Hysan took the roles of a facilitator and sponsor in the acclaimed "Ethnic Youth Enhancement Scheme" (EYES). Hysan's staff teamed up with Hong Kong Christian Service, as well as a number of Hysan's corporate partners and friends, to provide ethnic minority youths with a life-skills training programme. A group of young people, aged between 16 and 21, attended 10 weekly sessions covering interviewing etiquette and skills, workplace communications, and basic personal financial knowledge, as well as participating in in-depth discussions on a number of career fields. The speakers and counsellors included top professionals in the fields of human resources, public relations, finance, property management, journalism and catering, who volunteered their time and efforts. They included successful ethnic minority business people and professionals who encouraged participants with their own uplifting stories. To round it all off, the programme also included a weekend orienteering camp for the participants to learn how to deal with unfamiliar situations. EYES was a perfect example of how corporate staff and professionals can transfer useful knowledge to

those holding the key to Hong Kong's future development. Plans are now afoot to expand the programme next summer to include ethnic Chinese students who will provide further stimulus for the exchange of culture and ideas.

A SELECTION OF HYSAN'S COMMUNITY ACTIVITIES IN 2007

MUSIC IN THE GREEN CITY



Street concert-cum-carnival for all

HONG KONG YOUTH ARTS FOUNDATION'S ART ANGELS



Hysan volunteers painted murals at a school for handicapped children

CLOCK



Concert presented by City Chamber Orchestra and YRock. Hysan sponsored the crossover concert for different musical tastes and generations

SMALL NGOs PARTNERSHIP AND GOVERNANCE WORKSHOP



Hysan staff shared views on corporate governance and NGOs' partnership with businesses

WWF HONG KONG'S WALK FOR NATURE IN MAI PO



Hysan volunteers joined 40 children from St. James' Settlement for a charity walk

These and other community events highlight Hysan's use of its Corporate Responsibility platform, combining its own resources and talents with those from corporate partners and friends, to provide the most effective help for those in need. The partnership model will continue to be utilised in Hysan's community projects in the future.

Environment



利園
THE LEE GARDENS

ENERGY CONSERVATION

	2007 versus 2006	2007 versus 2005
Electricity used/ cost variance after adjustment for increase in tariff and other relevant factors	**4.35 GWh less (equivalent to 9% cost savings)**	**5.89 GWh less (equivalent to 12% cost savings)**

Using better hardware is not the only way to improve efficiency. We have also been reviewing and optimising our operations schedules to help achieve savings, while ensuring services to stakeholders are not affected. Revision of carpark ventilation schedules and changed lighting operation patterns, for instance, have contributed to significant energy savings.

Looking ahead to 2008, air-conditioning conversion will be completed in three more buildings, with additional hardware enhancement further increasing efficiency. In short, we will continue to use new technology, to improve operating and maintenance procedures, and to promote awareness among employees and other stakeholders in order to reduce energy use and to help protect the environment.

WASTE MANAGEMENT AND INDOOR AIR QUALITY

In 2007, for the fourth year in a row, Hysan received the Hong Kong Government's Gold Wastewi$e Logo for all of its commercial and residential buildings. Through the Wastewi$e programme, Hysan has been encouraging its tenants to voluntarily reduce the amount of waste generated from their operations and establishments, while also undertaking waste reduction programmes within the Company. Between September 2006 and August 2007, Hysan and its tenants recycled more than 777,000 kilogrammes of waste paper and helped reduce the use of more than 14,000 plastic bags. Hysan also continued to update tenants on the latest waste reduction practices as well as to share knowledge and results of the Company's environmental pursuits. With regard to indoor air quality, our stringent controls on decoration and cleaning materials have been well received by our tenants.

Health and Safety



[illegible] safe and healthy [illegible] environment for our staff, customers and other stakeholders. Although [illegible] health and safety risks are relatively [illegible] due to the nature of our business, [illegible] staff members, especially those conducting services, still face potential [illegible] assessment [illegible] safety [illegible] hazardous conditions inspection and incident investigation, safety [illegible] and action plans will be developed [illegible]

[illegible] to ensure they attain similar high standards of health and safety. [illegible] determination to create a safe and healthy environment for all.

Sadly, fatal accidents occured during the year in a redevelopment site involving three workers of the contractors.

As a caring company, Hysan understand that families of accident victims require much more than financial assistance in the immediate aftermath of tragedies. In this case, apart from ex gratia payments to help with their most urgent concerns, Hysan recruited the help of social workers from Christian Family Service Centre (CFSC), a long-standing partner of the Company, to visit the families of the accident victims. Counselling services and practical help were provided, and a 24-hour hotline manned by CFSC, usually reserved for Hysan staff, was made available to all those affected by these tragic accidents.

I Aspire.

LOOKING AHEAD

As a Company, we are keen to redouble our efforts in all aspects of Corporate Responsibility. On the environmental front, in addition to our energy conservation and waste management programmes, we are working on environmental-friendly designs and features for our Hennessy Centre redevelopment project, with the aim of creating a truly sustainable building and surroundings for the heart of Causeway Bay. Our community focus on youth and the environment will remain and will be bolstered by projects in the pipeline that will combine these priorities with our interest in preserving the cultural identities of Hong Kong in general, and of our home district of Causeway Bay in particular.

Designed by Lilian Tang Design Limited ▪ Photography by Bobby Lee (p.5, p.7 Music in the Green City, p.10) ▪ Printed on elemental chlorine free paper

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T 852 2895 5777
F 852 2577 5153
www.hysan.com.hk



THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited 希慎興業有限公司, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

NOTICE OF ANNUAL GENERAL MEETING

AND

PROPOSALS FOR

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

A notice convening the AGM to be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 14 May 2008 at 12:00 noon is set out on pages 2 to 4 of this circular.

Whether or not you intend to attend the AGM, you are advised to read this circular and to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or to the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

31 March 2008

TABLE OF CONTENTS

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

Chairman
Peter Ting Chang Lee

Independent non-executive Deputy Chairman
Sir David Akers-Jones

Independent non-executive Directors
Tom Behrens-Sorensen
Fa-kuang Hu
Dr. Geoffrey Meou-tsen Yeh

Non-executive Directors
Hans Michael Jebsen
Anthony Hsien Pin Lee
Chien Lee
Dr. Deanna Ruth Tak Yung Rudgard

Executive Director
Pauline Wah Ling Yu Wong

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

31 March 2008

Dear Shareholder(s),

On behalf of the Board and management, we invite you to attend Hysan Development Company Limited's Annual General Meeting to be held on Wednesday, 14 May 2008. Detailed explanation on the business to be considered at the Meeting, together with Board Recommendations on the proposed resolutions, are set out in this circular.

The Board has approved the appointment of Mr. Ricky Tin For Tsang and Ms. Wendy Wen Yee Yung as Executive Directors effective 1 April 2008. They will stand for re-election in this Annual General Meeting.

We aim to continually enhance our corporate governance practices, including the quality of our reporting and communications with our shareholders.

We regard annual general meetings as one of the principal channels to communicate with our shareholders. We look forward to seeing you at the Meeting. If you are unable to attend the Meeting in person, we encourage you to appoint a proxy to attend and vote on your behalf.

Yours faithfully,
Peter Ting Chang Lee
Chairman

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of Hysan Development Company Limited 希慎興業有限公司 (the "**Company**") will be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 14 May 2008 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2007 together with the Reports of Directors and Auditor thereon.

2. To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2007.

3. To re-elect Directors.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditor and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5. **"That:**

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options, warrants or other securities which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and other securities which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a share option or otherwise) by the Directors pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed 10% where the shares are to be allotted wholly for cash, and in any event 20%, of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal restrictions under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That:**

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Listing Rules, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said mandate shall be limited accordingly.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

By Order of the Board
Wendy Wen Yee Yung
Company Secretary

Hong Kong, 31 March 2008

Notes:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or at the Company's Registrar, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the Meeting.

3. The register of members will be closed from Friday, 9 May 2008 to Wednesday, 14 May 2008, both days inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Thursday, 8 May 2008.

4. Further information on voting procedures are set out in the section "Voting Information: Frequently Asked Questions and Answers" in the circular to be sent to shareholders (the "**Circular**").

5. Detailed information on the businesses to be transacted at the Annual General Meeting (the "**AGM**") are set out in the section "Business of the Meeting and Board Recommendations" of the Circular.

6. At the AGM, the Chairman of the Meeting will exercise his power under Article 78 of the Articles of Association of the Company to put each of the resolutions set out in this notice to be voted by way of poll. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each share of any class of which he is the holder.

As at the date of this notice, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

VOTING INFORMATION: FREQUENTLY ASKED QUESTIONS AND ANSWERS

Your vote is important, and you can exercise your right to vote whether you choose to attend the AGM or not. Find out how below:

Q. Am I entitled to vote?

A. You are entitled to vote if you are a registered holder of Shares of Hysan Development Company Limited as of 14 May 2008 (the date of AGM).

The register of members will be closed from Friday, 9 May to Wednesday, 14 May 2008, both days inclusive. If you have recently purchased the Shares, you must deliver to Tricor Standard Limited the share certificates, share transfer form or relevant evidence to establish that you own the Shares no later than 4:00 p.m. on Thursday, 8 May 2008.

Q. What am I voting on?

A. You are voting on the resolutions as set out in the Notice of AGM on pages 2 to 4, and "Business of the Meeting and Board Recommendations" on pages 7 to 8 of this circular.

Q. How can I vote?

A. 1. Attending the AGM

You are entitled to attend the AGM and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed form of proxy or corporate representative authorisation to the Company.

2. By Proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of the two ways. **Your proxy must vote as you instruct in the form of proxy:**

(a) You may authorise the Chairman of the Company named in the form of proxy to vote your shares. Please indicate how you would like your shares voted.

(b) You may appoint some other person to attend the AGM and vote your shares on your behalf. Please print your appointee's name in the blank space on the form of proxy and indicate how you would like your shares voted. A proxy need not be a shareholder of the Company.

Q. When shall I return my form of proxy?

A. To be valid, the **original** form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must be completed and **returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, or to the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time for holding the AGM or any adjournment thereof.** Forms of proxy sent electronically or by any other data transmission process will not be accepted.

VOTING INFORMATION: FREQUENTLY ASKED QUESTIONS AND ANSWERS

Q. Who votes my shares and how will they be voted if I return a form of proxy?

A. By properly completing and returning a form of proxy, you are authorising the person named in the form of proxy to attend the AGM and to vote your shares. The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your form of proxy but do not specify how you wish to cast your votes, your proxy will vote at his discretion.

Q. Can I revoke a proxy or voting instruction?

A. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the AGM should he so wish. Therefore, your attendance at the AGM will override your proxy appointment.

Q. What will be the procedures for demanding a poll?

A. **The Chairman of the AGM intends to demand a poll regarding the voting for all the resolutions set out in the Notice of AGM. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each Share of which he is the holder. The results of the voting by poll will be published on the website of the Company and the designated issuer website of the Stock Exchange after market close on the day of the AGM.**

In any event, a poll may be demanded (before or on the declaration of the results of the show of hands):

(a) by the Chairman; or

(b) in writing by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) in writing by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) in writing by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Q. What if I have a question?

A. If you have any question regarding the AGM, please contact Hysan's Legal and Secretarial Services Department at 2895-5777.

RESOLUTION NUMBERED 1 - RECEIVING 2007 FINANCIAL STATEMENTS

The full audited financial statements together with the Reports of Directors and Auditor thereon, are set out on pages 84 to 134, pages 65 to 71 and page 83 of the Annual Report 2007.

The audited financial statements have been reviewed by the Audit Committee. A report of the Audit Committee is set out on pages 79 to 80 of the Annual Report 2007.

RESOLUTION NUMBERED 2 - DECLARATION OF FINAL DIVIDEND

The Board has recommended a final dividend for the year ended 31 December 2007 of HK48 cents per Share. Subject to passing Resolution numbered 2, such final dividend is expected to be paid on or about 18 June 2008, together with a scrip dividend alternative, to shareholders whose names appear on the Company's register of members on 14 May 2008.

A circular containing details of the scrip dividend and the form of election will be sent to shareholders on or about 21 May 2008.

The register of members will be closed from Friday, 9 May 2008 to Wednesday, 14 May 2008, both days inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Thursday, 8 May 2008.

RESOLUTION NUMBERED 3 - RE-ELECTION OF DIRECTORS

Under Article 114 of the Company's Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation and may offer themselves for re-election. In this light, Peter Ting Chang Lee, Sir David Akers-Jones and Chien Lee will retire and, being eligible, offer themselves for re-election at the forthcoming AGM. Their proposed re-election will be considered by separate resolutions.

According to Article 97 of the Company's Articles of Association, a Director appointed either to fill a causal vacancy or as an addition to the Board shall hold office only until the next following annual general meeting. In this regard, Tom Behrens-Sorensen, Ricky Tin For Tsang and Wendy Wen Yee Yung will retire and, being eligible, offer themselves for re-election at the forthcoming AGM.

Details of the background information on the retiring Directors who are proposed for re-election are set out on pages 9 to 11 of this circular.

RESOLUTION NUMBERED 4 - RE-APPOINTMENT OF AUDITOR

The Audit Committee has recommended to the Board (which in turn endorsed the view) that, subject to shareholders' approval at the forthcoming AGM, Deloitte Touche Tohmatsu be re-appointed as the external auditor of the Company for 2008.

RESOLUTIONS NUMBERED 5 AND 6 - GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the last annual general meeting of the Company held on 8 May 2007, general mandates under Section 57B of the Companies Ordinance and the Listing Rules were given to the Directors to issue and purchase Shares in the Company. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

- an ordinary resolution (**Resolution numbered 5**) to give the Directors a general and unconditional mandate to allot, issue and dispose of additional Shares in the Company, not exceeding 10% where the Shares are to be allotted wholly for cash, and in any event 20%, of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Issue Mandate**"); and

- an ordinary resolution (**Resolution numbered 6**) to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase Shares in the Company not exceeding 10% of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Share Repurchase Mandate**").

The full text of these resolutions is set out in the Notice of AGM. As required under the Listing Rules, an explanatory statement providing the requisite information regarding the Share Repurchase Mandate is set out on pages 12 to 14 of this circular.

The Company's Articles of Association empower Directors to allot unissued shares. Under the Hong Kong Companies Ordinance, a company issuing new equity for cash must offer its shareholders the first opportunity to subscribe for such shares save where the shareholders have granted its (general or specific) approval. The Listing Rules further restrict the maximum number of shares to be allotted as not exceeding 20% of a listed issuer's then issued share capital, without differentiating between cash and non-cash issuances.

The Board noted concerns expressed over cash issuance exercises in the market, particularly as regards the frequency and size of such issuances. The Board aims to strike a balance with business flexibility and the need to raise capital quickly in a cost-effective way which, in turn, enhance the Company's growth.

The Board therefore differentiates between the amount of equity securities to be issued (i) for cash (other than in connection with a rights issue and other exceptions set out in the AGM Notice), to which shareholders' pre-emptive rights apply; and (ii) for non-cash consideration. This is in line with international best practices.

The amount of equity securities to be issued for cash (other than under the exceptions referred to above) is restricted to 10% of the existing issued ordinary share capital. This is below the limit permitted under the Listing Rules.

The Company has not issued any new Shares pursuant to the Issue Mandate granted in previous general meetings in the past 10 years, other than pursuant to: (i) the scrip dividend alternative; and (ii) the exercise of the options granted under the Company's Share Option Schemes.

The Directors wish to state that they have no immediate plan to issue any new Shares other than relating to scrip dividends and exercise of employee share options as described above.

BOARD RECOMMENDATIONS

The Directors consider that the proposed resolutions as set out in the Notice of AGM, including, among other things, the proposed resolutions in relation to the granting of the Issue Mandate and Share Repurchase Mandate are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions.

Information on Directors standing for re-election at the AGM is set out below:



	Director since	Board committee memberships	Emoluments received for 2007 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Peter Ting Chang Lee J.P. *Chairman* Age: 54	1988	Chairman of Nomination Committee; and Member of Investment Committee	5,688,533 *(Notes 1(a) and (b))*	3,370,708 Shares (Personal interests) and 495,000 options (Personal interests)

Mr. Lee joined the Board in 1988, became Managing Director in 1999, and Chairman in 2001. Mr. Lee is a non-executive director of Cathay Pacific Airways Limited, CLP Holdings Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk China Limited, and a director of a number of other companies. He is also vice president of the Real Estate Developers Association of Hong Kong. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester and is also qualified as a Solicitor of the Supreme Court of England and Wales.

Mr. Lee received annual director fee of HK$140,000 as Chairman of the Board and a fee of HK$50,000 for serving as chairman of the Nomination Committee and as a member of the Investment Committee in 2007. Mr. Lee also received a compensation package of HK$5,498,533 (which comprises a combination of basic salary, benefits and bonus) and long-term incentives in the form of share option from the Company in 2007.

Save as disclosed above, Mr. Lee has no relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2007 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
David Akers-Jones G.B.M., K.B.E., C.M.G., J.P. *Independent non-executive Deputy Chairman* Age: 80	1989	Chairman of Audit Committee and Emoluments Review Committee; and Member of Nomination Committee	230,000 *(Notes 1(a) and (b))*	Nil

Sir David Akers-Jones is Chairman of GAM Hong Kong Limited, Deputy Chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989 and became the Deputy Chairman in 2001.

Sir David Akers-Jones has confirmed to the Board his independence under Rule 3.13 of the Listing Rules. He has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company.

Sir David Akers-Jones has served the Board for more than 9 years. The Board considers "independence" is a matter of judgment and conscience. A Director is considered independent only where he is free from any business or other relationship that might interfere with the exercise of his independent judgment. Sir David Akers-Jones has clearly demonstrated his willingness to exercise independent judgment and to provide objective challenges to management. There is no evidence that length of tenure is having an adverse impact on his independence. The Board therefore considers that Sir David Akers-Jones remains independent, notwithstanding the length of his tenure.

Sir David Akers-Jones received annual director fee of HK$120,000 and a fee of HK$110,000 for serving as chairman of the Audit Committee and Emoluments Review Committee and as a member of the Nomination Committee in 2007.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2007 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Tom Behrens-Sorensen *Independent non-executive Director* Age: 50	2007	Member of Audit Committee	84,767 *(Notes 1(a) and (b))*	10,000 Shares (Personal interests)

Mr. Behrens-Sorensen is the Group Executive Vice President of A.P. Moller-Maersk Group as well as Chairman of Maersk China Limited. He is also the Chairman of the Danish Chamber of Commerce in China and Chairman of the European Chamber of Commerce in China Transportation Working Group. He has over 20 years of experience with the A.P. Moller - Maersk Group in Asia and Australia. He was appointed as Independent non-executive Director as from the conclusion of 2007 annual general meeting held on 8 May 2007.

Mr. Behrens-Sorensen has confirmed to the Board his independence under Rule 3.13 of the Listing Rules. He has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. The Board is not aware of any circumstance that might influence Mr. Behrens-Sorensen in exercising independent judgment, and satisfied that he has the required character, integrity, independence and experience to fulfill the role of an Independent non-executive Director.

Mr. Behrens-Sorensen received director fee of HK$65,205 and a fee of HK$19,562 for serving as a member of the Audit Committee on a pro-rata basis in 2007.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2007 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Chien Lee *Non-executive Director* Age: 54	1988	Member of Audit Committee	130,000 *(Notes 1(a) and (b))*	800,000 Shares (Personal interests)

Mr. Lee is a private investor and a non-executive director of a number of companies including Swire Pacific Limited and Television Broadcasts Limited. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed a Non-executive Director in 1988.

Mr. Lee received annual director fee of HK$100,000 and a fee of HK$30,000 for serving as a member of the Audit Committee in 2007.

Save as disclosed above, Mr. Lee has no relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. There is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2007 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Ricky Tin For Tsang *Executive Director, Finance* *(as from 1 April 2008)* Age: 46	2008	Nil	N/A (See below for package as Executive Director)	40,000 Shares (Personal interests) and 295,000 options (Personal interests)

Mr. Tsang joined the Group in 2004 and was appointed an Executive Director effective 1 April 2008. He is currently the Chief Financial Officer and director of certain subsidiaries of the Company. Mr. Tsang oversees the areas of financial control and accounting, treasury, corporate finance and institutional investors relations, as well as information technology. He had previously held senior positions in risk management, treasury and financial control with major financial institutions in the United Kingdom and in Hong Kong. Mr. Tsang holds a Masters' Degree in Engineering from Oxford University, United Kingdom. He is also qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales, and is a Fellow of Hong Kong Institute of Certified Public Accountants. He is also a member of the Association of Corporate Treasurers in the United Kingdom.

Mr. Tsang's compensation package as Executive Director effective 1 April 2008 includes a fixed package (including base salary and pensions) of HK$2,822,500 per annum and he will be entitled to a performance bonus at a level to be approved by the Emoluments Review Committee having regard to the performance of the Group and the individual concerned. He may also be granted long-term incentives in the form of share options. This compensation package is determined having given consideration to the level of responsibility, experience and abilities required of the Director and the remuneration offered for similar positions in comparable companies. He receives no other compensation from the Group.

Mr. Tsang has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.



	Director since	Board committee memberships	Emoluments received for 2007 (HK$)	Interests in Shares within the meaning of Part XV of SFO as at the Latest Practicable Date
Wendy Wen Yee Yung *Executive Director* *(as from 1 April 2008)* *and Company Secretary* Age: 46	2008	Nil	N/A (See below for package as Executive Director)	28,000 Shares (Personal interests) and 301,000 options (Personal interests)

Ms. Yung joined the Group in 1999 and was appointed an Executive Director effective 1 April 2008. She is currently the Company Secretary and Head of Corporate Services Division and director of certain subsidiaries of the Company. Ms. Yung is responsible for the Group's corporate services including legal and secretarial, human resources and administration, as well as corporate communications. A solicitor by training, Ms. Yung was a partner of an international law firm prior to joining the Group. Ms. Yung holds a Master of Arts Degree from Oxford University, United Kingdom. She is also a Member of the Hong Kong Institute of Certified Public Accountants. She sits on the Hong Kong Selection Committee of the Rhodes Scholarships, as well as a number of committees of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries respectively.

Ms. Yung's compensation package as Executive Director effective 1 April 2008 includes a fixed package (including base salary and pensions) of HK$2,822,500 per annum and she will be entitled to a performance bonus at a level to be approved by the Emoluments Review Committee having regard to the performance of the Group and the individual concerned. She may also be granted long-term incentives in the form of share options. This compensation package is determined having given consideration to the level of responsibility, experience and abilities required of the Director and the remuneration offered for similar positions in comparable companies. She receives no other compensation from the Group.

Ms. Yung has no relationship with any Directors, senior management, substantial or controlling shareholders of the Company. Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders or other information that should be disclosed under Rule 13.51(2) of the Listing Rules.

Notes:

1. (a) The respective annual director fees for serving on the Board and on its committees were approved by the shareholders in the 2005 annual general meeting (held on 10 May 2005) having given consideration to the level of responsibility, experience and abilities required of the relevant Directors and the remuneration offered for similar positions in comparable companies. Details on Director emoluments are set out in "Directors' Remuneration and Interests Report" and notes to the financial statements set out in the Annual Report 2007.

   (b) Save as disclosed above, the Directors received no other compensation from the Group.

2. No Director proposed for re-election at the AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

This is an explanatory statement as required under the Listing Rules in connection with the resolution authorising the Share Repurchase Mandate proposed to be considered, and if thought fit, passed by shareholders of the Company at the AGM. The Listing Rules provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions. This explanatory statement also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,037,509,756 Shares of HK$5.00 each.

On the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 103,750,975 Shares.

Reasons for Repurchase

The Directors believe that the Share Repurchase Mandate is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts for the year ended 31 December 2007 as contained in the Annual Report 2007. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months before the printing of this circular were as follows:

	Highest	Lowest
	HK$	*HK$*
Year 2007		
March	22.50	19.86
April	21.55	20.30
May	21.85	20.40
June	22.15	20.45
July	21.30	19.90
August	20.45	18.14
September	22.20	19.40
October	24.30	20.15
November	23.90	19.58
December	23.20	20.05
Year 2008		
January	25.95	21.20
February	23.30	19.80
March (upto the Latest Practicable Date)	22.65	20.45

Undertaking

The Directors have undertaken to the Stock Exchange (so far as the same may be applicable) to exercise the power of the Company to make repurchases pursuant to Ordinary Resolution numbered 6 in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such mandate is approved by the shareholders.

No connected persons have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to do so in the event that the Share Repurchase Mandate is approved by the shareholders.

Effect of the Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Lee Hysan Estate Company, Limited ("**LHE**") and certain of its subsidiaries are the substantial shareholders of the Company, which are indirectly interested in approximately 41.75 % of the issued share capital of the Company. Lee Hysan Company Limited, being LHE's holding company, is also deemed to have same interests pursuant to the provisions of the Securities and Futures Ordinance. In the event that the Directors exercise in full the power to repurchase Shares which are proposed to be granted pursuant to the Share Repurchase Mandate, the shareholding of Lee Hysan Company Limited, LHE and certain of its subsidiaries would be increased to approximately 46.39 %.

Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in takeover obligations.

Save as disclosed above, the Directors are not aware of any shareholder or group of shareholders acting in concert, who may become obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a consequence of any purchases pursuant to the Share Repurchase Mandate.

Share Purchase made by the Company

The Company has purchased a total of 2,543,000 Shares on the Stock Exchange during the six months immediately preceding the Latest Practicable Date (i.e. from 27 September 2007 to 27 March 2008) and details of which are as follows:

Date of Repurchase	Number of Shares Repurchased	Price per Share Highest	Price per Share Lowest
		HK$	*HK$*
27 September 2007	1,491,000	21.75	21.30
28 September 2007	410,000	21.55	21.35
5 October 2007	100,000	21.00	20.95
1 November 2007	542,000	23.00	22.75
Total	2,543,000		

In this circular, the following expressions shall have the meanings set out below unless the context otherwise requires:

"AGM" or "Annual General Meeting" or "Meeting"	means the annual general meeting of the Company to be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 14 May 2008 at 12:00 noon or any adjournment thereof;
"Articles of Association"	means the articles of association of the Company (as amended from time to time);
"associate"	has the meaning ascribed to it under the Listing Rules;
"Auditor"	means the auditor for the time being of the Company;
"Board"	means the board of Directors or a duly authorised committee of the board of Directors;
"business day"	has the meaning ascribed to it under the Listing Rules;
"Companies Ordinance"	means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	means Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it under the Listing Rules;
"Directors"	means the directors from time to time of the Company;
"Group"	means the Company and its subsidiaries;
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date"	means 27 March 2008 being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as modified from time to time;

"Notice of AGM"	means the notice convening the AGM as set out on pages 2 to 4 of this circular;
"Securities and Futures Ordinance" or "SFO"	means the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Share(s)"	means ordinary share(s) of HK$5.00 each in the Company (or of such other nominal amount as comprising the ordinary share capital of the Company as shall result from a sub-division or a consolidation of the share capital of the Company from time to time);
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"subsidiary"	means a company which is for the time being a subsidiary (within the meaning of section 2(4) of the Companies Ordinance) of the Company;
"substantial shareholder"	has the meaning ascribed to it under the Listing Rules; and
"Takeovers Code"	means the Codes on Takeovers and Mergers and Share Repurchases published by Securities and Futures Commission.

「股東周年大會通告」	指召開股東周年大會之通告，載列於本通函第2至4頁；
「證券及期貨條例」	指香港法例第571章證券及期貨條例；
「股份」	指本公司每股面值5.00港元之普通股（或因本公司不時之股本分拆或合併而產生之本公司普通股本其他面值）；
「聯交所」	指香港聯合交易所有限公司；
「附屬公司」	指當時為本公司附屬公司（定義見公司條例第2(4)條）之公司；
「主要股東」	具有上市規則所述之涵義；及
「收購守則」	指由證券及期貨事務監察委員會發行之公司收購、合併及股份購回守則。

本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東周年大會」或「大會」	指本公司謹訂於2008年5月14日中午12時正假座香港金鐘道88號太古廣場港麗酒店大堂低座彌敦廳舉行之股東周年大會或其任何續會；
「組織章程細則」	指本公司之組織章程細則(經不時修訂)；
「聯繫人士」	具有上市規則所述之涵義；
「核數師」	指本公司當時之核數師；
「董事會」	指董事會或獲董事會正式授權之委員會；
「營業日」	具有上市規則所述之涵義；
「公司條例」	指香港法例第32章公司條例；
「本公司」	指希慎興業有限公司，於香港註冊成立之有限公司；
「關連人士」	具有上市規則所述之涵義；
「控股股東」	具有上市規則所述之涵義；
「董事」	指本公司不時之董事；
「本集團」	指本公司及其附屬公司；
「香港」	指中華人民共和國香港特別行政區；
「港元」	指港幣，香港法定貨幣；
「最後實際可行日期」	指2008年3月27日，為本通函付印前就確定當中所載若干資料之最後實際可行日期；
「上市規則」	指香港聯合交易所有限公司證券上市規則(經不時修訂)；

收購守則帶來之影響

倘按照股份購回授權，本公司行使權力購回公司股份時，令某一位股東佔有本公司有表決權股份比例增加，則就收購守則第26條而言，該項增加將被視作一項收購處理，並可能導致須提出強制性收購之責任。

於最後實際可行日期，利希慎置業有限公司（「**利希慎置業**」）及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本佔約41.75%。根據《證券及期貨條例》規定，Lee Hysan Company Limited作為利希慎置業之控股公司，其於此等股份中亦被視為擁有權益。若董事會根據股份購回授權行使股份購回之全部權力，Lee Hysan Company Limited、利希慎置業及其若干附屬公司於本公司所持股權，將增加至約46.39%。

是項增加將會導致須遵照收購守則第26條提出強制性收購之責任。董事會暫時無意行使股份購回授權而導致其須進行強制收購。

除上文披露者外，董事會概不知悉任何股東或一組一致行動之股東可能因根據股份購回授權作出購回，而須根據收購守則第26條提出強制性收購建議。

本公司股份購回

於緊接最後實際可行日期前6個月期間（即2007年9月27日至2008年3月27日），本公司於聯交所購回合共2,543,000股股份，詳情如下：

		每股價格	
購回日期	**購回股份數目**	**最高價**	**最低價**
		港幣	*港幣*
2007年9月27日	1,491,000	21.75	21.30
2007年9月28日	410,000	21.55	21.35
2007年10月5日	100,000	21.00	20.95
2007年11月1日	542,000	23.00	22.75
總計	2,543,000		

股份價格

本通函付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價 *港元*	最低價 *港元*
2007年		
3月	22.50	19.86
4月	21.55	20.30
5月	21.85	20.40
6月	22.15	20.45
7月	21.30	19.90
8月	20.45	18.14
9月	22.20	19.40
10月	24.30	20.15
11月	23.90	19.58
12月	23.20	20.05
2008年		
1月	25.95	21.20
2月	23.30	19.80
3月（直至最後實際可行日期）	22.65	20.45

承諾

董事會已向聯交所作出承諾，在行使股份購回權力時，彼等將根據第6項普通決議案及按照上市規則、公司條例及任何其他適用之香港法例（只要該等規則及法例適用）進行。

目前並無任何董事或（據彼等於作出一切合理查詢後所知）與其有關之聯繫人士有意於股東批准股份購回授權後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士通知彼等目前有意或彼等已承諾不會在公司獲股東批准股份購回授權後，出售本公司股份予本公司。

此乃上市規則就於本公司股東周年大會上提呈以供本公司股東考慮並酌情通過之股份購回授權決議案而規定刊發之說明文件。上市規則訂明，以聯交所為第一上市場所之公司購回一切證券，須事先以普通決議案授予公司董事會一般授權以作出該等購回或就指定交易取得特別批准之方式予以批准。本說明文件亦構成公司條例第49BA(3)條所規定之備忘錄。

股本

於最後實際可行日期，本公司之已發行股本為1,037,509,756股，每股面值5港元。

如在股東周年大會舉行前並無發行或購回額外股份，本公司根據股份購回授權，獲准購回本公司股份之數目將最多可達103,750,975股。

股份購回之原因

董事會相信，股份購回授權符合本公司及其股東之最佳利益。

購回股份可提高每股本公司股份之資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

用於股份購回之資金

本公司在股份購回時，用於股份購回之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於股份購回時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於股份購回而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之股份購回建議，本公司之營運資金或資本與負債比率可能會有重大差別（相對於2007年年報內所載截至2007年12月31日止年度已審核綜合賬目所披露之情況而言）。然而，董事會倘認為股份購回對本公司不時所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該股份購回授權。



	獲委任年份	所屬董事會轄下委員會	2007年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
曾殿科 *執行董事（財務）* *（於2008年4月1日起）* 現年：46歲	2008	無	不適用 （見下述作為執行董事之薪酬組合）	40,000股股份 （個人權益） 及 295,000股購股權 （個人權益）

曾氏於2004年加入本集團，其後獲委任為執行董事，生效日期為2008年4月1日。彼現為本公司的財務總監及若干本公司附屬公司之董事。曾氏掌管本集團之財務管理及會計、庫務、企業財務及機構投資者關係，以及資訊科技。彼曾於英國及本港的主要金融機構出任高層職位，負責風險管理、庫務及財務管理工作。彼持有英國牛津大學工程學碩士學位，並為英格蘭及威爾斯之特許會計師學會 (Institute of Chartered Accountants in England and Wales) 的特許會計師、香港會計師公會的資深會計師及英國之公司司庫學會 (Association of Corporate Treasurers) 會員。

曾氏作為執行董事（於2008年4月1日起生效）之薪酬組合包括固定薪酬（已包括基本薪金及退休金）每年2,822,500港元及由薪酬檢討委員會按本集團及員工個人表現釐定的表現賞金。此外，彼亦可能被授予本公司長期獎勵計劃下之購股權。在釐定其酬金時，已考慮到擔任董事所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的酬金。彼概無收取本集團之其他報酬。

曾氏與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。除上述所披露外，彼亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會轄下委員會	2007年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
容韻儀 *執行董事* *（於2008年4月1日起）* *兼公司秘書* 現年：46歲	2008	無	不適用 （見下述作為執行董事之薪酬組合）	28,000股股份 （個人權益） 及 301,000股購股權 （個人權益）

容氏於1999年加入本集團，其後獲委任為執行董事，生效日期為2008年4月1日。彼現為本公司的公司秘書兼企業服務總監及若干本公司附屬公司之董事。容氏負責集團企業服務，包括法律及公司秘書、人力資源及行政管理與及企業傳訊。彼具律師資格，於加入本集團前，為香港一間國際律師行之合夥人。彼持有英國牛津大學文學碩士學位，亦為香港會計師公會註冊會計師。容氏亦為英國牛津大學羅德獎學金香港遴選委員會的委員、香港會計師公會及香港特許秘書公會多個委員會的委員。

容氏作為執行董事（於2008年4月1日起生效）之薪酬組合包括固定薪酬（已包括基本薪金及退休金）每年2,822,500港元及由薪酬檢討委員會按本集團及員工個人表現釐定的表現賞金。此外，彼亦可能被授予本公司長期獎勵計劃下之購股權。在釐定其酬金時，已考慮到擔任董事所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的酬金。彼概無收取本集團之其他報酬。

容氏與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。除上述所披露外，彼亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

附註：

1. (a) 個別董事服務董事會及其轄下委員會之董事袍金，乃獲股東在2005年股東周年大會(於2005年5月10日舉行)批准，並已考慮到擔任董事所需的職責、經驗及能力、以及其他可比較公司對類似職位所提供的袍金。董事酬金之詳情載列於2007年年報之「董事薪酬及權益報告」一節及財務報表附註中。

   (b) 除上述披露外，董事概無收取本集團任何其他報酬。

2. 擬於股東周年大會上膺選連任的董事，均無與本公司或其任何附屬公司訂立不可由本集團於一年內終止而毋須支付賠償（法定賠償除外）之服務合約。



	獲委任年份	所屬董事會轄下委員會	2007年度收取之酬金(港元)	《證券及期貨條例》第XV部所指的股份權益(截至最後實際可行日期)
蘇恩深 *獨立非執行董事* 現年：50歲	2007	審核委員會成員	84,767 *(附註1(a)及(b))*	10,000股股份 (個人權益)

蘇恩深先生為A.P.穆樂－馬士基集團之集團執行副總裁及馬士基（中國）有限公司之董事長。彼亦為中國丹麥商會之主席及中國歐聯商會之運輸工作小組主席。彼於亞洲及澳洲之A.P.穆樂－馬士基集團積逾20年經驗。蘇恩深先生獲委任為獨立非執行董事，於2007年5月8日舉行的2007年股東周年大會結束後生效。

蘇恩深先生已根據上市規則第3.13條向董事會作出其獨立性之確認。彼與本公司董事、高層管理人員、主要股東或控股股東概無任何關係。董事會並不知悉有任何情況會影響蘇恩深作出獨立判斷，並對其作為一位獨立非執行董事所需要的特點、正直、獨立性及經驗均十分滿意。

彼於2007年按比例收取董事年度袍金65,205港元及作為審核委員會成員之年度袍金19,562港元。

除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會轄下委員會	2007年度收取之酬金(港元)	《證券及期貨條例》第XV部所指的股份權益(截至最後實際可行日期)
利乾 *非執行董事* 現年：54歲	1988	審核委員會成員	130,000 *(附註1(a)及(b))*	800,000股股份 (個人權益)

利氏為一位私人投資者及多間公司之非執行董事包括太古股份有限公司及電視廣播有限公司。彼為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事。彼持有史丹福大學理學士兼碩士以及工商管理碩士學位，於1988年獲委任為本公司非執行董事。

利氏於2007年收取董事年度袍金100,000港元及作為審核委員會成員之年度袍金30,000港元。

除上述所披露外，利氏與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。彼亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

擬於股東周年大會上膺選連任之董事資料載列如下：



	獲委任年份	所屬董事會轄下委員會	2007年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
利定昌 J.P. *主席* 現年：54歲	1988	提名委員會主席；及投資委員會成員	5,688,533 *(附註1(a)及(b))*	3,370,708股股份 （個人權益） 及 495,000股購股權 （個人權益）

利氏於1988年加入董事會，1999年獲委任為常務董事，並於2001年獲委任為主席。彼亦出任國泰航空有限公司、中電控股有限公司、恒生銀行有限公司、SCMP集團有限公司、馬士基（中國）有限公司之非執行董事及多間公司之董事。彼亦是香港地產建設商會副會長。利氏為公司創辦人利氏家族成員及本公司之主要股東利希慎置業有限公司之董事。彼獲頒曼徹斯特大學土木工程學士學位，並獲英格蘭及威爾斯最高法院律師名銜。

利氏於2007年收取作為董事會主席之董事年度袍金140,000港元及作為提名委員會主席及投資委員會成員之年度袍金50,000港元。彼於2007年亦收取本公司薪酬組合5,498,533港元（此乃由基本薪金、福利及花紅組成）及長期獎勵計劃下之購股權。

除上述所披露外，利氏與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。彼亦無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。



	獲委任年份	所屬董事會轄下委員會	2007年度收取之酬金（港元）	《證券及期貨條例》第XV部所指的股份權益（截至最後實際可行日期）
鍾逸傑爵士 G.B.M., K.B.E., C.M.G., J.P. *獨立非執行副主席* 現年：80歲	1989	審核委員會及薪酬檢討委員會主席；及提名委員會成員	230,000 *(附註1(a)及(b))*	無

鍾逸傑爵士為環球投資（香港）有限公司之主席、北海集團有限公司之副主席及多間公司之非執行董事。鍾爵士亦為多間自願機構之主席及會員。彼獲英國牛津大學文學碩士學位。鍾爵士曾任香港布政司，於1989年獲委任為本公司董事，並於2001年獲委任為副主席。

鍾逸傑爵士已根據上市規則第3.13條向董事會作出其獨立性之確認。彼與本公司其他董事、高層管理人員、主要股東或控股股東概無任何關係。

鍾逸傑爵士服務董事會至今已超過9年。董事會相信，董事之「獨立性」關乎判斷與良知。要達致獨立，董事應避免牽涉任何有可能影響他們作出獨立判斷的業務或其他關係。鍾逸傑爵士在任期間願意作出獨立判斷，並對管理層作出客觀的質詢。沒有證據顯示他的服務年資對他的獨立性產生負面影響。雖然鍾逸傑爵士的服務年資已逾9年，但董事會仍然視他為獨立人士。

鍾逸傑爵士於2007年收取董事年度袍金120,000港元及作為審核委員會和薪酬檢討委員會主席及提名委員會成員之年度袍金110,000港元。

除上述所披露外，概無其他需要股東知悉的事項或其他須根據上市規則第13.51(2)條的規定而披露的資料。

第5及6項決議案—發行及購回股份的一般授權

本公司於2007年5月8日舉行之上屆股東周年大會上，遵照公司條例第57B條及上市規則的規定授予董事會一般授權，以發行及購回本公司股份。該等一般授權將於股東周年大會結束後失效。因此，於股東周年大會上將提呈數項決議案，以重新取得該等一般授權。有關決議案的概要如下：

- 一項普通決議案（**第5項決議案**）給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內（或決議案所載的較早期間內）配發、發行及處理本公司的額外股份，惟此等股份數目不得超逾本公司於通過決議案日期的已發行股本的20%，倘配發之新股乃全數收取現金者，則不得超逾本公司於通過決議案日期的已發行股本的10%（「**發行授權**」）；及

- 一項普通決議案（**第6項決議案**）給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束為止的期間內（或決議案所載的較早期間內）行使本公司一切權力購回不多於本公司於通過決議案日期的已發行股本的10%之本公司股份（「**股份購回授權**」）。

上述決議案的全文載於股東周年大會通告內。按照上市規則的規定，本通函第12至14頁載有說明文件，以向　閣下提供有關股份購回授權的必要資料。

本公司的組織章程細則授權董事會配發未發行的股份。根據香港公司條例，公司在發行新股以現金集資時，必須給予其股東優先認購該等股份的機會，惟股東已作出一般或特定批准者除外。上市規則進一步限制將予配發的股份不得超過上市發行人當時已發行股本的20%，不論有關發行是以現金或非現金作價。

董事會留意到市場對發股籌集現金的關注，特別是該等發行的頻密度和集資額。董事會希望達致平衡，保持商業靈活性之時，以符合成本效益的方式迅速集資，從而提升公司的業務增長。

因此，董事會根據國際的最佳常規，將有待發行的股本證券分為(i)現金作價（不包括供股及股東周年大會通告所載的其他例外情況），股東的優先權適用於此情況；及(ii)非現金作價。

將予發行現金集資的股本證券數目（上述例外情況除外）以現有已發行普通股股本的10%為限，這低於上市規則所准許的上限。

本公司未曾根據於過去10年的股東大會授予的發行授權發行任何新股份，惟根據：(i)以股代息計劃；(ii)按本公司的購股權計劃所授出並行使之購股權，則作別論。

董事會謹此聲明，除根據上述以股代息計劃及按購股權計劃所授出並行使發行新股份外，現時無意發行任何本公司股份。

董事會推薦意見

董事會認為，股東周年大會通告內所載關於授予發行授權及股份購回授權之建議決議案，乃符合本公司及其股東之整體最佳利益。按此，董事會推薦股東投票通過建議之決議案。

第1項決議案—接納2007年年度財務報表

經審核財務報表全文連同有關董事會報告及核數師報告，載於2007年年報第84至134頁、第65至71頁及第83頁。

經審核財務報表已由審核委員會審閱。審核委員會報告載於2007年年報第79至80頁。

第2項決議案—宣佈派發末期股息

董事會建議派發截至2007年12月31日止年度末期股息每股48港仙。待第2項決議案獲得通過後，末期股息將約於2008年6月18日以現金派發予於2008年5月14日名列股東名冊之股東，並附有以股代息選擇。

載有以股代息詳情之通函以及選擇表格約於2008年5月21日寄發予股東。

本公司將於2008年5月9日（星期五）至5月14日（星期三）（包括首尾2天在內）暫停辦理股份過戶登記手續。如欲收取建議之末期股息，務請於2008年5月8日（星期四）下午4時正前將所有股份過戶文件連同有關股票，送達本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。

第3項決議案—重選董事

根據本公司之組織章程細則第114條，於每屆股東周年大會上，董事會之三分之一當時任期最長者（或適用法例規定之其他數目）須輪值退任並可膺選連任，如適用之數目非整數則向上調整。因此，利定昌、鍾逸傑爵士及利乾將於應屆股東周年大會上退任並膺選連任。彼等之重選建議將以獨立的決議案提呈。

根據本公司之組織章程細則第97條，委任董事作填補空缺或增加董事會名額，其任期只能至下一屆股東周年大會。因此，蘇恩深、曾殿科及容韻儀將於應屆股東周年大會上退任，並可膺選連任。

將會退任及願意膺選連任之董事的背景資料載列於本通函第9至11頁。

第4項決議案—重聘核數師

審核委員會已向董事會建議及獲取其對此意見之認可，在股東周年大會獲得股東批准後，德勤•關黃陳方會計師行將獲重聘為本公司於2008年之外聘核數師。

股東周年大會投票程序：常見問題剖釋

問：　誰人行使本人之股份投票權，及本人交回代表委任表格後，彼等將如何投票？

答：　填妥及交回代表委任表格後，　閣下即授權代表委任表格上指明之委任代表出席股東周年大會及代表　閣下投票。代表　閣下股份之委任代表，必須按　閣下於代表委任表格上之指示投票。倘　閣下填妥及交回代表委任表格，但並無註明投票意向，則　閣下之委任代表將可酌情投票。

問：　本人可否撤銷委任代表或投票指示？

答：　填妥及交回代表委任表格後，　閣下仍可親自出席股東周年大會並於會上投票。因此，　閣下於股東周年大會之出席將表示　閣下撤回委任代表。

問：　請說明有關要求以投票方式表決的程序？

答：　**股東周年大會主席擬提出以書面投票方式表決股東周年大會通告所載的所有決議案，於投票方式表決時，每位親身出席（或如股東為公司則其公司代表）或委任代表出席之股東每持有一股將持有一票。投票結果將於股東周年大會當日股票市場收市後登載於本公司網站及聯交所發放發行人資訊的專用網站。**

在任何情況下，下列人士可以（在宣佈舉手投票結果之前或當時）要求以書面投票方式表決：

(a)　主席；或

(b)　最少3位有權於會上投票的股東以書面提出，無論是否親身或委託代表出席；或

(c)　由一名或多名股東持有不少於十分之一的全部出席大會的股東投票權以書面提出，無論是否親身或委託代表出席；或

(d)　由一名或多名股東持有合共不少於十分之一的所有繳足股本的投票權以書面提出。

問：　本人可向誰提出疑問？

答：　閣下如對股東周年大會有任何疑問，請致電2895-5777與希慎之法律及公司秘書部聯絡。

股東周年大會投票程序：常見問題剖釋

閣下每一票均舉足輕重，無論親自出席大會與否，均可行使投票權。至於投票問題，於下文逐一解答：

問： 本人是否有權投票？

答： 倘 閣下於2008年5月14日（股東周年大會日期）為希慎興業有限公司股份之註冊持有人，就有權投票。

股份過戶登記處於2008年5月9日（星期五）至5月14日（星期三）（包括首尾2天在內）暫停辦理股份過戶登記手續。倘 閣下最近曾購買本公司股份，必須於2008年5月8日（星期四）下午4時正前，將有關股票、股份過戶表格或證明 閣下擁有股份之有關憑證送達卓佳標準有限公司。

問： 本人為何事投票？

答： 閣下可就已載於本通函第2至4頁之股東周年大會通告上所載決議案，及第7至8頁之「大會議事詳情及董事會推薦意見」而投票。

問： 本人將如何投票？

答： 1. 親自出席股東周年大會

閣下有權親自出席股東周年大會並於會上投票。如就以公司名義登記之股份投票，有關公司必須已提交簽署妥當之代表委任表格或公司代表授權文件予本公司。

2. 委派代表代投

倘 閣下不擬出席股東周年大會，可委派代表按下列其中一種方法代表 閣下投票。 **閣下之委任代表必須按 閣下於代表委任表格上之指示投票：**

(a) 閣下可授權本公司主席按代表委任表格行使 閣下名下股份之投票權。請註明 閣下之投票意向。

(b) 閣下可委任其他人士出席股東周年大會及代表 閣下投票。請於代表委任表格上有關空格內填上 閣下所委任人士之名稱，以及註明 閣下之投票意向。委任代表毋須為本公司股東。

問： 本人何時交還代表委任表格？

答： 填妥的代表委任表格正本連同簽署人簽署之授權書或其他授權文件（如有）或由公證人簽署核證之授權書或其他授權文件副本，**最遲須於股東周年大會或其任何續會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，或本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓**，方為有效。以電子方式或任何其他數據傳輸方式交回之代表委任表格將不獲接納。

附註：

1. 有權出席上述大會及投票之股東可委派一名或多名代表出席及投票，代表毋須為本公司股東。

2. 代表委任表格連同簽署人簽署之授權書或其他授權文件（如有）或由公證人簽署核證之授權書或其他授權文件副本，須於股東周年大會召開前48小時送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓或本公司之股份過戶登記處、卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

3. 本公司將於2008年5月9日（星期五）至2008年5月14日（星期三）（包括首尾2天在內）暫停辦理股份過戶登記手續。如欲收取建議之末期股息，務請於2008年5月8日（星期四）下午4時正前將所有股份過戶文件連同有關股票，送達本公司之股份過戶登記處卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

4. 有關投票程序之詳情，載於將會寄發予股東之通函（「**通函**」）之「股東周年大會投票程序：常見問題剖釋」一節內。

5. 股東周年大會擬處理之各事項，已載於通函之「大會議事詳情及董事會推薦意見」一節內。

6. 於股東周年大會上，大會主席將根據本公司之組織章程細則第78條行使其權力，以書面投票方式表決本通告所載之各項決議案。於書面投票表決時，每位親身出席（或如股東為公司則其公司代表）或委派代表出席之股東每持有任何類別股份一股將持有一票。

於本通告日期，董事會成員包括（主席）利定昌；（獨立非執行副主席）鍾逸傑爵士；（獨立非執行董事）蘇恩深、胡法光及葉謀遵博士；（非執行董事）Hans Michael Jebsen、利憲彬、利乾、利德蓉醫生；以及（執行董事）黃于華玲。

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。

「配售新股」乃指董事會於指定期間內，向於指定記錄日期名列股東名冊之本公司股份或其任何類別股份之持有人，按彼等當時持有該等股份或其任何類別股份之比例配售新股（惟董事會有權就零碎股權或香港以外任何地區之法律限制或其任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

6. 「**動議**：

(a) 一般無條件授權董事會於有關期間內，根據一切適用法例及上市規則之規定，行使本公司一切權力購回或以其他方式購入本公司股本中每股面值5港元之股份，惟所購回或以其他方式購入之股份面值總額，不得超過本決議案通過日期本公司已發行股本面值總額之10%，而上述授權將按此數額為限制。

(b) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列最早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

承董事會命
公司秘書
容韻儀

香港，2008年3月31日

茲通告Hysan Development Company Limited 希慎興業有限公司（「**本公司**」）謹定於2008年5月14日（星期三）中午12時正假座香港金鐘道88號太古廣場港麗酒店大堂低座彌敦廳召開股東周年大會，處理下列事項：

1. 省覽截至2007年12月31日止年度之財務報表及董事會報告與核數師報告。

2. 宣佈派發截至2007年12月31日止年度之末期股息（並附有以股代息選擇）。

3. 重選董事。

4. 重聘德勤•關黃陳方會計師行為本公司之核數師及授權董事釐定其酬金。

作為特別事項，省覽並酌情通過下列議案為普通決議案：

普通決議案

5. 「**動議**：

(a) 在(c)段之規限下，一般無條件授權董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司之額外股份，及訂立或授出需要或可能需要行使該等權力之售股建議、協議、購股權、認股權證或其他證券；

(b) 上文(a)段所述之授權將授權董事會於有關期間內訂立或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議、購股權及其他證券；

(c) 董事會依據(a)段之授權而配發或同意有條件或無條件配發（不論其為依據購股權或以其他方式配發）之股本面值總額（惟根據(i)配售新股，或(ii)任何不時採納之購股權計劃或類似安排，向符合資格之參與者授出或發行本公司股份或購買本公司股份之權利或(iii)依據本公司不時之組織章程細則就任何以股代息計劃或類似安排而配發者除外），不得超逾本決議案通過日期本公司已發行股本面值總額之20%，倘配發之新股乃全數收取現金者，則不得超逾本決議案通過日期本公司已發行股本面值總額之10%，而上述授權亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列最早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(股份代號：00014)

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

獨立非執行董事
蘇恩深
胡法光
葉謀遵博士

非執行董事
Hans Michael Jebsen
利憲彬
利乾
利德蓉醫生

執行董事
黃于華玲

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

本人謹代表董事會及管理層，誠邀　閣下出席希慎興業有限公司訂於2008年5月14日（星期三）舉行之股東周年大會。有關大會處理事項連同董事會就決議案之推薦意見，詳載於本通函內。

董事會已批准委任曾殿科先生及容韻儀小姐為執行董事，由2008年4月1日生效。彼等將於股東周年大會中膺選連任。

本公司致力提高企業管治水平，包括匯報及股東通訊之質素。

本公司視股東周年大會為與股東溝通之主要途徑。我們熱切期待　閣下親臨大會。倘　閣下未克親自出席大會，敬請委派一位委任代表出席並代表　閣下投票。

此致
列位股東　台照

主席
利定昌
謹啟

2008年3月31日

目　錄

此乃要件　請即處理

閣下如對本通函或應採取的行動有任何疑問，應諮詢　閣下的註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部Hysan Development Company Limited希慎興業有限公司股份售出或轉讓，應立即將本通函及隨附的代表委任表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

本通函的資料乃遵照上市規則而刊載，旨在提供有關本公司的資料。各董事對本通函所載資料的準確性共同及個別地承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函並無遺漏任何其他重大事實，足以令本通函所載任何內容產生誤導。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

（根據香港公司條例第32章註冊成立之有限公司）

（股份代號：00014）

股東周年大會通告

及

有關發行新股及購回股份之一般性授權建議

本公司謹訂於2008年5月14日（星期三）中午12時正假座香港金鐘道88號太古廣場港麗酒店大堂低座彌敦廳舉行股東周年大會，股東周年大會通告載於本通函第2至4頁內。

不論　閣下能否出席股東周年大會，務請細閱本通函並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東周年大會或其任何續會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓，或本公司之股份過戶登記處，卓佳標準有限公司，地址為香港灣仔皇后大道東28號金鐘滙中心26樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東周年大會或其任何續會並於會上投票。

2008年3月31日

Overview

Hysan is one of Hong Kong's leading property investment companies. We are the largest commercial landlord in the prime Causeway Bay district. This section provides important background information for our shareholders about where we are today, how we performed in 2007, and our Chairman's outlook.

CONTENT HIGHLIGHTS

Hysan's Mission

Competitive Advantages

Value Creation

Year 2007 in Review

Chairman's Statement



Hysan's Mission

To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

Competitive Advantages

Largest Commercial Landlord
in Causeway Bay, Hong Kong's prime office and retail district

Balanced Portfolio
of superior investment properties

Quality Client Base
with prominent multinational and strong local tenants

Sustainable Income
with high occupancy consistently achieved

Established Asset Enhancement Programme
with track record of adding value

Exceptional Services
with focus on our commercial and residential customers

Strong Balance Sheet
with debts of long maturity and diversified funding sources

Financial Prudence
to keep risk and return in balance

Effective Corporate Governance
with widespread industry recognition achieved

Value Creation

Recurring Underlying Profit
(HK$ million)


1,000
800
600
400
200
0
534
586
641
755
950
03
04
05
06
07

Underlying Profit
(HK$ million)


1,200
960
720
480
240
0
534
609
1,005
1,012
1,158
03
04
05
06
07

Adjusted Shareholders' Funds
(HK$ million)


40,000
32,000
24,000
16,000
8,000
0
18,553
22,399
27,134
30,729
35,072
03
04
05
06
07

Recurring Underlying Earnings per Share (HK cents)


100
80
60
40
20
0
51.42
56.00
60.94
71.60
90.32
03
04
05
06
07

Dividends per Share
(HK cents)


80
64
48
32
16
0
36.50
40.00
45.00
50.00
60.00
03
04
05
06
07

Gross Floor Area
(Excluding Property Under Redevelopment)


21%
24%
55%

3.8 million sq.ft.

Capital Value


1%
16%
37%
19%
27%

HK$35,711 million

Turnover by Sector


3%
19%
41%
37%
Office
Retail
Residential
Property under Redevelopment
Others

HK$1,368 million

Year 2007 in Review

OVERVIEW OF THE GROUP'S FINANCIAL PERFORMANCE

Turnover	2007 HK$ million	2006 HK$ million	Change HK$ million	Change %
Office	**567**	509	+58	+11.4%
Retail	**505**	491	+14	+2.9%
Residential	**262**	232	+30	+12.9%
Others	**34**	36	-2	-5.6%
	1,368	1,268	+100	+7.9%

- Group turnover rose by 7.9% (like-for-like turnover, excluding Hennessy Centre, up 18.8%)
- Office sector recorded strong growth in rentals, including capitalisation on Grade "A" office decentralisation trend
- Strong retail sales translated into higher rental rates and turnover rent

Profit Indicators	2007 HK$ million	2006 HK$ million	Change HK$ million	Change %
1 Recurring Underlying Profit	**950**	755	+195	+25.8%
2 Underlying Profit	**1,158**	1,012	+146	+14.4%
3 Statutory Profit	**3,949**	3,099	+850	+27.4%

- Increase in turnover and lower operating costs have contributed to the increase in Recurring Underlying Profit
- Underlying Profit increased principally due to higher operating profits and realised gain on disposal of listed securities
- Statutory Profit improvement due mainly to HK$555 million more fair value changes on investment properties

Asset Value Indicators	2007 HK$ million	2006 HK$ million	Change HK$ million	Change %
Total assets	**40,890**	36,253	+4,637	+12.8%
Shareholders' funds	**31,652**	27,828	+3,824	+13.7%
4 Adjusted Shareholders' Funds	**35,072**	30,729	+4,343	+14.1%

- Increase in shareholders' funds due to growth in core operating business, revaluation gains associated with investment properties and listed securities portfolios

DEFINITIONS

1 Recurring Underlying Profit
This is a performance indicator of the Group's core property investment business. It is arrived at by excluding from Underlying Profit gains/losses from disposal of assets, impairment, reversal, recovery and tax provisions for prior year(s).

2 Underlying Profit
This is arrived at by excluding from Statutory Profit unrealised fair value changes on investment properties and related deferred tax. As a property investor, the Group's results are principally derived from the rental revenues on its investment properties. The inclusion of the unrealised fair value change on investment properties in the consolidated income statement causes an increase in fluctuation in earnings and poses limitation on the use of the unadjusted earning figures, financial ratios, trends and comparison against prior period(s). Besides, deferred tax on such fair value changes has to be provided for despite the fact that no capital gain tax liability will arise in Hong Kong on disposal of the Group's investment properties. Accordingly, both of these two items are excluded in arriving at the Underlying Profit.

3 Statutory Profit
This is the profit attributable to equity holders of the Company. It is prepared in accordance with Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance.

4 Adjusted Shareholders' Funds
This is arrived at by adding back the Group's share of cumulative deferred tax on property revaluation to shareholders' funds figure. Deferred tax on property revaluation has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of properties.

KEY FINANCIAL AND OPERATING DATA

Cash Flow Information (expressed in HK$ million)	2007	2006	Change
Net cash from operating activities	**1,044**	918	+13.7%
Net cash from investing activities	**212**	175	+21.1%
Net cash used in financing activities	**(1,157)**	(2,110)	+45.2%
Net increase (decrease) in cash and cash equivalent	**99**	(1,017)	N/A
Per Share Data			
Earnings per share, based on:			
Recurring Underlying Profit			
Basic (HK cents)	**90.32**	71.60	+26.1%
Diluted (HK cents)	**90.27**	71.53	+26.2%
Underlying Profit			
Basic (HK cents)	**110.09**	96.03	+14.6%
Diluted (HK cents)	**110.04**	95.94	+14.7%
Statutory Profit			
Basic (HK cents)	**375.46**	293.96	+27.7%
Diluted (HK cents)	**375.25**	293.70	+27.8%
Shareholders' returns:			
Dividends per share (HK cents)	**60.00**	50.00	+20.0%
Shareholders' returns per share (HK$)	**2.42**	1.60	+51.3%
Total shareholders' returns per share (HK$)	**5.21**	3.81	+36.7%
Assets value:			
Net assets value per share (HK$)	**30.51**	26.37	+15.7%
Adjusted net assets value per share (HK$)	**33.81**	29.12	+16.1%
Net debt per share (HK$)	**2.29**	2.31	-0.9%
Share Information			
Number of shares in issue at year end (million)	**1,037**	1,055	-1.7%
Weighted average number of shares (million)	**1,052**	1,054	-0.2%
Highest share price (HK$)	**23.80**	23.95	-0.6%
Lowest share price (HK$)	**18.54**	18.60	-0.3%
Closing share price at year end (HK$)	**22.25**	20.35	+9.3%
Investments in Listed Securities			
Total return (i.e. dividends received plus capital value growth)	**65.9%**	57.3%	+8.6pp
Financial Data			
Average finance costs	**5.6%**	4.9%	+0.7pp
Net debt to equity	**6.8%**	7.9%	-1.1pp
Net interest coverage (times)	**7.8X**	6.9X	+0.9X
Floating rate debt (% on total debt)	**60.1%**	64.7%	-4.6pp
Average debt maturity	**4.0 years**	5.0 years	N/A
Bank facilities: Capital market issuance	**24.7% : 75.3%**	24.7% : 75.3%	N/A
Key Operating Data (expressed in HK$ million)			
Investment properties value	**35,711**	32,473	+10.0%
Office	**13,202**	11,876	+11.2%
Retail	**9,616**	9,062	+6.1%
Residential	**6,810**	6,206	+9.7%
Hennessy Centre	**5,650**	4,900	+15.3%
Others	**433**	429	+0.9%
Occupancy rate as at year end			
Office	**97%**	97%	–
Retail	**98%**	99%	-1pp
Residential	**90%**	92%	-2pp





Hysan aims to achieve its market leadership by providing the finest products and services. We are proud to be the largest commercial landlord in Causeway Bay, the thriving home of more than 500 offices, retail shops and restaurants. Our Causeway Bay portfolio perfectly reflects Hong Kong's energetic and progressive personality.

Chairman's Statement

OVERVIEW

While the global economy experienced overall growth in 2007, the second half of the year saw significant slowdown in the United States economy, stemming from subprime debt issues. Hong Kong's economic fundamentals continued to be supported by domestic consumption and good employment conditions. The supply of Grade A office units in core districts remained limited relative to the demand, leading to significant rental increases. In particular, rental trends in the central business district resulted in more tenants choosing to relocate to other core areas including Causeway Bay. Retail rents were again boosted by strong private consumption, while luxury residential rental demand remained high.

PERFORMANCE

Overall 2007 turnover was HK$1,368 million, up 7.9% from 2006. If the element of Hennessy Centre (under redevelopment since late 2006) is excluded, the turnover increase would be 18.8%. Healthy growth was recorded in all sectors (Office: 23.3%; Retail: 17.7%; Residential: 12.9%), with the office sector growth due partly to the decentralisation factor.

Recurring Underlying Profit, which is profit excluding asset value changes and prior years' tax provision, was HK$950 million, up 25.8% from HK$755 million in 2006. Earnings per share, based on Recurring Underlying Profit, rose to HK90.32 cents (2006: HK71.60 cents).

Underlying Profit, excluding unrealised revaluation changes on investment properties and related deferred tax, was HK$1,158 million (2006: HK$1,012 million).

Statutory Profit increased 27.4% to HK$3,949 million (2006: HK$3,099 million), due mainly to higher valuation of the Group's investment properties.

The external valuation of the Group's investment property portfolio increased to HK$35,711 million, a rise of 10.0% from HK$32,473 million in 2006. Adjusted shareholders' funds went up by 14.1% to HK$35,072 million.

The Board recommends the payment of a final dividend of HK48.0 cents per share (2006: HK40.0 cents). Together with the interim dividend of HK12.0 cents per share (2006: HK10.0 cents), there is an aggregate distribution of HK60.0 cents per share, representing a year-on-year increase of 20.0%. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

OUR GUIDING VALUES

I believe a company's corporate culture and values play a very important role in its success. They define the way it does things, and ensure that all staff pursue a common goal. Hysan takes pride in our corporate culture underpinning our aim to be a successful as well as responsible business. "Our Guiding Values" is the theme of this year's annual report. I trust it will give readers a better understanding of the values that underpin our achievements.

DIRECTORS AND STAFF

I would like to take this opportunity to express my sincere thanks to Per Jorgensen, who stepped down as an Independent non-executive Director after serving the Board for 26 years. I would also like to thank Michael Lee, who stepped down as the Managing Director, for his contribution to the Group. I welcome Tom Behrens-Sorensen, our new Independent non-executive Director, who joined us in May. Finally, I also thank all staff members for their dedication and hard work throughout the year.



OUTLOOK

Hong Kong's economic fundamentals remain sound, underpinned by solid domestic demand and employment conditions. Challenges, however, include the risk of further slowdown in the U.S. economy and in Europe.

We are cautiously optimistic about the year ahead. Significant price differential for Grade A offices between central business district and other core areas, together with limited new supply in such districts, should continue to benefit our property investment portfolio situated in the prime Causeway Bay district.

Peter Ting Chang Lee
Chairman

Hong Kong, 13 March 2008

Our Strategy in Action

This section talks about a number of key areas of interest, from market dynamics to our operations; from business opportunities to the way we manage risks. These are supported by our financial as well as our human resources strategies.

CONTENT HIGHLIGHTS



Causeway
Bay

Market Overview

This market report intends to give general background rather than Group-specific information. Views expressed shall not be regarded as providing any advice or recommendation for whatever purpose. For the Group's performance – see "Operations Review" section.

HONG KONG ECONOMY

Hong Kong's economy expanded by 6.3% in 2007, after growing by 7.0% in 2006. There was broad-based growth in both the external and domestic sectors. Export of services increased 11.2% year-on-year while better employment conditions helped private consumption spending to go up by 7.8% in 2007.

OFFICE

The growth in Hong Kong's economy ensured many business sectors to remain in an expansive mode over the last 12 months. This continuous growth translated into demand for additional office space in terms of net take-up. In 2007, overall net take-up amounted to 3.4 million sq ft net, which is more than twice the amount achieved in 2006. Overall vacancy was down to just 5.1% in 2007, compared to 5.4% in 2006. Overall supply of Grade A offices in core districts remained limited relative to the demand. Growing demand and tightening vacancy levels combined to lift Central's rentals up 32.2% for 2007. Rising rents continued to drive relocation of Central tenants into other core areas, including Causeway Bay/Wanchai, in addition to in-house expansions by tenants in those districts.

Gross Domestic Product Year-on-Year Growth (%)



14
12
10
8
6
4
2
0
-1.0
0.5
2.8
4.8
4.1
-0.9
3.8
4.7
7.7
12.0
6.6
7.9
6.2
7.1
8.1
6.9
9.0
6.2
6.4
6.6
5.5
6.4
6.3
6.7
2002
2003
2004
2005
2006
2007

Source: Census and Statistics Department

	2007	2006
Grade A Office Completion*	**3,302,070**	1,131,327
Central Grade A Office Vacancy Rate	**1.6%**	4.2%
Causeway Bay/ Wanchai Grade A Office Vacancy Rate	**2.1%**	4.1%
Overall Grade A Office Vacancy Rate	**5.1%**	5.4%
Change in Central Grade A Office Rents	**+32.2%**	+27.9%
Change in Causeway Bay/Wanchai Grade A Office Rents	**+12.4%**	+19.2%

* sq.ft. net
Source: Jones Lang LaSalle

RETAIL

Strong domestic consumption, supplemented by a growing tourism sector, helped create strong leasing demand for prime retail spaces. Due to intense competition for prime street shops especially among luxury brand name retailers, rentals for prime street shops were pushed up by 17.9% in 2007. On the back of limited supply, rentals in prime shopping centres increased by 15.3% during the year.

	2007	2006
Retail Sales by Value	**+12.8%**	+7.3%
Visitor Arrivals	**+11.6%**	+8.1%
Change in Prime Shopping Centre Rents	**+15.3%**	+8.1%
Change in Prime Street Shop Rents	**+17.9%**	+1.3%

Sources: Jones Lang LaSalle, Census and Statistics Department and Hong Kong Tourism Board



LUXURY RESIDENTIAL

The luxury residential leasing market continued to pick up, supported by strong demand from expatriates. Overall rentals increased by 17.6% in 2007 compared to the previous year. Sub-markets with limited supply including Mid-levels, The Peak and Island South continued to outperform.

	2007	2006
Change in Luxury Residential Rents	**+17.6%**	+8.9%

Source: Jones Lang LaSalle

Operations Review

OUR BUSINESS

Hysan is principally engaged, together with its subsidiaries and joint ventures, in investment, development and management of quality properties in prime locations. As at 31 December 2007, Hysan's investment property interests totaled some 3.8 million gross square feet of high-quality office, retail and residential space in Hong Kong. The former Hennessy Centre at 500 Hennessy Road is currently under redevelopment.

2007 PERFORMANCE

The Group's turnover was HK$1,368 million, up 7.9% (2006: HK$1,268 million). Excluding the revenue attributable to Hennessy Centre (under redevelopment since the fourth quarter of 2006), the like-for-like turnover would increase by 18.8% over the prior year (2006: HK$1,152 million).

Recurring Underlying Profit[1] was HK$950 million, 25.8% up from last year (2006: HK$755 million). Underlying Profit[1] (excluding unrealised revaluation changes on investment properties and related deferred tax from the Statutory Profit[1]), amounted to HK$1,158 million (2006: HK$1,012 million). Statutory Profit for the year increased by HK$850 million (27.4%), to HK$3,949 million (2006: HK$3,099 million), mainly due to HK$555 million higher fair value changes on the Group's investment properties taken to the consolidated income statement, reflecting rising asset values.

PERFORMANCE INDICATORS AND THEIR SIGNIFICANCE TO THE GROUP

Although many factors contributed to the results of the Group's businesses, some of the key drivers for assessment of our performance include those set out below. The nature of these performance indicators, the way they are measured and their significance to the Group are set out as follows:

Performance indicator	How it is measured	Significance to the Group
Operations:		
Occupancy Rate	– Percentage of total area leased to tenants over total lettable area of each sector	– Rental revenue and management fees are directly proportional to occupancy rate – Optimises revenue by balancing occupancy rate and rental level
Turnover Growth	– Rental revenue in 2007 compared to that in 2006 – Like-for-like basis: excluding rental income attributable to Hennessy Centre in computing 2006 comparative figures	– Reflects the combined effect of changes in rental rate and occupancy rate – Like-for-like change reflects the growth in the Group's businesses on a comparable lettable area basis with prior year
Property Expenses and as a Percentage on Turnover	– Principally being direct costs associated with daily operations of the Group's property portfolio – Calculated by dividing property expenses by turnover	– Measures the direct costs incurred in managing the Group's property portfolio – An indication of the gross margin of our business
Investments in listed securities:		
Total Return	– Aggregate of dividends received and capital value growth	– The Group's equity investment portfolio is significant in size and it is crucial to optimise the returns from these investments

[1] Please refer to "Year 2007 in Review" section for definitions.

Condensed Consolidated Income Statement for the year ended 31 December	2007 HK$ million	2006 HK$ million	Change HK$ million	Change %
Turnover	**1,368**	1,268	100	7.9
Property expenses	**(208)**	(240)	32	13.3
Investment income	**98**	147	(49)	(33.3)
Other gains and losses	**302**	201	101	50.2
Administrative expenses	**(106)**	(111)	5	4.5
Finance costs	**(175)**	(163)	(12)	(7.4)
Change in fair value of investment properties	**3,131**	2,576	555	21.5
Share of results of associates	**452**	120	332	276.7
Taxation				
– current	**(185)**	(89)	(96)	(107.9)
– deferred	**(560)**	(469)	(91)	(19.4)
Minority interests	**(168)**	(141)	(27)	(19.1)
Statutory Profit	**3,949**	3,099	850	27.4
Underlying Profit	**1,158**	1,012	146	14.4
Recurring Underlying Profit	**950**	755	195	25.8

Turnover

Turnover comprised principally rental income derived from the Group's investment properties portfolio in Hong Kong.

The occupancy rate and turnover of the Group's investment properties portfolio are as follows:

Occupancy Rate as at Year End



100%
80%
60%
40%
20%
0%
97% 97%
99% 98%
92% 90%
Office
Retail
Residential
2006
2007

Turnover	2007	2006			Year-on-year Change			
	Total HK$ million	Hennessy Centre HK$ million	Other Buildings HK$ million	Total HK$ million	Like-for-like HK$ million	%	Total HK$ million	%
Office	**567**	49	460	509	107	23.3	58	11.4
Retail	**505**	62	429	491	76	17.7	14	2.9
Residential	**262**	–	232	232	30	12.9	30	12.9
Others	**34**	5	31	36	3	9.7	(2)	(5.6)
	1,368	116	1,152	1,268	216	18.8	100	7.9

Note: Hennessy Centre was fully vacated as of 30 September 2006 in preparation for redevelopment and therefore was excluded in calculating the like-for-like changes from the 2006 comparative figures.

Office Sector

There was healthy growth in the office sector rental revenue during the year, attributable to both new lettings as well as positive rental reversion on renewals and rent reviews. In particular, the Group successfully capitalised on the decentralisation trend and attracted new tenants including international accountancy firms, as well as others in the financial industries.

The like-for-like turnover increased by 23.3% to HK$567 million (2006: HK$460 million). Overall, the office sector revenue increased by 11.4% (2006: HK$509 million). Occupancy for the sector as at year-end was 97% (2006: 97%).

Retail Sector

Strong domestic consumptions on the back of favourable employment conditions and strong financial market performance remained the main driving force for the growth in retail sales. Increased tourists arrivals also supplemented such growth. Strong retail sales in turn supported the rise in retail rental rates, as well as increased contribution from turnover rent.

Like-for-like rental revenue grew 17.7% over last year to HK$505 million (2006: HK$429 million). Overall retail sector revenue increased by 2.9% (2006: HK$491 million). Occupancy for the sector as at year-end was 98% (2006: 99%).

Residential Sector

There was sustained demand for luxury residential properties from expatriates. Year-on-year growth was HK$30 million, up 12.9% from last year. Occupancy for the sector as at year-end was 90% (2006: 92%).

Property Expenses

Property expenses are the costs of providing property services directly associated with the daily operations of our investment properties, being primarily related to utilities costs, front-line staff wages, repairs and maintenance, agency fees, government rents and rates, as well as other rent-related expenses.

The like-for-like decrease in property expenses as compared with last year was HK$8 million. The implementation of a number of energy saving initiatives led to a 9% reduction in overall energy costs compared to 2006 on a like-for-like basis (after adjusting for tariff changes and other relevant factors). Other factors for less property expenses included lower repairs and maintenance costs and promotion expenses.

Total property expenses amounted to HK$208 million in 2007, being HK$32 million (13.3%) lower than last year (2006: HK$240 million).

Overall the property expenses in 2007 were 15.2% of turnover, significantly lower than the 18.9% level in 2006, reflecting both the increase in turnover as well as reduction in costs.

	2007 HK$ million	2006 HK$ million
Property expenses	**208**	240
Percentage on turnover	**15.2%**	18.9%

Investment Income

Investment income mainly comprised dividend, interest, other receivables and reversals, which amounted to HK$98 million (2006: HK$147 million). The decrease mainly reflected the effect of a one-off recovery item in 2006, partly offset by higher interest income and higher dividend income from the Group's overseas investment.

Other Gains and Losses

Other gains and losses mainly comprised net realised gain on disposal of available-for-sale investments and mark-to-market movements of financial instruments.

The Group manages its investment portfolio by continuing to follow prudent investment guidelines that sets out the permitted investments and limits, and with sufficient flexibility taking into account the prevailing volatility of the market.

For financial assets held as long-term investments, the Group manages them with the aim of balancing the anticipated liquidity position, funding needs and capital gains. For this reason, certain available-for-sale investments were disposed of during the year resulting in a net realised gain of HK$255 million (2006: HK$170 million). The remaining available-for-sale investment portfolio will continue to be held as the Group's long-term investments. In addition, the Group enters into derivative instruments from time to time to manage volatilities and the pricing risks of its financial assets and liabilities, as well as to enhance returns on its investment portfolio.

Administrative Expenses

Administrative expenses were lower than the 2006 level by HK$5 million (4.5%) mainly due to lower staff costs and professional fees.

Finance Costs

Finance costs increased by 7.4% to HK$175 million (2006: HK$163 million) mainly due to the generally higher HIBOR in 2007 and the expiration of interest rate hedging instruments secured in a low-interest environment a few years ago.

The Group's average finance costs rose to 5.6% in 2007 (2006: 4.9%). Further discussions on financial management, including financing policy and financial risk management, are set out in the "Financial Policy" section.

Change in Fair Value of Investment Properties

The Group has elected the fair value model for investment properties under the Hong Kong Accounting Standard ("HKAS") 40. As at 31 December 2007, the investment properties of the Group were revalued at HK$35,711 million (2006: HK$32,473 million), by an independent professional valuer, being 10.0% higher than the corresponding value for last year. This reflected a further increase in rentals of the Group's existing investment properties portfolio and a higher realisable value on Hennessy Centre redevelopment.

Excluding additions, fair value gains on investment properties of HK$3,131 million (2006: HK$2,576 million) were recognised in the consolidated income statement during the year.

	Fair Value HK$ million
As at 31 December 2006	32,473
Additions	107
Fair value gains	3,131
As at 31 December 2007	35,711





I Take Pride

Hysan strongly believes in having the highest **business ethics** and **accountability**. All of us take pride in our work, acknowledge responsibility for our actions, and endeavour to complete our tasks in the right way.



Share of Results of Associates
The Group's share of results of associates increased substantially by 276.7% to HK$452 million (2006: HK$120 million). This was the combined result of an increased share of profits from the Shanghai Grand Gateway project to HK$421 million in 2007 (2006: HK$118 million) and that from the Singapore Amaryllis Ville project, which was HK$31 million (2006: HK$2 million).

Shanghai Grand Gateway
The Group's share of operating results increased by 80.3% to HK$110 million (2006: HK$61 million). Overall satisfactory occupancy was achieved for the residential units whilst both the retail and office properties remained virtually fully let. The remaining increase in share of profits was attributable to higher fair value gain on investment properties and an one-off adjustment to deferred taxation provision arising from the unification of corporate income tax rate in China effective January 2008.

Under HKAS 40, properties at Shanghai Grand Gateway have been revalued at market value by an independent professional valuer. The Group's share of the increase in valuation, less the corresponding deferred tax thereon (including the effect of adjustment in income tax rate), amounted to HK$311 million (2006: HK$56 million).

The Group's effective interest in Shanghai Grand Gateway has increased to 24.7% at 2007 year-end (2006: 23.7%), following the acquisition of an additional interest in this project by the Hong Kong joint-venture partners in December 2007.

Singapore Amaryllis Ville
The Group has a 25% interest in the Singapore Amaryllis Ville project. All the remaining units at the project were disposed of during the year and contributed to a significant increase in profit as compared to last year, reflecting the buoyant luxury property market in Singapore.

Taxation
Tax provision increased by HK$187 million to HK$745 million in 2007 (2006: HK$558 million) principally due to increase in deferred tax provision relating to higher revaluation gains on investment properties and a provision for prior year taxation of HK$58 million.

The Group has been in dispute with the Hong Kong Inland Revenue Department ("IRD") regarding additional tax assessments for the years of assessment 1995/1996 to 1999/2000. Full amount of tax in dispute has been provided for in the Group's accounts for previous years. No agreement with IRD has been reached at the date of approval of the 2007 financial statements. Taking into consideration the lapse of time and in light of recent developments in tax case law and practices, an additional provision of HK$58 million was made in the 2007 financial statements being the current estimate of the interest payable on the tax in dispute should IRD's claim be successful.

Condensed Consolidated Balance Sheet as at 31 December	2007 HK$ million	2006 HK$ million	Change HK$ million	Change %
Investment properties	**35,711**	32,473	3,238	10.0
Available-for-sale investments – listed	**2,439**	1,678	761	45.4
Avaliable-for-sale investments – unlisted	**40**	67	(27)	(40.3)
Interests in associates	**1,601**	1,272	329	25.9
Cash and bank balances	**484**	385	99	25.7
Other assets	**615**	378	237	62.7
Total assets	**40,890**	36,253	4,637	12.8
Borrowings	**2,861**	2,821	(40)	(1.4)
Taxation				
– current	**270**	225	(45)	(20.0)
– deferred	**3,910**	3,349	(561)	(16.8)
Other liabilities	**1,001**	950	(51)	(5.4)
Total liabilities	**8,042**	7,345	(697)	(9.5)
Net assets	**32,848**	28,908	3,940	13.6
Shareholders' funds	**31,652**	27,828	3,824	13.7
Minority interests	**1,196**	1,080	116	10.7
	32,848	28,908	3,940	13.6
Adjusted Shareholders' Funds	**35,072**	30,729	4,343	14.1

Investment Properties

The investment properties were valued at HK$35,711 million, up by 10.0% (HK$3,238 million) from HK$32,473 million in 2006.

The Group's investment properties value by sector as at year-end 2007 is as follows:

Capital Value by Sector



1%
16%
37%
19%
27%
Office
Retail
Residential
Property under redevelopment
Others

Available-for-Sale Investments

Available-for-sale investments comprised principally securities listed in Hong Kong.

Overall, the Hong Kong stock market performed strongly during 2007, notwithstanding a sharp adjustment in the fourth quarter. Total returns from the Group's listed securities portfolio, including both dividend income and capital value growth, were 65.9% (2006: 57.3%). Total fair value of our listed securities portfolio, classified as available-for-sale investments, as at 31 December 2007 was HK$2,439 million (2006: HK$1,678 million).

The decrease in unlisted available-for-sale investment relates to two Singapore residential joint venture projects (10% interest in each). With all the completed units of the projects having been sold, the aggregate amount represents return of the Group's capital by way of disposal of joint venture interest and loan repayment.

Interests in Associates

Interests in associates increased by HK$329 million (25.9%) over last year. This mainly represented the Group's share of results in the Shanghai Grand Gateway and Singapore Amaryllis Ville projects.

Cash and Bank Balances

The cash and bank balances amounted to HK$484 million as at 2007 year-end (2006: HK$385 million), principally reflecting positive operating cash flows during the year and cash generated from disposal of listed securities.

Borrowings

The carrying amount of the Group's borrowings stood at HK$2,861 million at year-end 2007, which was maintained at similar level as at year-end 2006 (HK$2,821 million).

Taxation

Provision for current taxation and deferred taxation increased to HK$4,180 million in 2007 (2006: HK$3,574 million). The net increase was made up of a HK$148 million charge for the year, HK$540 million related to additional deferred tax associated with investment properties revaluation gains, and a prior year tax provision of HK$58 million, reduced by tax payments less refund of HK$140 million.

Shareholders' Funds

Shareholders' funds increased by 13.7% from HK$27,828 million in 2006 to HK$31,652 million in 2007, mainly attributable to results for the year and revaluation gains associated with investment properties and listed securities portfolios. Adjusted Shareholders' Funds rose by 14.1% from HK$30,729 million in 2006 to HK$35,072 million in 2007.

Minority Interests

The increase of HK$116 million in minority interests was attributable to increased profit contribution as well as a revaluation surplus from Lee Gardens Two.

Contingent Liabilities

The Group has underwritten its associates on cash calls to finance working capital requirements. Based on currently available information, management does not anticipate any major call for cash contributions in the foreseeable future.

Critical Accounting Estimates and Judgements

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The most significant estimate relates to the valuation of the Group's investment properties. For details, please refer to note 4 to the financial statements.

Capital Expenditure and Management
The Group is committed to enhancing the asset value of its investment property portfolio through selective re-tenanting, refurbishment, repositioning and redevelopment.

The Group also has in place a portfolio-wide whole-life cycle maintenance programme as part of its ongoing strategy to pro-actively review and implement maintenance activities.

Total cash outlay of capital expenditure (excluding purchase of plant and equipment) during the review year was HK$125 million. The following graph illustrates capital expenditure patterns during the last five years:

Capital Expenditure


HK$ million
600
480
360
240
120
0
528
104
370
81
125
03
04
05
06
07

The Group has an internal control system for scrutinising capital expenditures. Detailed analysis of expected risks and returns is submitted to division heads, and Executive Directors or the Board for consideration and approval, depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally based on net present value, pay back period and internal rate of return from projected cash flow.

At year-end, the Group had HK$3,600 million undrawn committed bank facilities. These facilities, together with the Medium Term Note Programme, available-for-sale investments and positive cash flows from local and overseas operations, provide adequate financial resources to fund the level of planned capital expenditure, including the Hennessy Centre redevelopment project.

Hennessy Centre Redevelopment
Demolition work for the former Hennessy Centre site had been completed and the design of the new building finalised. Design enhancements, in response to market demand, will increase prime retail space, flexibility to adjust the office/retail mix with ease, and provisions for better connectivity with neighbouring facilities generally. Improved rental revenue will offset anticipated additional costs, with project completion now expected to be in 2011.





Through seamless teamwork, Hysan provides creative and effective solutions to our clients. Our **thought leadership** applies to all strategic and operational issues, including creating a vision for our ever-evolving hub in Causeway Bay.

I Forge Ahead

Financial Policy

We adhere to a policy of financial prudence. Our objectives are to:

- maintain a strong balance sheet by actively managing debt level and cash flow
- secure diversified funding sources from both banks and capital markets
- minimise refinancing and liquidity risks by attaining healthy debt repayment capacity, maturity profile, and availability of banking facilities with minimum collateral on debt
- manage the exposures arising from adverse market movements in interest rates and foreign exchange through appropriate hedging strategies
- monitor counter-party risks by imposing proper counter-party limits and reduce financial investment risks by holding quality marketable securities

Performance indicator	How it is measured	Significance to the Group
Average Finance Costs	– Interest expenses divided by average borrowing for the year – 2007: 5.6% (2006: 4.9%)	– Our treasury aims to manage and optimise finance costs – HIBOR moved up gradually from the beginning of 2007 to mid-October though significant decline was noted in the last two months of 2007
Bank Facilities: Capital Market Issuance	– The proportion of the borrowings from banks and from capital market relative to the total borrowings – 2007: 24.7%: 75.3% (2006: 24.7%: 75.3%)	– As a measure of diversification of funding sources – No movement
Average Debt Maturity	– The weighted average of remaining maturity period of the Group's borrowings – 2007: 4.0 years (2006: 5.0 years)	– An indicator of the pressure for refinancing or repaying the existing borrowings in the near term – The average maturity has shortened by about one year
Floating Rate Debt (% on Total Debt)	– Debt effectively in floating interest rate divided by total debt – 2007: 60.1% (2006: 64.7%)	– A measure to calculate the percentage of borrowings subject to fluctuation in market interest rates – No significant change
Net Interest Coverage	– Gross profit less administrative expenses before depreciation divided by net interest expenses – 2007: 7.8 times (2006: 6.9 times)	– It represents the Group's financial strength from operating activities to meet its interest payment obligations – Higher gross profit and interest income outweighed the effect of higher average finance cost
Net Debt to Equity	– Borrowings less cash and cash equivalents divided by Adjusted Shareholders' Funds – 2007: 6.8% (2006: 7.9%)	– A benchmark as to the healthy debt level as well as an indicator of the Group's ability to raise further debt – Higher adjusted capital with net debt level similar to last year

Credit Ratings

Moody's	– 2007: Baa1 (2006: Baa1)	– Investment-grade ratings unchanged
Standard and Poor's	– 2007: BBB (2006: BBB)	

The Treasury policy manual lays down the acceptable range of operational parameters and gives guidance on the above areas in order to achieve the objective of financial prudence.

Treasury has an overall objective of optimisation of borrowing costs: that is, to minimise the finance costs subject to the constraints of the operational parameters. The cost of financing was 5.6% for 2007.

FINANCING

As at 31 December 2007, the outstanding gross debt of the Group amounted to HK$2,921 million, approximately at the same level as in 2006. All the outstanding borrowings are on unsecured and committed basis.

The Group always takes a prudent approach in managing its loan portfolio. On the individual loan level, the Group strives to lower the borrowing margin as far as possible; but on the portfolio level, the more important objectives are to ensure sufficient available facilities, diversify the funding sources and to maintain a suitable average tenor relative to the overall duration of the use of the funds.

The Group has also established long-term relationships with a number of local and overseas banks. At present, 13 local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for about 24.7% of the Group's outstanding gross debt while the remaining 75.3% outstanding debts were sourced from the capital market.

Sources of Financing at Year-end


HK$ million
6,000
4,800
3,600
2,400
1,200
0
33.1%
66.9%
37.6%
62.4%
53.0%
47.0%
75.3%
24.7%
75.3%
24.7%
03
04
05
06
07
Capital market issuances
Bilateral bank loans

LIQUIDITY AND CASH BALANCE

The Group understands the importance of liquidity and thus places great emphasis on liquidity management. The Group's major sources of liquidity are from the strong recurring cash flows of the business and the committed banking facilities. Further liquidity reserve is maintained in the form of highly liquid securities listed on The Stock Exchange of Hong Kong Limited. As at 31 December 2007, the market value of these securities amounted to HK$2,534 million and the balance of bank deposits was about HK$484 million. Furthermore, the total undrawn committed facilities of HK$3,600 million as at 31 December 2007, essentially allows the Group to obtain the same level of liquidity as holding the equivalent amount of cash.

Other measures taken against liquidity risk due to the lack of funds for repayment of maturing debts include maintaining an evenly spread maturity profile and reducing the concentration of debts maturing in the near term.

As at 31 December 2007, around 73.3% of the outstanding debts will be due in more than two years but less than five years. The average maturity of the debt portfolio was about 4.0 years. Therefore, there will not be any refinancing pressure on the Group at least in the near term.

The maturity profile is as follows:

	2007 HK$ million	2006 HK$ million
Maturing in more than one year but less than two years	**550**	–
Maturing in more than two years but less than five years	**2,140**	1,270
Maturing in more than five years	**231**	1,639
Total gross debt	**2,921**	2,909

Total gross debt at the end of 2007 was HK$2,921 million, approximately at the same level as in 2006 (2006: HK$2,909 million). The source and application drivers leading to the marginally higher debt are analysed below:

Condensed Consolidated Cash Flow Statement for the year ended 31 December	2007 HK$ million	2006 HK$ million	Change HK$ million
Operating Activities			
Cash generated from operations	**1,184**	979	205
Net tax paid	**(140)**	(61)	(79)
	1,044	918	126
Investing Activities			
Additions less disposals of investment properties	**(125)**	(80)	(45)
Interest and dividends received	**87**	60	27
Disposals less additions of available-for-sale investments	**394**	95	299
Receipts from overseas projects	**140**	106	34
Net placement of principal-protected deposits	**(197)**	–	(197)
Additions less disposals of held for trading investment	**(102)**	–	(102)
Others	**15**	(6)	21
	212	175	37
Financing Activities			
Dividends paid	**(497)**	(482)	(15)
Finance costs	**(162)**	(144)	(18)
Net decrease in borrowings	**–**	(1,487)	1,487
Consideration and expenses paid for repurchase of shares	**(513)**	–	(513)
Proceeds on exercise of share options	**15**	3	12
	(1,157)	(2,110)	953
Net increase (decrease) in cash balances	**99**	(1,017)	1,116

Net cash generated from operating activities was HK$1,044 million, an increase of HK$126 million from the previous year mainly attributable to a stronger business performance. Net amount of HK$140 million was used to pay tax amount due during the year.

Net cash generated from investing activities was HK$212 million, increased from HK$175 million. The change was mainly due to disposal of available-for-sale investments, after offsetting the net cash outflows for principal-protected deposits and held for trading investment.

Net cash used in financing activities was HK$1,157 million, mainly for payment of dividends, finance costs and repurchase of shares.

Debt Levels and Average Finance Costs


HK$ million
6,000
4,800
3,600
2,400
1,200
0
5,922
5,907
5,612
5,590
4,375
2,973
2,909
2,524
2,921
2,437
2.7%
2.5%
3.6%
4.9%
5.6%
03
04
05
06
07
Year-end Gross Debt
Year-end Net Debt
(Gross debt less cash and cash equivalents)
Average Finance Costs

INTEREST RATE EXPOSURE

Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors its interest rate exposures closely. Depending on our medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

The Group's cost of financing in 2007 was 5.6%. The Federal funds rate had been stable at 5.25% before the easing cycle started in the fourth quarter and the rate reached 4.25% at the year end of 2007. Following the first cut in the Federal fund rates, the upward trend of the HKD interest rates has reversed. In anticipation of further reduction in the rates, about 60.1% of the Group's debts have been maintained in floating rates at the end of 2007.

FOREIGN EXCHANGE EXPOSURE

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$182 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong dollars. Other foreign exchange exposure relates to the investments in overseas projects in Singapore and Shanghai. These foreign exchange exposures amounted to the equivalent of HK$1,601 million or 3.9% of the total assets.

USE OF DERIVATIVES

The Group uses derivatives extensively to manage the volatilities and pricing risks of its treasury assets and liabilities, the bulk of which are related to hedging interest rate and foreign exchange exposures. To avoid the Group being exposed to losses arising from the use of derivatives, the potential impact of their use is evaluated thoroughly before executing the transactions.

Before entering into any hedging transaction, the Group will ensure that the counterparty possesses strong investment-grade ratings so that the transaction will not expose the Group to undue credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty. The level of the limit is basically in line with the credit quality of the counterparty.



I Share and Support



Hysan maintains long-term and mutually beneficial partnerships with our stakeholders. This enthusiasm to share and support shines through in our everyday dealings with our shareholders, clients, business partners and staff members.

Internal Controls and Risk Management

RESPONSIBILITY

Our Board of Directors has the overall responsibility to ensure that sound and effective internal controls are maintained, while management is charged with the responsibility to design and implement an internal controls system to manage risks. A sound system of internal controls is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable but not absolute assurance.

HYSAN'S INTERNAL CONTROLS MODEL

Our internal controls model is based on that set down by the Committee of Sponsoring Organisations of the U.S. Treadway Commission ("COSO"), and has five components, namely Control Environment; Risk Assessment; Control Activities; Information and Communication; Monitoring. In developing our internal controls model based on the COSO principles, we have taken into consideration our organisation structure and nature of business activities:

• Control Environment – this is very important as it sets the tone for internal controls in a company. Hysan is a tightly-knit organisation with around 500 staff members. The actions of management and its demonstrated commitment to effective governance and control are therefore very transparent to all. We have a strong tradition of good corporate governance and a corporate culture based on good business ethics and accountability. We aim to build risk awareness and control responsibility into our culture and regard this as the foundation of our internal controls system.

• Control Activities – our core property leasing and management business involves well-established business processes. Control Activities have traditionally been built on senior management reviews, segregation of duties and physical controls. Nonetheless, we recognise that an appropriate level of further formalisation commensurate with the complexity of business processes is beneficial for the continual development of the Group. There is also the general desire to move towards a management style based on systematic and structured control principles.



Risk Assessment
Identify and analyse risks to achievement of corporate objectives
Determine impact of such identified risks on the achievement of corporate objectives
Determine how each of the other internal controls components, both separately and together, mitigate such risks
Continuous Improvement
Specify Corporate Objectives
Hysan's internal controls system:
• is designed to ensure corporate objectives are achieved
• has five components that work together
Examine opportunities for improvement in control effectiveness and efficiency
Control Environment
Determine Effectiveness
Refine corporate objectives based on changes potentially impacting the business
Monitoring
• Independent review by Independent Advisor in 2006
• Set up internal audit function in 2007
Information and Communication

FOCUS IN 2007

Our Control Environment is further enhanced. A company-wide briefing of our Code of Ethics was completed, to ensure all staff members have a good understanding not only of the Code provisions but also their application to daily operating activities. In order to make the staff even more comfortable and not be intimidated in reporting breaches of Code of Ethics, we have refined the whistle-blowing mechanism. An independent third-party service provider will be engaged to receive complaints and allegations, effective March 2008. It is a relatively new practice among Hong Kong corporations. These are accompanied by efforts to reinforce our corporate values by a range of communication channels, including newsletters, staff events, and corporate publications. The roles of the Board and Audit Committee in this regard were reinforced. For instance, corporate values and culture is a Board-level issue as formalised in the Board of Directors Mandate. To ensure alignment of staff roles, responsibilities as well as authorities to corporate objectives, we reviewed and updated job descriptions across the organisation. The levels of authorities were also reviewed and refined.

In terms of Control Activities, we continued the phased project to document all key policies and procedures for operating, financial reporting and compliance functions. An appropriate balance of preventive and detective controls was built in.

We set up our Internal Audit function during the second half of the year to assist management in its "Monitoring" function by providing independent assessment and assurance. The principle of independence was firmly established, as evident by its reporting line to Audit Committee and Chief Executive Officer (Chairman acting). Other key principles, including the principle of objectivity under which internal auditors should not be involved in the operations being audited, are reflected in an Internal Audit Charter approved by the Audit Committee. A special Audit Committee meeting was convened to ensure smooth working of the Internal Audit function. The 2008 Internal Audit Plan was approved by the Committee.

2007 REVIEW OF INTERNAL CONTROLS EFFECTIVENESS

The Board is responsible for the Company's system of internal controls and for reviewing its effectiveness. Internal Audit and management conduct reviews of the effectiveness of the Company's system of internal controls. The Audit Committee reviews the findings and opinion of Internal Audit and management on the effectiveness of the Company's system of internal controls at least once each year and reports annually to the Board on such reviews.

In respect of the year ended 31 December 2007, the Board considered the internal controls system effective and adequate. No significant areas of concern which might affect the operational, financial reporting, and compliance functions of the Company were identified.

WAY FORWARD

We recognise that the strengthening of internal controls is a continuing process. The followings form the basis of further work in this light:

- Governance – in light of the search of a new Chief Executive Officer and the coming on board of new senior executives, the governance structure will be reviewed to ensure clear and appropriate roles, responsibilities and authorities for the senior management team.

- Policies and procedures – we shall continue our phased project to review and document policies and procedures covering key operating, financial reporting and compliance functions. The focus will include inter-departmental issues and reviewing documented policies following implementation in the light of balancing controls and operating efficiency.

- Education and communication – an effective internal controls system does not stop at senior management level. We shall further strengthen risks and controls awareness among our staff across the organisation.

THE HYSAN INTERNAL CONTROLS SYSTEM – HOW COSO PRINCIPLES ARE APPLIED

The following is a summary of the key COSO principles and how Hysan has applied them.

Control Environment

Component	Hysan's way to achieve the principle
Integrity and Ethical Values Basic Principle: Sound integrity and ethical values, particularly of top management, are developed, communicated and policed so that these set the standard of conduct for the organisation.	**Developing the values** Hysan has in place a formal Code of Ethics, emphasising the key principles of (i) respect for people; (ii) ethics and business integrity; (iii) meeting our responsibility. Specific guidelines on various areas including corporate and financial reporting, conflicts of interests, personal benefits, relations with suppliers and contractors are covered. **Communication** – Briefing of Code of Ethics covered in orientation programme for new recruits. – Code provisions posted on intranet to provide easy access to all. – During 2007, completed a company-wide briefing of our Code of Ethics to employees at all levels. **Monitoring** – (Effective March 2008) An independent third party service provider engaged to monitor the "whistle-blowing" system with direct reporting to Audit Committee Chairman. Mechanics: – available 24-hour-a-day, 7 days a week, option of remaining anonymous; via telephone / email / post – reporting – report to the Audit Committee directly to preserve impartiality where the allegation involves senior management or anyone in the Corporate Services Division
Importance of the Board of Directors Basic Principle: The Board of Directors understands and exercises oversight responsibility related to internal controls.	**Formalised Board roles and responsibilities** – Internal controls and risk management, corporate culture and values are Board-level activities. **Formalised role expectations of Non-executive Directors** – Key roles of Non-executive Directors are formalised, which roles include monitoring of management performance, review of risk management, in addition to requirements applicable to all Directors.

Component	Hysan's way to achieve the principle
Management's Philosophy and Operating Style Basic Principle: Management's philosophy and operating style support achieving effective internal controls by setting the tone across the organisation.	**Continual reinforcement** – This is integrated into our daily operations and continually reinforced. – Use of communication channels including staff newsletters, events and corporate publications.
Levels of Authority and Responsibility Basic Principle: Management and employees are assigned appropriate levels of authority and responsibility to facilitate effective internal controls.	**Levels of responsibilities** – During 2007, we conducted a comprehensive review and update of job descriptions across the Company. **Levels of authority** – During 2007, we refined our written levels of authority across the Company. The principles of segregation of duties and conflicts of interests have been built in where appropriate.
Human Resources Basic Principle: Human resources policies and practices are designed and implemented to facilitate effective internal controls, emphasising organisation and development of people and their competence.	**Human Resources policies** – Hysan formalised and refined its human resources policies to ensure competence of our staff, and appropriate application of the principles of checks-and-balances and fairness in key people issues. **Checks-and-balances** – Neither business line nor human resources may have absolute power in key people issues including hiring/termination, disciplinary actions. **Competence** – Various background checks for new recruits; all staff expected to demonstrate behaviours consistent with Code of Ethics and reasonable standard of performance (Employee Discipline Policy); staff given growth opportunity for retention (Staffing Policy – internal transfers). **Fairness** – Employee Discipline Policy provides for various types of disciplinary actions (oral/written warning, dismissal) according to degree of misconduct; Grievance Handling Procedures provide for opportunity to be heard in an appeal system.

Control Activities

Component	Hysan's way to achieve the principle
Basic Principle: Elements of Control Activities – policies and procedures are established and communicated throughout the Company, enabling management directives to be carried out.	– Management conducted an entity-wide exercise in 2006 to map all key control processes to appropriate control objectives. Process owners were identified who have the responsibility for ensuring that (i) controls exist and are in operation; (ii) the relevant policies are documented and updated in light of self-risk assessment. To facilitate the process, a standardised template was developed for documenting these policies: - objectives of the policy – scope of the policy – functions/locations to which the policy applies – roles and responsibilities for ownership, creation, implementation, and maintenance of policy – key provisions covered by the policy
Basic Principle: Selection and development of Control Activities – Control Activities are selected and developed considering their cost and potential effectiveness in mitigating risks.	– Our Control Activities include a range of activities such as management reviews of operating performance, approvals, reconciliations, security of assets and segregation of duties. An appropriate balance of preventive and detective controls is used. Balancing the availability of resources, duties are segregated to mitigate risks.

Monitoring

Component	Hysan's way to achieve the principle
Basic Principle: On-going and separate evaluations of all five internal controls components; internal controls deficiencies are identified and communicated in a timely manner to responsible parties for taking corrective action, and to management and the Board as appropriate.	– A review of internal controls system was conducted by independent consultants in 2006. – Set-up of Internal Audit function in 2007. Internal Audit performed an independent review of the overall effectiveness of internal controls system based on framework developed by independent consultants in 2006. – Internal Audit reports are distributed to senior management. Significant findings will be reported to Audit Committee immediately. Summary of findings and audit work done will be presented to Audit Committee on a half-yearly basis. – In general, management monitoring of internal controls effectiveness is a by-product of monitoring the business through management's direct involvement in business operations.

Human Resources

People remain key to the ongoing growth and success of our business. As at 31 December 2007, we have a total of 459 staff members, including head office asset management team and front-line building management staff. We operate in a business environment with increased competition. Our business strategy is to provide innovative real estate solutions, thereby capturing new customers as well as retaining existing ones. This drives our human resources strategy to become the employer of choice in the property sector. Our objective is to attract and retain high-performing employees who can add value to the business.

We made good progress in delivering our human resources strategy covering the core areas of:

- Talent management
- Reward and recognition
- Employee communication

TALENT MANAGEMENT

Considerable efforts were devoted to identifying core skills and competencies essential to the achievement of business objectives in the changing market and competitive environment. We recognise that we need to challenge the existing practices so as to provide a better solution to serve our existing and potential customers. This requires the skills of innovation — the ability to spot opportunities, to evaluate existing business practices including emulating those from other industries. We shall continue to develop our people by fostering the competencies of innovation and broader business perspectives in our daily operations.

At the same time, we aim to attract the best talent and are prepared to go beyond the property industry for general management skills that complement our technical expertise.

Key positions across the Group have been filled both by promotions within the existing employee population and by successful new hires.

REWARD AND RECOGNITION

We recognise that competitive compensation is a pre-requisite to recruiting and retaining talent. Hysan has always rewarded its staff based on performance and contribution. During the year, we refined our differentiated compensation system to better align the nature and market competitiveness of different job families.

EMPLOYEE COMMUNICATION

We understand that effective communication is key to fostering staff commitment to the Group and we continue to refine our employee communication programme. This includes briefings and updates on results announcements and other key corporate developments, regular newsletters, and gatherings with senior management.

THE HYSAN ADVANTAGE

We aim to be the employer of choice in the property sector, attracting and retaining the best talent that share our corporate values emphasising quality, innovation, and achieving results the right way. We have identified career management as an improvement area and plans are in place to address the issue.



I Care

Hysan takes responsibility by **giving back to our community**. Through our everyday business operations and active participation in community activities, Hysan demonstrates how corporations can give more than just financially to make our society a better place.





Investment Properties Portfolio


500 Hennessy Road
The Lee Gardens
Lee Gardens Two
One Hysan Avenue
Leighton Centre
Sunning Court
HYSAN AVENUE
LEIGHTON ROAD
YEE WO STREET

Total Gross Floor Area	691,546 sq.ft.
Number of Units	345
Parking Spaces	436
Year Completed/ Renovated	1985/2002



BAMBOO GROVE **74-86 Kennedy Road, Mid-Levels**

A luxury residential complex in the Mid-Levels, Bamboo Grove commands panoramic views of the harbour and the greenery of the Peak, and is well served by a multitude of public transport. In addition to superb property management services and full club-house and sports facilities, tenants also enjoy personalised resident services that help ensure a comfortable stay.

Total Gross Floor Area	435,008 sq.ft.
Number of Floors	28
Parking Spaces	264
Year Completed/ Renovated	1977/2004



LEIGHTON CENTRE **77 Leighton Road, Causeway Bay**

This office and retail complex enjoys close proximity to all forms of public transport. Its central location in the Causeway Bay area makes it a much sought-after location for many professional practices.

Total Gross Floor Area	317,160 sq.ft.
Number of Floors	26
Year Completed/ Renovated	1994



LEE THEATRE PLAZA **99 Percival Street, Causeway Bay**

Like its predecessor, Lee Theatre, the Lee Theatre Plaza is a Hong Kong landmark, being one of the city's best known shopping and dining complexes, housing many of the world's most famous lifestyle brands and restaurants.

Estimated total Gross Floor Area	Approx. 710,000 sq.ft.
Projected year of Completion	2011



500 HENNESSY ROAD **Causeway Bay**

Under redevelopment.

ONE HYSAN AVENUE 1 Hysan Avenue, Causeway Bay



Total Gross Floor Area	169,019 sq.ft.
Number of Floors	26
Year Completed/ Renovated	1976/2002

Located at the junction of three busy streets in the heart of Causeway Bay, this office and retail complex enjoys a prime location with a variety of retail facilities in the surrounding area.

THE LEE GARDENS 33 Hysan Avenue, Causeway Bay



Total Gross Floor Area	902,797 sq.ft.
Number of Floors	53
Parking Spaces	200
Year Completed/ Renovated	1997

The Lee Gardens is the Group's flagship property comprising an office tower, Manulife Plaza, and a high-end shopping centre. The development, close to the MTR Causeway Bay station, enjoys spectacular views of the Harbour and Happy Valley and is home to many international corporations, luxury fashion brands and renowned restaurants.

LEE GARDENS TWO 28 Yun Ping Road, Causeway Bay



Total Gross Floor Area	626,996 sq.ft.
Number of Floors	34
Parking Spaces	176
Year Completed/ Renovated	1992/renovation of retail podium in 2003

Lee Gardens Two is an office and retail complex. The complex is conveniently linked to the neighbouring The Lee Gardens and is home to many international corporations, luxury fashion brands, renowned restaurants and a children's concept floor.

SUNNING PLAZA 10 Hysan Avenue, Causeway Bay



Total Gross Floor Area	279,717 sq.ft.
Number of Floors	30
Parking Spaces	150 (jointly owned with Sunning Court)
Year Completed/ Renovated	1982

Designed by the renowned architect I.M. Pei, Sunning Plaza greets tenants and visitors with a spacious entrance and lift lobby. Among its retail tenants are popular food and beverage outlets, which have established the plaza as a hub for relaxation and social recreation.

SUNNING COURT 8 Hoi Ping Road, Causeway Bay



Total Gross Floor Area	97,516 sq.ft.
Number of Units	59
Parking Spaces	150 (jointly owned with Sunning Plaza)
Year Completed/ Renovated	1982/2003

The Sunning Court is a unique residential tower in the dynamic Causeway Bay area. Located in a pleasant environment with tree-lined streets, and within easy reach of all forms of relaxation and entertainment in the surrounding district, the building provides maximum comfort for its tenants.

AIA PLAZA 18 Hysan Avenue, Causeway Bay



Total Gross Floor Area	139,119 sq.ft.
Number of Floors	25
Year Completed/ Renovated	1989

AIA Plaza is a 25-level office and retail complex at the corner of Hysan Avenue. The building boasts a bright and spacious lobby, and houses restaurants, specialty cafes and banking services.

111 LEIGHTON ROAD 111 Leighton Road, Causeway Bay



Total Gross Floor Area	79,905 sq.ft.
Number of Floors	24
Year Completed/ Renovated	1988/2004

Located in a pleasant and quieter area in the heart of Causeway Bay, 111 Leighton Road is an ideal office location for professional and designer firms. The retail shops include a European kitchen concept store and a restaurant/fashion store.

Our Governance

We are proud of our commitment to maintaining the highest standards of corporate governance, the only means to achieve long-term and sustainable returns. Underlying this commitment is our aim to be a responsible business.

CONTENT HIGHLIGHTS



Our Board of Directors and Officers

STRUCTURE



The Board
Audit Committee
Emoluments Review Committee
Chairman
Nomination Committee
Chief Executive Officer
Investment Committee
Finance
Corporate Services
Property Investment
Property Services
Property Development

Chairman
Peter Ting Chang LEE *(I, chairing N)*
J.P. (currently acting as Chief Executive Officer)

Independent non-executive Deputy Chairman
Sir David AKERS-JONES *(N, chairing A, E)*
G.B.M., K.B.E., C.M.G., J.P.

Independent non-executive Directors
Tom BEHRENS-SORENSEN *(A)*
Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Dr. Geoffrey Meou-tsen YEH *(E, N)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.

Non-executive Directors
Hans Michael JEBSEN *(I)*
B.B.S.
Anthony Hsien Pin LEE *(chairing I)*
Chien LEE *(A)*
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Pauline Wah Ling YU WONG

Company Secretary
Wendy Wen Yee YUNG

(A) Audit Committee
(E) Emoluments Review Committee
(N) Nomination Committee
(I) Investment Committee

BOARD OF DIRECTORS

Mr. Lee joined the Board in 1988, became Managing Director in 1999, and Chairman in 2001. Mr. Lee is a non-executive director of Cathay Pacific Airways Limited, CLP Holdings Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk China Limited, and a director of a number of other companies. He is also vice president of the Real Estate Developers Association of Hong Kong. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee holds a Bachelor of Science Degree in Civil Engineering from the University of Manchester and is also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 54.



Peter Ting Chang Lee
Chairman *(I, chairing N)*
J.P.

Sir David is Chairman of GAM Hong Kong Limited, Deputy Chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. He received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. He was appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 80.



Sir David Akers-Jones
Independent non-executive
Deputy Chairman
(N, chairing A, E)
G.B.M., K.B.E., C.M.G., J.P.

Mr. Behrens-Sorensen is the Group Executive Vice President of A.P. Moller-Maersk Group as well as Chairman of Maersk China Limited. He is also the Chairman of the Danish Chamber of Commerce in China and Chairman of the European Chamber of Commerce in China Transportation Working Group. He has over 20 years of experience with the A.P. Moller – Maersk Group in Asia and Australia. He was appointed an Independent non-executive Director in 2007 and is aged 49.



Tom Behrens-Sorensen
Independent non-executive
Director *(A)*

Mr. Hu is Honorary Chairman of Ryoden Development Limited. He holds a Bachelor of Science Degree from Shanghai Jiao Tong University. He was appointed a Non-executive Director in 1979 and as Independent non-executive Director in 2008. He is aged 84.



Fa-kuang Hu
Independent non-executive
Director *(E)*
G.B.S., C.B.E., J.P.

Mr. Jebsen is Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. He is also an independent non-executive director of The Wharf (Holdings) Limited. He was appointed a Non-executive Director in 1994 and is aged 51.



Hans Michael Jebsen
Non-executive Director *(I)*
B.B.S.



Anthony Hsien Pin Lee
Non-executive Director
(chairing I)

Mr. Lee is a director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. He received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Mr. Lee is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. He was appointed a Non-executive Director in 1994 and is aged 50.



Chien Lee
Non-executive Director *(A)*

Mr. Lee is a private investor and a non-executive director of a number of companies including Swire Pacific Limited and Television Broadcasts Limited. He is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. Mr. Lee received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Mr. Lee was appointed a Non-executive Director in 1988 and is aged 54.



Dr. Deanna Ruth Tak Yung Rudgard
Non-executive Director

Dr. Rudgard received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. She is a member of the founding Lee family and a director of Lee Hysan Estate Company, Limited, a substantial shareholder of the Company. She was appointed a Non-executive Director in 1993 and is aged 68.



Dr. Geoffrey Meou-tsen Yeh
Independent non-executive Director *(E, N)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.

Dr. Yeh is former Chairman of Hsin Chong Construction Group Ltd. He holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Dr. Yeh was appointed a Non-executive Director in 1979 and as Independent non-executive Director in 2001. He is aged 76.



Pauline Wah Ling Yu Wong
Executive Director

Mrs. Wong is responsible for the Group's investment properties activities. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. She joined the Company in 1981 and has over 30 years of experience in the property field. She was appointed a Director in 1991 and is aged 59.

OFFICERS



From left to right: Pauline Wah Ling Yu Wong (Executive Director), Peter Ting Chang Lee (Chairman), Ricky Tin For Tsang (Chief Financial Officer), Wendy Wen Yee Yung (Company Secretary)

Ricky Tin For Tsang
Chief Financial Officer

Mr. Tsang joined the Group in 2004 and oversees the areas of financial control and accounting, treasury, corporate finance and institutional investors relations, as well as information technology. He had previously held senior positions in risk management, treasury and financial control with major financial institutions in the United Kingdom and in Hong Kong. Mr. Tsang holds a Masters' Degree in Engineering from Oxford University, United Kingdom. He is also qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales, and is a Fellow of Hong Kong Institute of Certified Public Accountants. He is also a member of the Association of Corporate Treasurers in the United Kingdom. He is aged 46.

Wendy Wen Yee Yung
Company Secretary

Ms. Yung joined the Group in 1999 and is responsible for the Group's corporate services including legal and secretarial, human resources and administration, as well as corporate communications. A solicitor by training, Ms. Yung was a partner of an international law firm prior to joining the Group. Ms. Yung holds a Master of Arts Degree from Oxford University, United Kingdom. She is also a Member of the Hong Kong Institute of Certified Public Accountants. She sits on the Hong Kong Selection Committee of the Rhodes Scholarships, as well as a number of committees of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries respectively. She is aged 46.

Corporate Governance Report

RESPONSIBLE BUSINESS AS THE GUIDING PRINICIPLE

Hysan aims to be a financially successful as well as responsible business. In our quest to deliver long-term sustainable value to our shareholders, we have to understand the context in which we operate and make decisions that balance the needs of various stakeholders. To our shareholders, this is translated into a commitment to maintaining the highest standards of corporate governance. The cornerstones of our corporate governance practices are accountability, transparency, and integrity.


Corporate
Governance
Shareholders
Business
Partners
Responsible
Business
Community
Employees

CORPORATE VALUES

To us, therefore, good corporate governance is not an exercise in compliance. Nor is this restricted to the Board process. The Board must delegate to other executives, who in turn implement policies across the organisation. It is therefore crucial to reinforce our corporate culture and values, which emphasise good business ethics and responsible behaviour in general.

STATEMENT OF COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE

Hysan has complied throughout the review year with the Code Provisions contained in the Code on Corporate Governance Practices (the "Corporate Governance Code") set out in Appendix 14 of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange"), except that its Emoluments Review Committee (established since 1987) has the responsibility for determining executive Director compensation. In light of the current organisational structure and the relatively simple nature of Hysan's business activities, the Board regards the current arrangements for the Emoluments Review Committee to determine executive Director compensation as appropriate. The Board will continue to review this arrangement in light of the needs of the Group. The Company's Corporate Governance guidelines provide for separate roles of Chairman and Managing Director. Peter Ting Chang Lee serves as the Chairman. An open search is currently underway for a new Chief Executive Officer.

Exceeded Code Provisions	Best Practices in Corporate Governance in Place at Hysan
✔	The Board first established a formal Corporate Governance Policy in 2004.
✔	The Board has formally designated a Senior Independent non-executive Director, Sir David Akers-Jones. He currently serves as Independent non-executive Deputy Chairman.
✔	The Board has established formal mandates and responsibilities for itself, with clear division of roles with management.
✔	The Board has established formal criteria and requirements for Non-executive Director appointments. Newly appointed Non-executive Directors are given formal letters of appointment.
✔	Board evaluation: Chairman and Non-executive Directors meet at regularly scheduled sessions without presence of management.
✔	All Corporate Governance Committees (Audit, Emoluments Review and Nomination) have at least a majority of Independent non-executive Directors, in compliance with Listing Rules requirements. Terms of Reference of such Committees have been refined to provide for in-camera meetings without management presence to further encourage objective and independent discussions and assessment.
✔	The Group has a written Code of Ethics applicable to all staff and Directors. Monitoring of the "whistle blowing" mechanism has been outsourced to an external independent third party provider to further enhance independence.
✔	The Group has established a Code for Securities Dealing applicable to those employees likely to have access to unpublished price-sensitive information.
✔	The Group has established a Corporate Disclosure Policy to guide its communications with its stakeholders in order to ensure consistent and timely disclosure.
✔	The Group has established an Auditor's Services Policy to identify areas of conflicts and prohibits engagement of auditors in such areas to ensure objectivity and independence.
✔	The Group has demonstrated its commitment to transparency in shareholder reporting by publishing a separate Corporate Governance Report since 2001. It also publishes the following reports: (i) Audit Committee Report; (ii) Directors' Remuneration and Interests Report; and (iii) Report on Internal Controls and Risk Management.
✔	The Group has formalised its Corporate Responsibility Policy and publishes a separate annual Corporate Responsibility Report.
✔	Since 2004 the Group has operated a new form of annual general meeting ("AGM") that goes beyond the discharging of statutory business by including a detailed business review session led by the Chairman.
✔	The Group has initiated and funded a programme inviting major nominee companies to proactively forward communication materials to ultimate beneficial shareholders at its expense.
✔	The Group continually enhances the use of its corporate website as a means of communication with shareholders. Principal corporate governance policies, guidelines, and terms of reference of related committees are posted.

FOCUS IN 2007

Reinforcement of our corporate culture and values was a main focus in 2007. This in fact forms an important element of further strengthening our control environment, a key component of our internal controls system. Our programme includes a Group-wide briefing of our Code of Ethics, establishing corporate culture and values as a Board-level matter, and strengthening the Board and Audit Committee's oversight roles generally. These are complemented by a range of employee communication channels, including staff newsletters, events and corporate publication.

In addition to enhancing the control environment, other steps were also undertaken to further strengthen our internal controls system. These are described in greater details in a separate report – "Internal Controls and Risk Management".

In terms of the Board infrastructure, we further reinforced the independence of corporate governance-related Board Committees (being Audit, Emoluments Review, and Nomination Committees). Currently, all Committees have at least a majority of Independent non-executive Directors. We refined their terms of reference and formalised the arrangements of in-camera meetings without management presence. This is intended to further encourage open and objective discussions and assessment.

We improved the quality of corporate reporting and disclosure generally. In this annual report, we aim to provide comprehensive yet user-friendly information on all material matters regarding the Group, including the financial situation, performance, and governance. To further facilitate the comparability of reporting and provide more insight into our performance, we included a greater use of key performance indicators, as well as general market and competitive information. We also enhanced the provision of information to facilitate shareholders' exercising their rights. These enhancements include detailed information in the accompanying AGM circular on voting procedures, resolutions to be voted thereat, and shareholders' rights generally.

Recent Recognitions for Hysan's Corporate Governance Achievements

Year	Awards
2007	– Platinum Award (Non-Hang Seng Index Category) in Best Corporate Governance Disclosure Awards 2007 by Hong Kong Institute of Certified Public Accountants – Award Winner – Best Five Corporate Governance Practices in Asia/Pacific by The IR Global Rankings 2007.
2006	– Gold Award (Non-Hang Seng Index Category) in Best Corporate Governance Disclosure Awards 2006 by Hong Kong Institute of Certified Public Accountants. – Award Winner – Best Five Corporate Governance Practices in Asia/Pacific by The IR Global Rankings 2006. – On the Top 10 Companies List with Best Corporate Governance in the Survey on Corporate Governance of Hong Kong Listed Companies 2006, jointly presented by The Hong Kong Institute of Directors and City University of Hong Kong.
2005	– Platinum Award (Non-Hang Seng Index Category) in Best Corporate Governance Disclosure Awards 2005 by Hong Kong Institute of Certified Public Accountants. – "Citation for Achievement in Corporate Governance Disclosure" award in General Category by Hong Kong Management Association. – Third highest rated company in Hong Kong in the FTSE Institutional Shareholder Services Corporate Governance Index 2005.
2004	– Directors of The Year Awards 2004, in the Listed Companies Boards Category, organised by the Hong Kong Institute of Directors.

CORPORATE GOVERNANCE REPORTING

We have set out detailed information on our corporate governance structure and practices in the following separate reports:

- Corporate Governance Report
- Audit Committee Report (Page 79-80)
- Directors' Remuneration and Interests Report (Page 72-78)
- Internal Controls and Risk Management (Page 34-38)

ESTABLISH THE INFRASTRUCTURE	DISCLOSURE	SHAREHOLDER RIGHTS	WAY FORWARD: MORE THAN A BOARD PROCESS

Board Committees:
– Emoluments Review Committee (1987)
– Audit Committee (1999)
– Nomination Committee (2005)
– Key Corporate Governance Documents
  – Corporate Governance Guidelines (2004)
  – Code of Ethics (2005)
  – Board of Directors Mandate (2007)
  – Role Requirements of Non-executive Directors (2007)
– Formal Corporate Responsibility Policy (2007)
	– Corporate Governance Report (2001)
	– Audit Committee Report (2003)
	– Directors' Remuneration and Interests Report (2004)
	– Internal Controls and Risk Management Report (2006)
	– Corporate Responsibility Report (2007)
		– New approach to AGMs (2004)
		– Self-funded programme to facilitate transmission of corporate communication materials to ultimate shareholders (2005)
			– Continual Group-wide reinforcement of corporate values and culture

Evolution of Hysan's Corporate Governance Framework

Chairman Peter T.C. Lee spoke on family ownership and professional management at the 2nd Asia-Pacific Corporate Governance Conference, August 2007

"When the issue of 'family business' is brought up...I am sure people can think of good things like 'identity and values'...and 'long-term vision', while others may see the not-so-positives like 'abuses by the majority shareholder'...So how should a family business stress the positives and eliminate the negatives?...The essence of Hysan's governance model is an effective combination of the commitment and support of a family ownership and the best of professional management."

Transcript of the full speech is posted on www.hysan.com.hk


The 2nd Asia-Pacific
& Perform

1. OUR GOVERNANCE MODEL

Hysan's governance model is based on an effective combination of family ownership and professional management. Our founding shareholding family remains a major shareholder today. We take the view that this element of family ownership can enable managers to take a long-term view in decision-making, balancing the need to produce short-term results or earnings targets. In general, family owners also have a more direct interest in the outcome of decisions made.

This family ownership model is combined with a commitment to apply the principle of meritocracy in human resources management across the Group. Recruitment of professional management staff from outside the controlling shareholder base ensures that a wide net is cast for talent. Appropriate checks-and-balances are also built into our governance structure. These include the designation of a Senior Independent non-executive Director and the establishment of appropriate board committees. The roles and responsibilities of the Board, Non-executive Directors, and Board Committees are clearly delineated.


Authority
Delegation through:
• clear policies and procedures
• monitoring
Share Holders
Board
Management
Accountability
Assurance through checks-and-balances:
• monitoring
• reporting

2. OUR GOVERNANCE FRAMEWORK

Key Facts

There are many guidelines, policies and procedures that support the governance framework at Hysan. The following constitute key components of Hysan's governance framework. They are posted on www.hysan.com.hk

- → Corporate Governance Guidelines
- → Board of Directors Mandate
- → Roles requirements of Non-executive Directors
- → Terms of Reference of various corporate governance-related Board Committees (Audit, Emoluments Review, and Nomination Committees)
- → Code of Ethics for Employees
- → Auditor Services Policy
- → Corporate Disclosure Policy

The Board reviews its corporate governance practices annually

The Corporate Governance Guidelines form the general framework of our corporate governance practices and cover:

- Mission of the Board
- Board appointment and induction
- Board Leadership: Chairman, Managing Director and Senior Independent non-executive Director
- "Independence" standards for outside Directors
- Board authorities, delegations and discretions
- Board compensation review
- Board access to senior management; availability of information
- Meeting procedures
- Governance-related Board Committees

3. THE BOARD AND MANAGEMENT

Key Facts

- → Board of Directors Mandate is posted on www.hysan.com.hk
- → The Board reviews its corporate governance practices annually
- → Board focus in 2007: internal controls; corporate culture and values; human resources

The roles of the Board and of the management are separate and distinct. The Board's responsibility is, firstly to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of the Group's strategic objectives. On the other hand, the responsibility for the day-to-day management of the Group's business activities and the implementation of the Group's policies remains vested in management.

The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

These are governed by a formal **Board of Directors Mandate** which sets out the key responsibilities of the Board in fulfilling its stewardship roles. These include the following:

- Strategic Planning and Monitoring
- Internal Controls and Risk Management
- Culture and Values
- Capital Management
- Corporate Governance
- Board Succession

A detailed list of **Matters Reserved For Board Decisions** is in place setting out key matters that are to be retained for full Board decision. These matters include:

- Long-term objectives and strategies
- Extension of Group activities into new business areas
- Annual budgets
- Preliminary announcements of interim and final results
- Dividends
- Material banking facilities
- Material acquisitions and disposals
- Connected Transactions
- Annual internal controls assessment and
- Appointments to the Board following recommendations by the Nomination Committee

Where applicable, the "materiality" thresholds are set at appropriate levels to ensure proper control while allowing for smooth day-to-day operations to be carried out by management. The schedule is reviewed periodically, at least once a year. It was last formally reviewed by the Board in March 2008.

Board Focus in 2007

In addition to extensive discussions on Group leasing strategy, projects, and performance, the Board also focused on the following areas.

The Board reiterated the importance of continually enhancing the Group's internal controls system. In light of the nature of the Group being a family-controlled company and the possible perception this might give, the Board paid special attention to having appropriate checks-and-balances in its internal controls system. Group culture and values were reinforced generally, particularly as the Group entered into a stage of expanding its human talent.

(Details on the 2007 Board review and general information on Group internal controls system are set out in "Internal Controls and Risk Management" on page 34 to 38)

Group human talent was another area of attention. There was a general review and refinement of core skill requirements in light of the changing market environment and competition. Regular updates on progress in continually strengthening the Group's human resources were provided to the Board.

Four Board meetings were held in 2007 and the meetings were structured to allow open discussion. Details of Directors' Board attendance records are as follow:

Director	Attendance/Total Board Meetings
Executive	
Peter Ting Chang Lee	4/4
Pauline Wah Ling Yu Wong	4/4
Michael Tze Hau Lee	2/2
Independent Non-Executive	
Sir David Akers-Jones	4/4
Tom Behrens-Sorensen	2/2
Fa-kuang Hu *(Note)*	3/4
Dr. Geoffrey Meou-tsen Yeh	4/4
	(25% by alternate)
Non-Executive	
Hans Michael Jebsen	4/4
	(75% by alternate)
Anthony Hsien Pin Lee	4/4
Chien Lee	4/4
Dr. Deanna Ruth Tak Yung Rudgard	4/4
Per Jorgensen	2/2

Note: Designated as Independent non-executive Director in 2008.

4. BOARD LEADERSHIP: CHAIRMAN AND SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR

The Group's Corporate Governance Guidelines provide for separate roles of Chairman and Managing Director. Peter Ting Chang Lee serves as the Chairman. An open search is currently underway for a Chief Executive Officer. The Group's corporate governance model aims to effectively combine family control and professional management.

Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman of the Board. His role as the Senior Independent non-executive Director is formalised in the Group's Corporate Governance Guidelines. He is available to shareholders and fellow Directors if they have concerns relating to matters that contact through the normal channels of Chairman and/or Chief Executive Officer has failed to resolve, or for which such contact is inappropriate.

The Senior Independent non-executive Director also chairs two of Hysan's corporate governance related committees, namely the Audit Committee and the Emoluments Review Committee. The presence of an Independent non-executive Deputy Chairman is designed to ensure that the Board functions effectively and is independent of management where appropriate.

5. BOARD COMPOSITION

The Board currently comprises of two executive and eight non-executive Directors. The Board continually reviews its composition and is actively engaged in succession planning issues for both executive and non-executive roles.



Diversity

Hysan's Board members bring an appropriately diverse set of experience, competencies, skills and judgment to the Board. We find that diversity of background and experience contributes to more effective Board deliberations.

Skill/Experience of the Hysan Board Members

Executive Directors

- Top management – Peter Ting Chang Lee (Chairman)
- Business line – Pauline Wah Ling Yu Wong (Executive Director)

Independent non-executive Directors

- Civil service – Sir David Akers-Jones (Independent non-executive Deputy Chairman)
- Multi-national corporations/global exposure – Tom Behrens-Sorensen
- Related business (real estate and investment) – Fa-kuang Hu
- Related business (construction) – Dr. Geoffrey Meou-tsen Yeh

Non-executive Directors

- Trading companies/global exposure – Hans Michael Jebsen
- Finance and investment – Chien Lee and Anthony Hsien Pin Lee
- Professional – Dr. Deanna Ruth Tak Yung Rudgard

Directors' biographies are set out on pages 47 and 48 and are also available on the Group's website.

"The outside directors bring their world of experience into our board room and these are especially invaluable during discussions on strategies and plans for the future. They are also watchdogs to ensure the strict requirements of the law and regulatory controls are observed. They make our management team much more aware of corporate governance requirements."

Extract from Chairman Peter T.C. Lee's speech at the 2nd Asia Pacific Corporate Governance Conference

6. BOARD INDEPENDENCE

Key Facts

- → The Board's "independence" standards are posted on www.hysan.com.hk
- → The Board reviews "independence" status of Non-executive Directors on an annual basis
- → All Non-executive Directors standing for re-election at the 2008 AGM are independent except Chien Lee because he is a member of the founding Lee family

The Board has established "independence" standards as contained in the Corporate Governance Guidelines. It considers "independence" as a matter of judgment and conscience. A Director is considered independent only where he is free from any business or other relationship that might interfere with the exercise of his independent judgment.

The Board makes a determination concerning the "independence" of a Director each year at the time the Board approves Director nominees for inclusion in the AGM circular. If a Director joins the Board mid-year, the Board makes a determination on the new Director's independence at that time. Currently, the Group has four Independent non-executive Directors who are identified in our Annual and Interim Reports and other communications with shareholders.

Sir David Akers-Jones, Independent non-executive Deputy Chairman seeking re-election at this year's AGM, has served the Board for more than nine years. Sir David Akers-Jones has clearly demonstrated his willingness to exercise independent judgment and to provide objective challenges to management. There is no evidence that length of tenure is having an adverse impact on his independence. The Board therefore considers that Sir David remains independent, notwithstanding the length of his tenure.

INDEPENDENCE STATUS

Name	Management	Independent	Not Independent	March 2008 Review – Reason for Independence Status
Peter Ting Chang Lee	✔			
Sir David Akers-Jones		✔		No business or other relationships with Group or management
Tom Behrens-Sorensen (as from 8 May 2007)		✔		No business or other relationships with Group or management
Per Jorgensen (up to 8 May 2007)		✔		No business or other relationships with Group or management
Dr. Geoffrey Meou-tsen Yeh		✔		No business or other relationships with Group or management *(Note 1)*
Fa-kuang Hu		✔		No business or other relationships with Group or management *(Note 2)*
Hans Michael Jebsen			✔	
Anthony Hsien Pin Lee			✔	
Chien Lee			✔	
Dr. Deanna Ruth Tak Yung Rudgard			✔	
Pauline Wah Ling Yu Wong	✔			

Note 1: Dr. Yeh is the former Chairman of Hsin Chong Group whose business includes construction and is on the Group's tender list. As at 31 December 2007, Dr. Yeh and his associates hold less than 5% interest in the Hsin Chong Group.

Note 2: Mr. Hu is a former director and shareholder of Ryoden Lift Services Limited and Ryoden Engineering Contracting Company Limited which have lift maintenance and miscellaneous works contracts with the Group. Since 2004, Mr. Hu and his associates no longer have interests in such companies. Mr. Hu formerly acted as Non-executive Director of a number of the Group's non-operating subsidiaries. He has resigned from such positions in 2008.

Best Corporate Governance Disclosure Awards 2007: Non-Hang Seng Index Catagory – PLATINUM AWARD
Organised by The Hong Kong Institute of Certified Public Accountants


Judges' Report

"The judges considered the 2006 report of Hysan set a good benchmark... in a number of respects, the company's corporate governance practices exceeded the standards laid down by the Code on Corporate Governance Practices."

"Generally, the judges found the report to be an impressive and professionally presented report."

Extracted from Judges' Report

7. DIRECTOR APPOINTMENTS AND RE-ELECTION

Key Facts

→ Formalised role requirements of Non-executive Directors posted on www.hysan.com.hk
→ Non-executive Directors are appointed for a term of three years and are subject to rotation under our Articles of Association
→ Biographies and other details of Directors standing for re-election are found in the AGM circular accompanying this Annual Report

Requirements

There is a formal, rigorous and transparent procedure for the appointment of new Directors to the Board. The Board has established the Nomination Committee with the responsibility for recommending candidates to the full Board for consideration. The Committee and, in turn, the Board reviews the skill set of the Director candidates as well as the Board as a whole. There are formalised role requirements for Non-executive Directors who have four additional key roles as well as those requirements applicable to all Directors:

- Strategy – constructively challenge, hence help develop proposals on strategy
- Performance – scrutinise performance of management in meeting agreed goals and objectives
- Risk – to satisfy themselves about the integrity of financial information and the robustness of controls and systems of risk management
- People – determine appropriate levels of remuneration for Executive Directors and to undertake succession planning

Mr. Tom Behrens-Sorensen was appointed as an Independent non-executive Director during 2007.

Term

Non-executive Directors are appointed for a term of three years. New Directors are required to submit themselves for re-election at the first AGM following their appointment. The Group's Articles of Association contain provisions regarding rotation of Directors so that every Director will be subject to retirement by rotation at least once every three years. Retiring Directors are subject to re-election at the general meeting at which he retires. There is no cumulative voting in Directors elections, election on each candidate is by a separate resolution.

8. SUPPLY OF INFORMATION AND EVALUATION

Key Facts

→ The Chairman, with the assistance of the Company Secretary, is responsible for the induction of new Board members
→ New Directors' induction includes provision of an induction package and discussion sessions with key management personnel

Induction and Update

On their appointment, Directors are advised on the legal and other duties and obligations they have as directors of a listed company. Newly appointed Directors receive a comprehensive induction package designed to provide a general understanding of the Group; its business; operation of the Board and main issues it faces; as well as an overview of the responsibilities of a Non-executive Director of the Group. Discussion sessions with key management personnel will also be held.

Directors' Induction Package

The contents of the induction package are reviewed from time to time in light of the nature of the Group's activities and the needs of the individuals concerned. They cover:

- Directors' Duties – including
  - Hysan Handbook on the Duties and Responsibilities of Directors
  - The Company's Code for Securities Dealing by Directors
  - Checklist of circumstances that require notification by a Director to the Company
- The Group's Business – including
  - Budget highlights
  - Company organisation chart
  - Details of any major litigation; summary of major group insurance policies including Directors and Officers' Liabilities Insurance
- Board Process and Current Board Issues – including
  - Minutes of last 3 Board meetings
  - Brief biographical details of all Directors, the Company Secretary and other key executives
  - Details of Board Committees together with terms of references.

Our Directors are regularly updated on Hysan's business, the environment in which it operates and other matters throughout their period in office.

Supply of Information

The Board receives detailed quarterly reports from management in respect of their areas of responsibility. Appropriate key performance indicators are used to facilitate benchmarking and peer group comparison. Financial plans, including budgets and forecasts, are regularly discussed at Board meetings. From time to time, the Board also receives presentations, including from non-Board management members, on issues of significance or on new opportunities for the Group. Directors also have access to non-Director management staff where appropriate. These ensure that the Board will be given the answers it needs.

Independent Advice

The Board recognises that there may be occasions when one or more Director feel it is necessary to take independent legal and/or financial advice at the Company's expense. There is an agreed procedure to enable them to do so, as laid down in our Corporate Governance Guidelines.

Evaluation

Hysan has in place a process of Board evaluation in the form of meetings between the Chairman and Non-executive Directors without management being present. A number of meetings were held in 2007.

9. BOARD COMMITTEES

Key Facts

- The Board has three corporate governance-related committees
- Work prepared by Audit Committee is found in a separate report from the Committee (page 79-80)
- Work performed by the Emoluments Review Committee is found in a separate Directors' Remuneration and Interests Report (page 72-78)

In order to provide effective oversight and leadership and pursuant to its Corporate Governance Guidelines, the Board has established three governance-related Board Committees. All such Committees have at least a majority of Independent non-executive Directors. In common with the Board, each Committee has access to independent advice and counsel as required and each is supported by the Company Secretary. The terms of reference of these Committees are available on the Company website.

A. Audit Committee

Composition and Meetings Schedule

Hysan's Audit Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman. Its other members are Tom Behrens-Sorensen and Chien Lee. All members have experience in reviewing or analysing audited financial statements of public companies or major organisations. The Audit Committee meets no less than twice a year. Meetings are also attended by invitation by management including the Chief Financial Officer.

Roles and Authority

Hysan believes that crucial to the effective functioning of an audit committee is a clear appreciation of the separate roles of management, the external auditors and Audit Committee members. Hysan management is responsible for selecting the appropriate accounting policies and for the preparation of the financial statements. The external auditors are responsible for auditing and attesting to the Group's financial statements and evaluating the Group's system of internal controls to the extent that they consider necessary to support their audit report. The Audit Committee, as the delegate of the full Board, is responsible for overseeing the entire process.

The Audit Committee also has the responsibility for reviewing the Group's "whistle-blowing" procedures for employees to raise concerns, in confidence or anonymously, about possible breaches of its Code of Ethics and to ensure that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

Activities and Report in 2007

Full details are set out in the "Audit Committee Report" on pages 79-80. Two meetings were held in 2007 with full attendance.

B. Emoluments Review Committee

Composition and Meetings Schedule

The Group set up an Emoluments Review Committee in 1987 to review executive Director compensation. The Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman. Its current members are Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh. The Committee generally meets at least once every year.

Roles and Authority

Management makes recommendations to the Committee on Hysan's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. No Director nor any of his associates is involved in deciding his own remuneration.

Activities and Report in 2007

Full details are set out in the "Directors' Remuneration and Interests Report" on pages 72-78. One meeting was held in March 2007 to consider executive Directors' compensation. Sir David Akers-Jones and Mr. Fa-Kuang Hu attended the meeting.

C. Nomination Committee

Composition

The Board established a Nomination Committee in 2005. It is chaired by Peter Ting Chang Lee, Chairman of the Board, and its other members are Sir David Akers-Jones and Dr. Geoffrey Meou-tsen Yeh. The Committee meets when it is considered necessary.

Roles and Authority

The Committee has the responsibility of nominating for Board approval candidates to fill Board vacancies as and when they arise and of evaluating the balance of skills, knowledge and experience of the Board. It is clearly set out in the terms of reference of the Committee that the Chairman of the Board shall not chair the Committee when it is dealing with the matter of succession of the chairmanship.

Activities and Report in 2007

The Committee met once in 2007 with full attendance to consider the appointment of Mr. Tom Berhrens-Sorensen as Independent non-executive Director as from the conclusion of the 2007 AGM.

10. SHAREHOLDERS

Key Facts

- → We operate a self-funded programme to proactively forward shareholder communication materials via nominee companies
- → Our AGM promotes shareholder communications by providing a business session led by Chairman (2007 review posted on www.hysan.com.hk)
- → Investor relations programme in place to maintain a continuing open dialogue with institutional shareholders
- → Corporate Disclosure Policy posted on www.hysan.com.hk
- → Detailed information on voting contained in AGM circular

The Board and management fully recognise the significance in having a governance framework that protects shareholder rights and their exercise of the same. At the same time, we aim to continually improve our communications with shareholders and obtain their feedback.


Hysan 希慎
HYSAN DEVELOPMENT COMPANY
希慎興業有限公司
2007 ANNUAL GENERAL MEETING
2007年股東周年大會
AGENDA
• 2006 Business Environment Overview
• Management Philosophy
• 2007 Outlook
• Business Activities Review

Communication with Shareholders

Accountability to Shareholders and Corporate Reporting

Disciplined measurement of our performance is an important aspect of our strategy to achieve long-term success. Reporting financial and non-financial results in a transparent fashion is critical, recognising that we are accountable to our stakeholders. A number of formal communication channels are used to account to shareholders for the performance of the Group. These include the Annual Report and Accounts, Interim Report and Accounts and press releases/announcements.

Constructive Use of AGM

The Board recognises the significance of constructive use of AGMs as a useful means to enter into a dialogue with private shareholders based on mutual understanding of objectives. Individual shareholders can put questions to the Chairman at the general meeting. Board Committee Chairmen, as provided under the respective terms of references, attend AGMs to respond to any shareholder questions on the activities of the Committees.

Since 2004, to enable shareholders to gain a better understanding of our business activities, we have included a "business review" session led by the Chairman in addition to the statutory part of the meeting. Topics covered at the last AGM included: Year 2006 business environment; business activities review and outlook. The arrangements were positively received by shareholders.

Institutional Shareholders

We are committed to maintaining a continuing open dialogue with institutional investors and analysts as a means of developing their understanding of our strategy, operations, management and plans and raising any issues they may have. The Chief Financial Officer participates in regular one-on-one meetings and roadshows in Hong Kong as well as overseas.

Corporate Disclosure Policy

We recognise the significance of consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about Hysan. A Corporate Disclosure Policy is in place, which provides guidance for coordinating the disclosure of material information to investors, analysts and media as well as our processes for results announcements. This policy also identifies who may speak on Hysan's behalf, and outlines the responsibility for communications with various stakeholders groups.

Shareholder Rights

Self-funded Programme to Proactively Forward Shareholder Communication Materials via Nominee Companies

Shareholders must be furnished with sufficient and timely information concerning the Company and any material developments. There is currently no requirement in Hong Kong providing for mandatory forwarding of shareholder communication materials by nominee companies to beneficial shareholders. Since 2005, we have initiated and funded a programme inviting major nominee companies to proactively forward communication materials to shareholders at our expense. Coverage of the programme has more than doubled since inception.

Provision of Sufficient and Timely Information

We recognise the significance of providing information to shareholders to enable them to make an informed assessment in voting. Copies of the Annual Report and financial statements and related papers were dispatched to shareholders more than 30 days prior to the AGM (statutory requirement: 21 days).

Detailed information on voting procedures (including procedures for demanding a poll) is given in a user-friendly "frequently-asked-questions-and-answers" format in the AGM circular which accompanies the Annual Report. Comprehensive information on each resolution to be proposed is also provided.

Voting

To ensure shareholders can obtain a degree of control proportionate to their equity ownership, the Company intends to conduct all voting at general meetings by poll which practice has been adopted for our AGMs since 2004. The poll is conducted by the Company's Registrars and scrutinised by the Group's auditors. Poll results are announced and posted on both the Stock Exchange's and the Company's websites.

Relevant Provisions in Articles of Association and Hong Kong Law

Under the Articles of Association of the Company and Hong Kong Companies Ordinance, shareholders holding not less than 5% of the paid up capital of the Company may convene an extraordinary general meeting by requisition stating the objects of the meeting, and deposit the signed requisition at the Company's registered office.

The Hong Kong Companies Ordinance also provide for shareholder approval of decisions concerning fundamental corporate changes, including amendments to the Articles of Association, and extraordinary transactions including the transfer of all or a substantial part of a company's assets.

There are no limitations imposed by Hong Kong law or the Articles of Association on the right of non-residents or foreign persons to hold or vote on the Company's shares other than those limitations that would generally apply to all shareholders.

"The idea of fair play....applies to the distinct separation of the private and public entities, as well as the relationship between majority and minority shareholders. The sense of fair play would become the cornerstone of what is now better known as 'corporate governance'."

Extract form Chairman Peter T.C. Lee's speech at the 2nd Asia Pacific Corporate Governance Conference



The Directors submit their report together with the audited financial statements for the year ended 31 December 2007, which were approved by the Board of Directors on 13 March 2008.

PRINCIPAL ACTIVITIES

The principal activities of the Group continued throughout 2007 to be property investment, management and development. Details of the Group's associates and principal subsidiaries at 31 December 2007 are set out in notes 19 and 41 respectively to the consolidated financial statements.

The revenue and result of the Group are principally derived from leasing of investment properties located in Hong Kong; accordingly, no segment financial analysis is provided. A detailed review of the development of the business of the Group during the year, and likely future developments, is set out in Chairman's Statement and Management's Discussion and Analysis of the Annual Report.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2007 are set out in the consolidated income statement on page 84.

An interim dividend of HK12 cents per share amounting to HK$127,232,025 was paid to shareholders during the year.

The Board of Directors recommends the payment of a final dividend of HK48 cents per share with a scrip alternative to the shareholders on the register of members on 14 May 2008, absorbing HK$497,985,483. The ordinary dividends proposed and paid in respect of the full year 2007 will absorb HK$625,217,508, the balance of the profit will be retained.

RESERVES

Movements during the year in the reserves of the Group and the Company are set out in the consolidated statement of changes in equity on pages 88 and 89 and note 32 to the consolidated financial statements respectively.

INVESTMENT PROPERTIES

All of the Group's investment properties were revalued by an independent professional valuer at 31 December 2007. The revaluation resulted in a surplus of HK$3,130,712,676 as compared to carrying amount and is recognised in the consolidated income statement.

Details of movements during the year in the investment properties of the Group are set out in note 15 to the consolidated financial statements.

Details of the major investment properties of the Group at 31 December 2007 are set out in the section under Schedule of Principal Properties of the Annual Report.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 16 to the consolidated financial statements.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 31 to the consolidated financial statements.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance and, save as otherwise stated and explained in the Corporate Governance Report, has complied throughout the year with the code provisions of the Code on Corporate Governance Practice (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Further information on the Company's corporate governance practices is set out in the following separate reports:

(a) "Corporate Governance Report" (pages 50 to 64) – it gives detailed information on the Company's compliance with the Code, and adoption of local and international best practices;

(b) "Directors' Remuneration and Interests Report" (pages 72 to 78) – it gives detailed information of Directors' remuneration and interests (including information on Director's compensation, service contracts, Directors' interests in shares; contracts and competing business);

(c) "Audit Committee Report" (pages 79 and 80) – it sets out terms of reference, work performed and findings of the Audit Committee for the review year;

(d) "Internal Controls and Risk Management" (pages 34 to 38) – it sets out the Company's framework on internal control and risks assessment including methodology, control activities, work done during the year and further steps to be done; and

(e) "Corporate Responsibility Report" – it set out the Company's Corporate Responsibility Policies and Practices reflecting its commitment to maintaining a high standard of corporate governance.

THE BOARD

The Board currently comprises Peter Ting Chang Lee, Chairman and Pauline Wah Ling Yu Wong, Executive Director and eight other non-executive Directors. Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman, also chairing the corporate governance-related committees, namely, the Audit Committee and the Emoluments Review Committee. The biographies of the Directors as at the date of this Report appear on pages 47 and 48.

Michael Tze Hau Lee and Per Jorgensen stepped down as Managing Director and Independent non-executive Director respectively and Tom Behrens-Sorensen was appointed as Independent non-executive Director as from the conclusion of the 2007 annual general meeting held on 8 May 2007 ("2007 AGM"). Accordingly, Timothy John Smith was appointed as alternate Director to Tom Behrens-Sorensen (previously acted as alternate Director to Per Jorgensen) as from the conclusion of the 2007 AGM. Save as the aforesaid, Raymond Liang-ming Hu, Li Kam Wing, V-nee Yeh served as alternate Directors throughout the year.

According to Article 97 of the Company's current Articles of Association, a Director appointed either to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting.

Under Article 114 of the Company's current Articles of Association, one-third (or such other number as may be required under applicable legislation) of the Directors; and where the applicable number is not an integral number, to be rounded upwards, who have been longest in office shall retire from office by rotation.

Details of Board changes effective as from the conclusion of the forthcoming annual general meeting ("2008 AGM") including particulars of Directors seeking re-election at the 2008 AGM are set out in the accompanying circular to shareholders.

The Company has received from each Independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considered all of them to be independent.

DIRECTORS' INTERESTS IN SHARES

Details of the interests and short positions of the Directors and alternate Director in the shares, underlying shares or debentures of the Company and its associated corporations are set out in Directors' Remuneration and Interests Report on pages 72 to 78.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES

As at 31 December 2007, the interests or short positions of substantial shareholders and other persons of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance ("SFO"), or as otherwise notified to the Company, were as follows:

Aggregate long positions in shares and underlying shares of the Company

Name	Capacity	No. of ordinary shares held	% of the issued share capital *(Note 1)*
Lee Hysan Estate Company, Limited	Beneficial owner and interests of controlled corporations	433,130,735 *(Note 2)*	41.75
Lee Hysan Company Limited	Interests of controlled corporations	433,130,735 *(Note 2)*	41.75

Notes:

(1) The percentage has been compiled based on the total number of shares of the Company in issue as at 31 December 2007 (i.e. 1,037,469,756 ordinary shares).

(2) These interests represent the same block of shares of the Company. 270,118,724 shares were held by Lee Hysan Estate Company, Limited ("LHE") and 163,012,011 shares were held by certain subsidiaries of LHE. LHE is a wholly-owned subsidiary of Lee Hysan Company Limited.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 31 December 2007.

RELATED PARTY TRANSACTIONS

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 39 to the consolidated financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified below.

CONTINUING CONNECTED TRANSACTIONS

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under the Listing Rules. Details of the Transactions as at 31 December 2007 are set out as follows:

I. Lease granted by the Group

(a) The Lee Gardens, 33 Hysan Avenue, Hong Kong ("The Lee Gardens")

The following lease arrangement was entered into by Perfect Win Properties Limited, a wholly-owned subsidiary of the Company and property owner of The Lee Gardens, as landlord, with Oxer Limited (formerly known as "Bonde Limited"), a company controlled by Michael Tze Hau Lee, former Managing Director of the Company. Details of the lease arrangement are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note 1)*
Oxer Limited	30 August 2007 (Lease and Supplemental Lease)	3 years commencing from 1 July 2007 (for Room 3703) and 35 months commencing from 1 August 2007 (for Room 3704)	Rooms 3703 and 3704 and 1 carparking space	2007: HK$ 507,299 (on pro-rata basis) 2008: HK$1,458,060 2009: HK$1,458,360 2010: HK$ 729,180 (on pro-rata basis)
	6 July 2007 (Carpark Licence Agreement)	34 months commencing from 1 September 2007 (for a carparking space)		

CONTINUING CONNECTED TRANSACTIONS continued

I. Lease granted by the Group continued

(b) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company and property owner of Lee Gardens Two, as landlord with the following connected persons:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note 1)*
(i) Jebsen and Company Limited *(Note 2)*	10 September 2003	4 years commencing from 1 September 2003	Office units at 28th to 31st Floors	2007: HK$ 9,572,328 (on pro-rata basis)
(ii) Jebsen and Company Limited	29 June 2007 *(Note 3)*	3 years commencing from 1 September 2007	Office units at 28th, 30th and 31st Floors	2007: HK$ 6,805,776 (on pro-rata basis) 2008: HK$ 20,582,424 2009: HK$ 20,582,424 2010: HK$ 13,721,616 (on pro-rata basis)
(iii) Hang Seng Bank Limited *(Note 2)*	7 June 2006 *(Note 4)*	3 years commencing from 1 October 2006	Shop G13 on the Ground Floor and portion of Lower Ground Floor (Shops 11-12)	2007: HK$ 13,267,560 2008: HK$ 1,643,808 (on pro-rata basis)
(iv) Hang Seng Bank Limited	15 October 2007 *(Note 5)*	72 months commencing from 15 October 2007 (for Shops 2-10 on the Lower Ground Floor) 68 months commencing from 15 February 2008 (for Shop G13A on the Ground Floor and Shops 11-12 on the Lower Ground Floor)	Shop G13A on the Ground Floor and Shops 2-10 and 11-12 on Lower Ground Floor	2007: HK$ 242,097 (on pro-rata basis) 2008: HK$ 10,578,491 2009: HK$ 12,469,416 2010: HK$ 9,821,341 (on pro-rata basis) *(Note 6)*
(v) MF Jebsen International Limited *(Note 7)*	23 April 2004 and a Supplemental Deed of 12 July 2004	4 years commencing from 1 February 2004 and 3 years and 7 months commencing from 1 July 2004	Office units at 24th and 25th Floors	2007: HK$ 6,596,532 2008: HK$ 558,431 (on pro-rata basis)

CONTINUING CONNECTED TRANSACTIONS continued

I. Lease granted by the Group continued

(c) Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove")

The following leases were entered into by Kwong Wan Realty Limited ("Kwong Wan"), a wholly-owned subsidiary of the Company and property owner of Bamboo Grove as landlord, with LHE, a substantial shareholder of the Company (holding 41.75% interest) and Atlas Corporate Management Limited ("Atlas"), a wholly-owned subsidiary of LHE. Details of the leases are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note 1)*
(i) Lee Hysan Estate Company, Limited	9 November 2005 and an extension agreement of 1 November 2007	2 years and 2 months commencing from 1 November 2005	Penthouse 01 on the 36th and 37th Floors and 1 carparking space	2007: HK$2,690,280 *(Note 8)*
(ii) Atlas Corporate Management Limited	14 December 2005 (Formal tenancy agreement executed on 5 January 2006)	2 years commencing from 16 January 2006	Penthouse 01 on the 29th and 30th Floors and 2 carparking spaces	2007: HK$1,792,920 2008: HK$ 72,494 (on pro-rata basis) *(Note 9)*

(d) One Hysan Avenue, Causeway Bay, Hong Kong

The following lease arrangement was entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, with Atlas. Details of the lease are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration *(Note 1)*
Atlas Corporate Management Limited	9 November 2005	3 years commencing from 1 November 2005	Whole of 21st Floor	2007: HK$1,397,664 2008: HK$1,169,800 (on pro-rata basis)

II. Provision of leasing and property management services to a non-wholly-owned subsidiary regarding Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of agreement	Terms	Premises	Annual consideration
Barrowgate Limited	25 February 2004 and two Supplemental Appointment Letters of 19 July 2004 and 7 February 2007	3 years commencing from 1 April 2004 (renewable for a further 3 years)	Whole premise of Lee Gardens Two	HK$17,443,318 (i) and HK$ 2,525,278 (ii) *(Note 10)*

CONTINUING CONNECTED TRANSACTIONS continued

Notes:

1. The annual consideration are based on current rates of rental and operating charges and (for retail premises) promotional levies for each of the relevant financial years. The rental and operating charges and promotional levies (as the case may be) are payable monthly in advance.
2. Jebsen and Company Limited ("Jebsen and Company") and Hang Seng Bank Limited ("Hang Seng") are beneficial substantial shareholders of Barrowgate having equity interest of 10% and 24.64% respectively in Barrowgate.
3. This is a renewal of the lease mentioned under I(b)(i) above.
4. Barrowgate entered into a surrender agreement with Hang Seng on 15 October 2007 whereby Hang Seng agreed to surrender the premises mentioned under I(b)(iii) above with effect from 14 February 2008.
5. Barrowgate entered into an agreement for lease on 15 October 2007.
6. The rent for the period from 15 October 2010 to 14 October 2013 will be reviewed at the then prevailing market rent and to be agreed by Barrowgate and Hang Seng.
7. At the time of entering the lease, MF Jebsen International Limited was considered a connected person by virtue of it being a company controlled by an alternate Director of the Company. It has ceased to be a connected person upon expiry of 12 months from the resignation of the alternate Director.
8. The monthly management fees were revised with effect from 1 January 2007. An extension agreement was entered into between Kwong Wan and LHE on 1 November 2007 whereby Kwong Wan agreed to extend the term of the lease mentioned under I(c)(i) for a further period of 2 months commenced from 1 November 2007 and expired on 31 December 2007.
9. The monthly management fees were revised with effect from 1 January 2007 while the rental remained unchanged.
10. These represent the actual considerations for the year ending 31 December 2007, calculated on the basis of the fee schedules as prescribed in the respective management agreements.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

Announcements were published regarding the Transactions in accordance with the Listing Rules. The Stock Exchange has granted a waiver for the Transactions referred to in section I(b)(v) and section II above by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the Listing Rules on condition that details of the Transactions be included in the Company's subsequent published annual report for financial years in which the relevant Transactions are subsisting. The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in so far as they are applicable.

Pursuant to Rule 14A.38 of the Listing Rules, the Board of Directors engaged the auditor of the Company to perform certain agreed upon procedures in respect of the Transactions of the Group to assist the Directors to evaluate whether the Transactions:

1. have received the approval from the Board of Directors;
2. were in accordance with the pricing policies of the Company where the Transactions involve provision of goods and services by the Company;
3. have been entered into in accordance with the agreement governing such Transactions; and
4. have not exceeded the cap stated in the relevant announcements.

The auditor has reported the factual findings on these procedures to the Board of Directors that the samples the auditor selected for the Transactions were in agreement in respect of items 1, 3 & 4 above and that according to the samples the auditor selected, in respect of item 2, the rent charged to the connected persons were either the same or fall within the range of rental offered to independent third parties. All Independent non-executive Directors of the Company have reviewed the Transactions and the report of the auditor and confirmed that the respective contracts and terms of the Transactions are:

1. in the ordinary and usual course of business of the Company;
2. on normal commercial terms; and
3. in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the commercial interests of the Group as a whole.

INTEREST IN CONTRACTS OF SIGNIFICANCE

The lease arrangement between Barrowgate, a non wholly-owned subsidiary, and Jebsen and Company, of which Hans Michael Jebsen is a director and shareholder, also constitutes a contract of significance due to the annual consideration of the lease having a percentage ratio of 1.29% from the calculation of the revenue test (the percentage ratio for assets ratio and consideration ratio are 0.04% and 0.07% respectively) as at 31 December 2007. Details of the transaction are set out under I(b)(i) and (ii) of Continuing Connected Transactions.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate turnover attributable to the Group's five largest customers was less than 30% of total turnover.

Details of the Group's transactions with its major suppliers during the year are set out below:

	Percentage of the Group's total purchases
The largest supplier	16%
Five largest suppliers in aggregate	33%

Save otherwise disclosed, no Director, their associates or shareholders (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) were interested, at any time during the year, in the Group's five largest suppliers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company was authorised at the 2007 AGM to purchase its own ordinary shares not exceeding 10% of the aggregate nominal amount of its issued share capital at that time. During the year, the Company repurchased its ordinary shares on the Stock Exchange when they were significantly trading at a discount in order to enhance shareholder value.

During the year, the Company repurchased its own ordinary shares on the Stock Exchange as follows:

Month of repurchase in 2007	Number of shares of nominal value of HK$5 each repurchased	Consideration per share Highest HK$	Consideration per share Lowest HK$	Aggregate consideration paid HK$
August	871,000	19.64	18.94	16,844,269
September	22,720,000	22.00	19.40	480,117,127
October	100,000	21.00	20.95	2,099,650
November	542,000	23.00	22.75	12,404,450
	24,233,000			511,465,496

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof.

Save as disclosed above, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required under the Listing Rules.

DONATIONS

During the year, the Group made donations totalling HK$1,299,170 for charitable and non-profit-making organisations.

AUDITOR

A resolution for the re-appointment of Messrs. Deloitte Touche Tohmatsu as auditor of the Company is to be proposed at the 2008 AGM.

On behalf of the Board
Peter Ting Chang Lee
Chairman

Hong Kong, 13 March 2008

DIRECTOR COMPENSATION

Executive Director emoluments

The Board first established the Emoluments Review Committee in 1987 to review and determine the remuneration of executive Directors.

The Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman. Its other members are Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh.

Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman or Chief Executive Officer may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

The Group's remuneration policy seeks to provide a fair market remuneration in a form and value to attract, retain and motivate high quality staff and at the same time to reflect the importance of aligning awards with shareholder interests. Remuneration packages are set at levels to ensure comparability and competitiveness with Hong Kong-based companies competing within a similar talent pool, with particular emphasis on the property industry. Independent professional advice will be sought to supplement internal resources where appropriate.

Following a review completed in November 2003 by the Committee, the Company has developed a policy that involves top management (the Chairman and Chief Executive Officer) having a remuneration package consisting of several remuneration components. The fixed part of the package is a combination of basic salary and benefits. The proportion of performance-based compensation has been increased under this new structure. In addition, there are arrangements for a long-term incentive plan. The new levels of remuneration, taking effect as from December 2003, reflected comparator market information and advice from independent consultants (Watson Wyatt Hong Kong Limited). Such salary levels would be reviewed by the Committee on an annual basis.

The Committee met in March 2007 to review executive Director compensation packages. Except Dr. Geoffrey Meou-tsen Yeh, all members attended the meeting without any executive Director presence. Details are set out in note 8 to the consolidated financial statements. The most recent meeting of the Committee was held in March 2008 with all members being present to review executive Director compensation packages.

Details of Directors' (including individual executive Directors) emoluments and options are set out in notes 8 and 40 respectively to the consolidated financial statements.

Non-executive Director emoluments

The Directors' fees are subject to shareholder approval at general meeting. The non-executive Directors (including the Independent non-executive Directors) received fees totalling HK$1,100,356 and the Independent non-executive Deputy Chairman received a total annual fee of HK$230,000 for 2007 (Please refer to note 8 to the consolidated financial statements).

Taking into consideration the level of responsibility, experience and abilities required of the Directors, and fees offered for similar positions in comparable companies, new levels of Directors' fees were reviewed and approved at the annual general meeting ("AGM") held on 10 May 2005:

	Per annum HK$
Board of Directors	
Chairman	140,000
Deputy Chairman	120,000
Director	100,000
Audit Committee	
Chairman	60,000
Member	30,000
Other Committees	
Chairman	30,000
Member	20,000

The non-executive Directors received no other compensation from the Group except for the fees disclosed above.

None of the non-executive Directors receive any pension benefits from the Company, nor do they participate in any bonus or incentive schemes.

DIRECTOR COMPENSATION continued

Long-term incentives: Share Option Schemes

The Company has granted options under two executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). As approved by the Board, either the Chairman or the former Managing Director may make grants to management staff below executive Director level.

Key terms of the share option schemes of the Company are summarised as follows:

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

As at 31 December 2007, shares issuable under options granted under the 1995 scheme was 303,667 representing less than 0.03% of the issued share capital of the Company.

The maximum entitlement of each participant is substantially below the limit set out under the scheme rules (being 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme). The exercise price was initially fixed at 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the 20 trading days immediately preceding the date of grant or the nominal value of a share whichever is the greater. The exercise price for options granted after 1 September 2001 was amended to comply with amendments to the Listing Rules. Consideration paid on each grant of option was HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

Grants made prior to 8 March 2005 had a holding period of 2 years and a vesting period of 5 years.

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme (together with the 1995 Scheme are referred to as the "Schemes") at its AGM held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Listing Rules, currently being 10% of the shares in issue (being 104,996,365 shares) as at 10 May 2005, the date of the AGM approving the 2005 Scheme. Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meeting for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholders' approval). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

Grant and vesting structures

With effect from 8 March 2005, the Board has approved a new grant and vesting structure. Grants will be made on a periodic basis. Vesting period is three years in equal proportion. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

DIRECTOR COMPENSATION continued

Long-term incentives: Share Option Schemes continued

Grant movements during the year

During the year, a total of 863,000 shares options were granted under the 2005 Scheme.

As at 31 December 2007, an aggregate of 1,297,667 shares are issuable for options granted under the Schemes, representing approximately 0.13% of the issued share capital of the Company.

As at the date of this Report, 99,342,765 shares are issuable under the Schemes representing 9.58% of the issued share capital.

Details of options granted, exercised, cancelled/lapsed and outstanding under the Schemes during the year are as follows:

Name	Date of grant	Exercise price HK$	Exercisable period	Balance as at 1.1.2007	Changes during the year: Granted	Exercised	Cancelled/ lapsed	Balance as at 31.12.2007
1995 Scheme								
Executive Director								
Peter Ting Chang Lee *(Note a)*	7.1.1999	9.22	7.1.2001 – 6.1.2009	1,350,000	–	(1,350,000) *(Note g)*	–	–
Eligible employees *(Note b)*	30.3.2005	15.85	30.3.2005 – 29.3.2015	401,333	–	(77,666) *(Note h)*	(20,000) *(Note j)*	303,667
2005 Scheme								
Executive Directors								
Peter Ting Chang Lee *(Note c)*	6.3.2007	21.38 *(Note e)*	6.3.2007 – 5.3.2017	–	235,000	–	–	235,000
Michael Tze Hau Lee *(Note d)*	10.5.2005	16.60	10.5.2005 – 9.5.2015	240,000	–	(80,000) *(Note i)*	(160,000) *(Note j)*	–
	30.3.2006	22.00	30.3.2006 – 29.3.2016	188,000	–	–	(188,000) *(Note j)*	–
	6.3.2007	21.38 *(Note e)*	6.3.2007 – 5.3.2017	–	185,000	–	(185,000) *(Note j)*	–
Pauline Wah Ling Yu Wong *(Note c)*	6.3.2007	21.38 *(Note e)*	6.3.2007 – 5.3.2017	–	108,000	–	–	108,000
Eligible employees *(Note b)*	9.8.2005	18.79	9.8.2005 – 8.8.2015	96,000	–	–	(96,000) *(Note j)*	–
	12.10.2005	18.21	12.10.2005 – 11.10.2015	120,000	–	–	(120,000) *(Note j)*	–
	30.3.2006	22.00	30.3.2006 – 29.3.2016	325,000	–	–	(106,000) *(Note j)*	219,000
	26.6.2006	20.11	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.25 *(Note f)*	30.3.2007 – 29.3.2017	–	335,000	–	(13,000) *(Note j)*	322,000
				2,830,333	863,000	(1,507,666)	(888,000)	1,297,667

DIRECTOR COMPENSATION continued

Long-term incentives: Share Option Schemes continued

Grant movements during the year continued

Notes:

(a) Options granted to Peter Ting Chang Lee had a holding period of 2 years and a vesting period of 5 years.

(b) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

(c) Options granted to Peter Ting Chang Lee and Pauline Wah Ling Yu Wong have a vesting period of 3 years in equal proportions.

(d) Options granted to Michael Tze Hau Lee had a vesting period of 3 years in equal proportions. Michael Tze Hau Lee stepped down from the Board of the Company as from the conclusion of the 2007 AGM held on 8 May 2007.

(e) The closing price of the shares of the Company immediately before the date of grant (as of 5 March 2007) was HK$20.50.

(f) The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2007) was HK$21.30.

(g) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$19.60.

(h) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$21.09.

(i) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$21.20.

(j) The options for 888,000 shares lapsed during the year upon the stepping down of Michael Tze Hau Lee and resignations of certain eligible employees.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Particulars of the Company's share option schemes are set out in note 40 to the consolidated financial statements.

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the year is as follows to be expensed through the Group's income statement over the three-year vesting period of the options.

The fair values of share options granted by the Company were determined by using Black-Scholes option pricing model (the "Model"). The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The inputs into the Model were as follows:

	Date of grant	
	30.3.2007	6.3.2007
Closing share price at the date of grant	HK$21.25	HK$20.80
Exercise price	HK$21.25	HK$21.38
Risk free rate *(Note a)*	4.192%	4.188%
Expected life of option *(Note b)*	10 years	10 years
Expected volatility *(Note c)*	29.53%	30.12%
Expected dividend per annum *(Note d)*	HK$0.416	HK$0.416
Estimated fair value per share option	HK$7.47	HK$7.21

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the shares of the Company in the past one year immediately before the date of grant.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

SERVICE CONTRACTS
No Director proposed for re-election at the forthcoming AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN SHARES
As at 31 December 2007, the interests and short positions of the Directors and alternate Director in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), are set out below:

Aggregate long positions in shares and underlying shares of the Company

	No. of ordinary shares held					
Name	Personal interests	Family interests	Corporate interests	Other interests	Total	% of the issued share capital *(Note a)*
Peter Ting Chang Lee	3,370,708	–	–	–	3,370,708	0.325
Fa-kuang Hu	–	–	200,000 *(Note b)*	–	200,000	0.019
Hans Michael Jebsen	60,000	–	2,432,914 *(Note c)*	–	2,492,914	0.240
Tom Behrens-Sorensen	10,000	–	–	–	10,000	0.001
Chien Lee	800,000	–	–	–	800,000	0.077
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600	0.180
Pauline Wah Ling Yu Wong	154,000	–	–	–	154,000	0.015
Geoffrey Meou-tsen Yeh	258,288	–	–	–	258,288	0.025
V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh)	43,259	–	–	–	43,259	0.004

Notes:
(a) This percentage has been compiled based on the total number of shares of the Company in issue (i.e. 1,037,469,756 ordinary shares) as at 31 December 2007.

(b) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interest in all these shares.

(c) Such shares were held through a corporation in which Hans Michael Jebsen was a member entitled to exercise no less than one-third of the voting power at general meeting.

Certain executive Directors of the Company have been granted share options under the Company's share option schemes (details are set out in the section headed "Long-term incentives: Share Option Schemes" above). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

DIRECTORS' INTERESTS IN SHARES continued

Aggregate long positions in shares of associated corporations

Listed below are certain Directors' interests in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company, and Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company.

	No. of ordinary shares held			% of
Name	Corporate interests	Other interests	Total	the issued share capital
Hans Michael Jebsen	1,000	–	1,000	10 *(Note a)*
Fa-kuang Hu	–	5,000	5,000	50 *(Note b)*
Raymond Liang-ming Hu (alternate to Fa-kuang Hu)	–	5,000	5,000	50 *(Note b)*

Notes:

(a) Jebsen and Company Limited ("Jebsen and Company") held a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael Jebsen was deemed to be interested in the shares of Barrowgate by virtue of being the controlling shareholder of Jebsen and Company.

(b) Ryoden Development Limited ("Ryoden Development") held a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu were deemed to be interested in the shares of PAECL by virtue of their interests as a founder and/or beneficiaries of a discretionary trust which had an indirect controlling interest in Ryoden Development.

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations as at 31 December 2007 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Director's securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they have complied with the required standards set out in the Model Code throughout the review year.

DIRECTORS' INTERESTS IN CONTRACTS

During the review year, certain Directors are parties to contracts with the Group. These contracts constitute Related Party Transactions, Connected Transactions or Contracts of Significance under applicable accounting or regulatory rules (details are disclosed in the Directors' Report).

DIRECTORS' INTERESTS IN COMPETING BUSINESS

The Group is engaged principally in the property investment, development and management of high quality investment properties in Hong Kong. The following Directors (excluding Independent non-executive Directors during 2007) are considered to have interests in other activities (the "Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules.

For the reasons stated below, and coupled with the diligence of the Group's Independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and at arm's length from the Deemed Competing Business.

DIRECTORS' INTERESTS IN COMPETING BUSINESS continued

(i) Peter Ting Chang Lee, Anthony Hsien Pin Lee, Chien Lee, Michael Tze Hau Lee (former Managing Director who stepped down from the Board on 8 May 2007) and Dr. Deanna Ruth Tak Yung Rudgard are members of the founding Lee family whose range of general investment activities include property investments in Hong Kong and overseas. In light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) Fa-kuang Hu and his alternate, Raymond Liang-ming Hu, are directors and have an indirect substantial interest in Designcase Limited and its subsidiaries, which are engaged in investment holding, property investment and development, property agency and management, project management in both the People's Republic of China and Hong Kong.

(iii) Hans Michael Jebsen and his alternate, Kam Wing Li, hold the offices of directors in each of Jebsen and Company and Jebsen China Services Limited (the "Companies") and some of their subsidiaries, of which their business activities include, inter alia, investment holding and property investment in both the People's Republic of China and Hong Kong. Mr. Jebsen is also a substantial shareholder of the Companies.

Mr. Jebsen is an independent non-executive director of The Wharf (Holdings) Limited whose business includes, inter alia, property investment, development and management in both the People's Republic of China and Hong Kong.

(iv) Chien Lee is an independent non-executive director of Swire Pacific Limited whose business includes, inter alia, property investment and trading in Hong Kong, the People's Republic of China and the USA.

The Company's management team is separate and independent from that of the companies identified in (ii), (iii) and (iv) above. In addition, save and except Peter Ting Chang Lee and Michael Tze Hau Lee, the relevant Directors have non-executive roles and are not involved in the Company's day-to-day operations and management.

By Order of the Board
Wendy Wen Yee Yung
Company Secretary

Hong Kong, 13 March 2008

Audit Committee Report

The Audit Committee has three members chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, and has a majority of Independent non-executive Directors. Under its terms of reference, the Committee oversees the Company's financial reporting process; it also reviews the Company's internal control and risk management system and its relationship with external auditors. The Committee presents a report to the Board on its findings after each Committee meeting.

The Committee held two meetings during 2007, on 5 March and 14 August. All members attended the above meetings. A meeting was also held on 1 February 2008 to consider matters relating to the new Internal Audit function. The meeting held on 12 March 2008 was to consider the consolidated financial statements for the year ended 31 December 2007. Significant matters, as reviewed and discussed in the relevant meetings, include the following:

FINANCIAL REPORTING

In the process of financial reporting, management is responsible for the preparation of Group financial statements including the selection of suitable accounting policies. External auditors are responsible for auditing and attesting to Group financial statements and evaluating Group's system of internal control in such regard. The Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them.

- August 2007 : The Committee reviewed and recommended to the Board for approval the unaudited consolidated financial statements for the first six months of 2007, prior to public announcement and filing. The Committee received reports from and met with external auditors to discuss the scope of their review and findings. The Committee had discussions with management on significant judgments affecting Group's financial statements.

- March 2008 : The Committee reviewed and discussed with management and external auditors the 2007 consolidated financial statements included in the Annual Report 2007, prior to public announcement and filing. The Committee received reports from and met with the external auditors to discuss the general scope of their audit work and findings. The Committee had discussions with management with regard to significant judgments affecting the Group financial statements. Based on these review and discussions, and the report of the external auditors, the Audit Committee recommended to the Board approval of the consolidated financial statements for the year ended 31 December 2007, with the Independent Auditor's Report thereon.

REVIEW OF INTERNAL CONTROL AND RISK MANAGEMENT SYSTEMS

- August 2007 : The Committee considered management's report on implementing the improvement areas identified by an independent international accounting firm following its 2006 review of internal controls, and was satisfied as to the same.

- February 2008 : The Committee met to discuss the work performed by the new internal audit function set up during the second half of 2007. The Committee also considered and approved audit plan for 2008.

- March 2008 : The Committee, upon receiving confirmation of management and internal audit, was satisfied as to the effectiveness of the Company's internal controls system; that there were no matters of material concerns relating to financial, operational, or compliance controls.

RELATIONSHIP WITH EXTERNAL AUDITORS

- August 2007 and March 2008 : The Committee reviewed and considered the terms of engagement of the external auditors in respect of the 2007 interim results reviews and 2007 annual audit and the related results announcement and annual confirmation.

  The Committee assessed the auditor's independence and objectivity. Factors considered include the arrangement for lead audit partner rotation, and the provision of non-audit services by the auditors. The Committee recommended to the Board that the shareholders be asked to re-appoint Deloitte Touche Tohmatsu as the Group's external auditors for 2008.

  For the year ended 31 December 2007, external auditors received a total fee of HK$2,341,840 (audit services: HK$1,700,000; non-audit services HK$301,000; and tax compliance services: HK$340,840).

Members of the Audit Committee
David Akers-Jones *(Chairman)*
Chien Lee
Tom Behrens-Sorensen

Hong Kong, 13 March 2008

Financial Statements and Valuation

Recurring Underlying Profit Up

Overall Turnover Up

Like-for-Like Turnover Up

Dividends Up

Directors' Responsibilities for the Financial Statements

The Companies Ordinance requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of their respective profit or loss for the year then ended. In preparing the financial statements, the Directors are required to:

(a) select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;

(b) state the reasons for any significant departure from accounting standards; and

(c) prepare the financial statements on the going concern basis, unless it is not appropriate to presume that the Company and the Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Deloitte.
德勤

TO THE MEMBERS OF HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements of Hysan Development Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 84 to 134, which comprise the consolidated and Company's balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 13 March 2008

Consolidated Income Statement

For the year ended 31 December 2007

	Notes	2007 HK$ million	2006 HK$ million
Turnover	5	**1,368**	1,268
Property expenses		**(208)**	(240)
Gross profit		**1,160**	1,028
Investment income	6	**98**	147
Other gains and losses	7	**302**	201
Administrative expenses		**(106)**	(111)
Finance costs	10	**(175)**	(163)
Change in fair value of investment properties		**3,131**	2,576
Share of results of associates		**452**	120
Profit before taxation		**4,862**	3,798
Taxation	11	**(745)**	(558)
Profit for the year	12	**4,117**	3,240
Attributable to:			
Equity holders of the Company		**3,949**	3,099
Minority interests		**168**	141
		4,117	3,240
Dividends			
Paid	13	**549**	474
Proposed	13	**498**	422
Earnings per share (expressed in HK cents)			
Basic	14	**375.46**	293.96
Diluted	14	**375.25**	293.70

Consolidated Balance Sheet

At 31 December 2007

	Notes	2007 HK$ million	2006 HK$ million
Non-current assets			
Investment properties	15	**35,711**	32,473
Property, plant and equipment	16	**73**	69
Prepaid lease payments	17	**123**	123
Investments in associates	19	**1,011**	630
Available-for-sale investments	20	**2,479**	1,745
Other financial assets	21	**235**	2
Other receivables	22	**22**	23
		39,654	35,065
Current assets			
Accounts receivable and other receivables	22	**66**	159
Amount due from an associate	24	**590**	642
Held for trading investments	25	**95**	-
Other financial assets	21	**1**	2
Time deposits	26	**478**	382
Cash and bank balances	26	**6**	3
		1,236	1,188
Current liabilities			
Accounts payable and accruals	27	**278**	253
Other financial liabilities	21	**40**	40
Rental deposits from tenants		**124**	102
Amounts due to minority shareholders	28	**327**	327
Taxation payable		**270**	225
		1,039	947
Net current assets		**197**	241
Total assets less current liabilities		**39,851**	35,306
Non-current liabilities			
Borrowings	29	**2,861**	2,821
Other financial liabilities	21	**17**	45
Rental deposits from tenants		**215**	183
Deferred taxation	30	**3,910**	3,349
		7,003	6,398
Net assets		**32,848**	28,908

	Notes	2007 HK$ million	2006 HK$ million
Capital and reserves			
Share capital	31	**5,187**	5,276
Reserves		**26,465**	22,552
Equity attributable to equity holders of the Company		**31,652**	27,828
Minority interests		**1,196**	1,080
Total equity		**32,848**	28,908

The consolidated financial statements on pages 84 to 134 were approved and authorised for issue by the Board of Directors on 13 March 2008 and are signed on its behalf by:

Peter Ting Chang Lee
Director

David Akers-Jones
Director

Balance Sheet
At 31 December 2007

	Notes	2007 HK$ million	2006 HK$ million
Non-current assets			
Property, plant and equipment	16	**5**	7
Investments in subsidiaries	18	**–**	–
Investments in associates	19	**–**	–
Available-for-sale investments	20	**2**	2
Other receivables	22	**1**	2
		8	11
Current assets			
Accounts receivable and other receivables	22	**2**	2
Amounts due from subsidiaries	23	**12,781**	13,017
Time deposits	26	**–**	46
Cash and bank balances	26	**6**	4
		12,789	13,069
Current liabilities			
Accounts payable and accruals	27	**19**	22
Amounts due to subsidiaries	23	**42**	104
Taxation payable		**50**	68
		111	194
Net current assets		**12,678**	12,875
Net assets		**12,686**	12,886
Capital and reserves			
Share capital	31	**5,187**	5,276
Reserves	32	**7,499**	7,610
Total equity		**12,686**	12,886

The financial statements on pages 84 to 134 were approved and authorised for issue by the Board of Directors on 13 March 2008 and are signed on its behalf by:

Peter Ting Chang Lee
Director

David Akers-Jones
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007

	Attributable to equity holders of the Company			
	Share capital HK$ million	Share premium HK$ million	Share options reserve HK$ million	Investments revaluation reserve HK$ million
At 1 January 2006	5,266	1,420	2	796
Change in fair value of available-for-sale investments	–	–	–	687
Surplus on revaluation of properties for own use	–	–	–	–
Exchange differences on translation of an overseas associate	–	–	–	–
Change in fair value of derivatives designated as cash flow hedge	–	–	–	–
Transfer to profit and loss for derivatives designated as cash flow hedge	–	–	–	–
Net income recognised directly in equity	–	–	–	687
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	(170)
Profit for the year	–	–	–	–
Total recognised income and expenses for the year	–	–	–	517
Issue of shares pursuant to scrip dividend schemes	9	30	–	–
Issue of shares under share option schemes	1	3	(1)	–
Recognition of equity-settled share-based payments	–	–	4	–
Interim dividend declared for 2006	–	–	–	–
Dividends paid during the year *(note 13)*	–	–	–	–
Proposed final dividend for 2006	–	–	–	–
At 31 December 2006	5,276	1,453	5	1,313
Change in fair value of available-for-sale investments	–	–	–	1,192
Surplus on revaluation of properties for own use	–	–	–	–
Deferred taxation arising on revaluation of properties for own use	–	–	–	–
Exchange differences on translation of an overseas associate	–	–	–	–
Change in fair value of derivatives designated as cash flow hedge	–	–	–	–
Transfer to profit and loss for derivatives designated as cash flow hedge	–	–	–	–
Net income recognised directly in equity	–	–	–	1,192
Transfer to profit and loss on disposal of available-for-sale investments	–	–	–	(382)
Profit for the year	–	–	–	–
Total recognised income and expenses for the year	–	–	–	810
Issue of shares pursuant to scrip dividend schemes	25	79	–	–
Issue of shares under share option schemes	7	9	(1)	–
Cancellation upon repurchase of own shares	(121)	–	–	–
Expenses for repurchase of own shares	–	–	–	–
Recognition of equity-settled share-based payments	–	–	4	–
Forfeiture of share options	–	–	(2)	–
Interim dividend declared for 2007	–	–	–	–
Dividends paid during the year *(note 13)*	–	–	–	–
At 31 December 2007	**5,187**	**1,541**	**6**	**2,123**

Attributable to equity holders of the Company									
Properties revaluation reserve HK$ million	Hedging reserve HK$ million	Translation reserve HK$ million	Capital redemption reserve HK$ million	General reserve HK$ million	Dividend reserve HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total HK$ million
1	35	(4)	155	100	369	16,527	24,667	986	25,653
–	–	–	–	–	–	–	687	–	687
1	–	–	–	–	–	–	1	–	1
–	–	5	–	–	–	–	5	–	5
–	(11)	–	–	–	–	–	(11)	–	(11)
–	(22)	–	–	–	–	–	(22)	–	(22)
1	(33)	5	–	–	–	–	660	–	660
–	–	–	–	–	–	–	(170)	–	(170)
–	–	–	–	–	–	3,099	3,099	141	3,240
1	(33)	5	–	–	–	3,099	3,589	141	3,730
–	–	–	–	–	–	–	39	–	39
–	–	–	–	–	–	–	3	–	3
–	–	–	–	–	–	–	4	–	4
–	–	–	–	–	105	(105)	–	–	–
–	–	–	–	–	(474)	–	(474)	(47)	(521)
–	–	–	–	–	422	(422)	–	–	–
2	2	1	155	100	422	19,099	27,828	1,080	28,908
–	–	–	–	–	–	–	1,192	–	1,192
8	–	–	–	–	–	–	8	–	8
(1)	–	–	–	–	–	–	(1)	–	(1)
–	–	(2)	–	–	–	–	(2)	–	(2)
–	1	–	–	–	–	–	1	–	1
–	(2)	–	–	–	–	–	(2)	–	(2)
7	(1)	(2)	–	–	–	–	1,196	–	1,196
–	–	–	–	–	–	–	(382)	–	(382)
–	–	–	–	–	–	3,949	3,949	168	4,117
7	(1)	(2)	–	–	–	3,949	4,763	168	4,931
–	–	–	–	–	–	–	104	–	104
–	–	–	–	–	–	–	15	–	15
–	–	–	121	–	–	(511)	(511)	–	(511)
–	–	–	–	–	–	(2)	(2)	–	(2)
–	–	–	–	–	–	–	4	–	4
–	–	–	–	–	–	2	–	–	–
–	–	–	–	–	127	(127)	–	–	–
–	–	–	–	–	(549)	–	(549)	(52)	(601)
9	**1**	**(1)**	**276**	**100**	**–**	**22,410**	**31,652**	**1,196**	**32,848**

Consolidated Cash Flow Statement

For the year ended 31 December 2007

	2007 HK$ million	2006 HK$ million
Operating activites		
Profit before taxation	**4,862**	3,798
Adjustments for:		
Other gains and losses	**(302)**	(201)
Finance costs	**175**	163
Change in fair value of investment properties	**(3,131)**	(2,576)
Share of results of associates	**(452)**	(120)
Dividend income	**(53)**	(41)
Interest income	**(30)**	(18)
Reversal of impairment loss recognised in respect of investment in an associate	**(11)**	–
Recovery of a loan to an associate	**–**	(87)
Depreciation of property, plant and equipment	**7**	7
Loss on disposal of property, plant and equipment	**–**	1
Share-based payment expenses	**4**	4
Operating cash flows before movements in working capital	**1,069**	930
Decrease in accounts receivable and other receivables	**3**	27
Increase (decrease) in accounts payable and accruals	**58**	(7)
Increase in rental deposits from tenants	**54**	29
Cash generated from operations	**1,184**	979
Hong Kong profits tax paid	**(141)**	(61)
Hong Kong profits tax refund	**1**	–
Net cash from operating activities	**1,044**	918
Investing activities		
Interest received	**34**	23
Dividends received from available-for-sale investments	**53**	37
Proceeds on disposal of investment properties	**–**	1
Proceeds on disposal of available-for-sale investments	**394**	187
Proceeds upon maturity of principal-protected deposits	**81**	–
Proceeds on disposal of held for trading investments	**21**	–
Receipts from equity derivatives	**169**	–
Repayment from associates	**132**	–
Repayment from investees	**8**	19
Recovery of a loan to an associate	**–**	87
Additions to investment properties	**(125)**	(81)
Purchases of property, plant and equipment	**(3)**	(6)
Purchases of available-for-sale investments	**–**	(92)
Additions to principal-protected deposits	**(278)**	–
Purchases of held for trading investments	**(123)**	–
Payment for equity derivatives	**(151)**	–
Net cash from investing activities	**212**	175

	2007 HK$ million	2006 HK$ million
Financing activities		
Interest paid	**(151)**	(136)
Bank charges	**(8)**	(7)
Medium Term Note Programme expenses	**(1)**	(1)
Payment for hedging expenses	**(2)**	–
Dividends paid	**(445)**	(435)
Dividends paid to minority shareholders of a subsidiary	**(52)**	(47)
Repayment of unsecured bank loans	**–**	(1,337)
Purchases of fixed rate notes	**–**	(150)
Consideration paid for repurchase of shares	**(511)**	–
Expenses paid for repurchase of shares	**(2)**	–
Proceeds on exercise of share options	**15**	3
Net cash used in financing activities	**(1,157)**	(2,110)
Net increase (decrease) in cash and cash equivalents	**99**	(1,017)
Cash and cash equivalents at 1 January	**385**	1,402
Cash and cash equivalents at 31 December	**484**	385
Analysis of the balances of cash and cash equivalents		
Time deposits	**478**	382
Cash and bank balances	**6**	3
	484	385

1. GENERAL

The Company is a public listed company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed in the shareholder information section of the annual report.

The principal activities of the Company and its subsidiaries (collectively referred to as the "Group") are property investment, management and development.

These financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has adopted, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning on 1 January 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – INT 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC) – INT 8	Scope of HKFRS 2
HK(IFRIC) – INT 9	Reassessment of Embedded Derivatives
HK(IFRIC) – INT 10	Interim Financial Reporting and Impairment

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new and revised standards or interpretations that have been issued but not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements [1]
HKAS 23 (Revised)	Borrowing Costs [1]
HKFRS 8	Operating Segments [1]
HK(IFRIC) – INT 11	HKFRS 2 – Group and Treasury Share Transactions [2]
HK(IFRIC) – INT 12	Service Concession Arrangements [3]
HK(IFRIC) – INT 13	Customer Loyalty Programmes [4]
HK(IFRIC) – INT 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction [3]

[1] Effective for annual periods beginning on or after 1 January 2009.
[2] Effective for annual periods beginning on or after 1 March 2007.
[3] Effective for annual periods beginning on or after 1 January 2008.
[4] Effective for annual periods beginning on or after 1 July 2008.

The Directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

These financial statements have been prepared in accordance with HKFRSs issued by the HKICPA and the Hong Kong Companies Ordinance. In addition, these financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

3. SIGNIFICANT ACCOUNTING POLICIES continued

Basis of consolidation continued

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Investments in associates are included in the Company's balance sheet at cost less any identified impairment loss. The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year.

Investment properties

Investment properties are properties held to earn rental and/or for capital appreciation.

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair values at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

3. SIGNIFICANT ACCOUNTING POLICIES continued

Property, plant and equipment continued

Any revaluation increase arising on revaluation of buildings is credited to the properties revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the consolidated income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the properties revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided to write off the cost or fair value of items of property, plant and equipment over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments

The land and buildings elements of a lease of land and buildings are considered separately for the purpose of lease classification. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are classified as prepaid lease payments, which are carried at cost less subsequent accumulated amortisation and accumulated impairment losses, and is amortised to the consolidated income statement on a straight-line basis over the terms of relevant land leases.

Impairment of non-financial assets

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including (i) financial assets at fair value through profit or loss ("FVTPL"), (ii) loans and receivables and (iii) available-for-sale financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the near future or it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than the one held for trading may be designated as at FVTPL upon initial recognition if it contains one or more embedded derivatives and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

3. **SIGNIFICANT ACCOUNTING POLICIES** continued

Financial instruments continued

Financial assets continued

Financial assets at FVTPL continued

At each balance sheet date subsequent to initial recognition, financial assets at FVTPL are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including accounts receivable and other receivables, amount due from an associate, time deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or, where appropriate, a shorter period.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as such or not classified as financial assets at FVTPL or loans and receivables. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets (including certain equity securities investments) are measured at fair value. Changes in fair value are recognised in equity in the investments revaluation reserve with the exception of impairment losses, which are recognised directly in profit or loss. Where the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss (see accounting policy on impairment of financial assets below).

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment of financial assets below).

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:
- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivables and amount due from an associate, where the carrying amount is reduced through the use of an allowance account (if any). Changes in the carrying amount of the allowance account are recognised in profit or loss. When an account receivable or amount due from an associate is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date of impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

3. SIGNIFICANT ACCOUNTING POLICIES continued

Financial instruments continued

Financial assets continued

Impairment of financial assets continued

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are generally classified into (i) financial liabilities at FVTPL and (ii) other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities at FVTPL

Financial liabilities at FVTPL, that are held for trading, comprise derivatives that are not designated and effective as hedging instruments.

At each balance sheet date subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss includes any interest paid on the financial liabilities.

Other financial liabilities

Other financial liabilities (including accounts payable and accruals, rental deposits from tenants, amounts due to minority shareholders and borrowings) are subsequently measured at amortised cost, using the effective interest method. In respect of the fixed rate notes and the zero coupon notes, the carrying amounts are further adjusted for the gain or loss attributable to the hedged risk.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis for financial liabilities, other than those financial liability designated as at FVTPL, of which the interest expense is included in net gains or losses.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Consideration paid to repurchase the Company's own equity instruments are deducted from equity. No gain or loss is recognised in profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Derivative financial instruments and hedging

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair values at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives to hedge its exposure against interest rate and foreign exchange rate fluctuation.

3. SIGNIFICANT ACCOUNTING POLICIES continued

Financial instruments continued

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Hedge accounting

The Group designates certain derivatives as hedging instruments as either fair value hedge or cash flow hedge.

At the inception of the hedging relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Fair value hedge

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair values of the hedged items that are attributable to the hedged risk.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

Cash flow hedge

The effective portion of changes in the fair values of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as other gains or losses.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For a hedge of the foreign currency risk or interest rate risk of a firm commitment, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting, the cumulative gain or loss that was deferred in equity from the period when the hedge was effective shall remain separately recognised in equity until the forecast transactions ultimately recognised in profit or loss.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Rental income is recognised on a straight-line basis over the term of the relevant lease.

Management fee income and security service income are recognised when services are rendered.

Dividend income from investments including financial assets at FVTPL is recognised when the shareholders' right to receive payments has been established.

Interest income from a financial asset excluding financial assets at FVTPL is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases, including the leasehold interests in land, are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

3. SIGNIFICANT ACCOUNTING POLICIES continued

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Borrowing costs

All borrowing costs are recognised as and included in finance costs in the consolidated income statement in the period in which they are incurred.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme ("MPF Scheme") are charged as an expense when employees have rendered service entitling them to the contributions.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. SIGNIFICANT ACCOUNTING POLICIES continued

Equity-settled share-based payment transactions

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share options reserve).

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to share options reserve.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to retained profits.

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group's accounting policies, which are described in note 3, the management of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The followings are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Fair value of investment properties

At the balance sheet date, the Group's investment properties are stated at fair value of HK$35,711 million (2006: HK$32,473 million) based on the valuation performed by an independent qualified professional valuer. In determining the fair value, the valuers have based on market value existing use basis which involves, inter-alia, certain estimates, including comparable market transactions, appropriate capitalisation rates and reversionary income potential and redevelopment potential. In relying on the valuation, management has exercised their judgement and is satisfied that the method of valuation is reflective of the current market conditions.

Fair values of financial instruments

Financial instruments, such as interest rate swaps, cross currency swaps, foreign exchange derivatives and equity derivatives, are carried at the balance sheet at fair value, as disclosed in note 21. The best evidence of fair value is quoted prices in an active market, where quoted prices are not available for a particular financial instrument, the Group uses the market values determined by independent financial institutions or internal or external valuation models to estimate the fair value. The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgment by management, which may result in significantly different fair values and results. Details of the assumptions used and of the results of sensitivity analyses regarding these assumptions are provided in note 34.

5. TURNOVER

Turnover represents gross rental income from investment properties for the year.

As the turnover and results of the Group are principally derived from investment properties located in Hong Kong, no business or geographical segment analysis is presented.

6. INVESTMENT INCOME

	2007 HK$ million	2006 HK$ million
Investment income comprises:		
Dividends from		
– listed investments	41	41
– unlisted investments	12	–
Interest income	30	18
Reversal of impairment loss recognised in respect of investment in an associate	11	–
Recovery of a loan to an associate	–	87
Sundry income	4	1
	98	147

Investment income earned on financial assets, analysed by category of asset, is as follows:

	2007 HK$ million	2006 HK$ million
Loans and receivables (including time deposits and bank balances)	24	105
Available-for-sale equity investments	60	41
	84	146
Investment income earned on non-financial assets	14	1
	98	147

Income recognised in respect of financial assets designated as at FVTPL is disclosed in note 7.

7. OTHER GAINS AND LOSSES

	2007 HK$ million	2006 HK$ million
Other gains and losses comprise:		
Gain on fair value change of financial assets designated as at FVTPL	6	–
(Loss) gain on fair value change of financial assets or financial liabilities classified as held for trading	(99)	20
Recycling of gains from reserve on disposal of available-for-sale equity investments	382	170
Gain (loss) on hedging instruments under fair value hedge	41	(3)
(Loss) gain on hedged items under fair value hedge	(28)	6
Hedge ineffectiveness on cash flow hedges	–	8
	302	201

8. DIRECTORS' EMOLUMENTS

	2007 HK$ million	2006 HK$ million
Directors' fees	1	2
Other emoluments		
Basic salaries, housing and other allowances	9	11
Bonus	2	2
Share-based payments *(note 40)*	1	1
Retirement benefits scheme contributions	–	–
	13	16

8. DIRECTORS' EMOLUMENTS continued

The emoluments paid or payable to each of the Directors of the Company for the two years ended 31 December 2007, calculated with reference to their employment as Directors of the Company, are set out below:

	For the year ended 31 December 2007					
	Directors' fees HK$'000	Basic salaries, housing and other allowances HK$'000	Bonus HK$'000	Share-based payments HK$'000	Retirement benefits scheme contributions HK$'000	**Total HK$'000**
	(Note a)					
Executive Directors						
Peter Ting Chang Lee *(Note b)*	190	4,304	1,183	862	12	**6,551**
Pauline Wah Ling Yu Wong	100	2,925	344	396	273	**4,038**
Michael Tze Hau Lee *(Notes c and d)*	42	1,215	38	–	5	**1,300**
Non-executive Directors						
Fa-kuang Hu	120	–	–	–	–	**120**
Hans Michael Jebsen	120	–	–	–	–	**120**
Anthony Hsien Pin Lee	130	–	–	–	–	**130**
Chien Lee	130	–	–	–	–	**130**
Dr. Deanna Ruth Tak Yung Rudgard	100	–	–	–	–	**100**
Independent non-executive Directors						
Sir David Akers-Jones	230	–	–	–	–	**230**
Dr. Geoffrey Meou-tsen Yeh	140	–	–	–	–	**140**
Tom Behrens-Sorensen *(Note e)*	85	–	–	–	–	**85**
Per Jorgensen *(Note f)*	46	–	–	–	–	**46**
	1,433	8,444	1,565	1,258	290	**12,990**

	For the year ended 31 December 2006					
	Directors' fees HK$'000	Basic salaries, housing and other allowances HK$'000	Bonus HK$'000	Share-based payments HK$'000	Retirement benefits scheme contributions HK$'000	Total HK$'000
	(Note a)					
Executive Directors						
Peter Ting Chang Lee *(Note b)*	190	4,213	1,213	–	12	5,628
Pauline Wah Ling Yu Wong	100	2,769	245	–	227	3,341
Michael Tze Hau Lee *(Note c)*	120	3,599	1,027	1,171	12	5,929
Non-executive Directors						
Fa-kuang Hu	120	–	–	–	–	120
Hans Michael Jebsen	120	–	–	–	–	120
Anthony Hsien Pin Lee	130	–	–	–	–	130
Chien Lee	130	–	–	–	–	130
Dr. Deanna Ruth Tak Yung Rudgard	100	–	–	–	–	100
Independent non-executive Directors						
Sir David Akers-Jones	230	–	–	–	–	230
Dr. Geoffrey Meou-tsen Yeh	140	–	–	–	–	140
Per Jorgensen	130	–	–	–	–	130
	1,510	10,581	2,485	1,171	251	15,998

8. DIRECTORS' EMOLUMENTS continued

Notes:

(a) Breakdown of Directors' fees of each of the Directors of the Company for the year ended 31 December 2007 is set out below:

	Board HK$'000	Audit Committee HK$'000	Emoluments Review Committee HK$'000	Investment Committee HK$'000	Nomination Committee HK$'000	**2007 Total HK$'000**	2006 Total HK$'000
Executive Directors							
Peter Ting Chang Lee	140	–	–	20	30	**190**	190
Pauline Wah Ling Yu Wong	100	–	–	–	–	**100**	100
Michael Tze Hau Lee *(Note d)*	35	–	–	7	–	**42**	120
Non-executive Directors							
Fa-kuang Hu	100	–	20	–	–	**120**	120
Hans Michael Jebsen	100	–	–	20	–	**120**	120
Anthony Hsien Pin Lee	100	–	–	30	–	**130**	130
Chien Lee	100	30	–	–	–	**130**	130
Dr. Deanna Ruth Tak Yung Rudgard	100	–	–	–	–	**100**	100
Independent non-executive Directors							
Sir David Akers-Jones	120	60	30	–	20	**230**	230
Dr. Geoffrey Meou-tsen Yeh	100	–	20	–	20	**140**	140
Tom Behrens-Sorensen *(Note e)*	65	20	–	–	–	**85**	–
Per Jorgensen *(Note f)*	35	11	–	–	–	**46**	130
	1,095	121	70	77	70	**1,433**	1,510

(b) Year 2007: The Emoluments Review Committee reviewed his 2007 fixed base salary and determined his 2006 performance-based bonus in March 2007. It was decided to make an increment on his base salary as from April 2007. Accordingly, his fixed base package (including housing allowance which amount remains unchanged) paid during the year was HK$4,304,000. The stated bonus figure includes adjustment for 2006 bonus accrued in 2006 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2007), and 2007 target bonus figures pending finalisation by the Emoluments Review Committee after year-end in March 2008.

Year 2006: The Emoluments Review Committee reviewed his 2006 fixed base salary and determined his 2005 performance-based bonus in March 2006. It was decided to make an increment on his base salary as from April 2006. Accordingly, his fixed base package (including housing allowance which amount remains unchanged) paid during the year was HK$4,213,000. The stated bonus figure includes adjustment for 2005 bonus accrued in 2005 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2006), and 2006 target bonus figures pending finalisation by the Emoluments Review Committee after year-end in March 2007.

(c) Year 2007: The Emoluments Review Committee reviewed his 2007 fixed base salary and determined his 2006 performance-based bonus in March 2007. Accordingly, his fixed base package (including housing allowance which amount remains unchanged) paid during the year was HK$1,215,000. The stated bonus figure includes adjustment for 2006 bonus accrued in 2006 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2007).

Year 2006: The Emoluments Review Committee reviewed his 2006 fixed base salary and determined his 2005 performance-based bonus in March 2006. It was decided to make an increment on his base salary as from April 2006. Accordingly, his fixed base package (including housing allowance which amount remains unchanged) paid during the year was HK$3,599,000. The stated bonus figure includes adjustment for 2005 bonus accrued in 2005 accounts (following finalisation of bonus by the Emoluments Review Committee in March 2006), and 2006 target bonus figures pending finalisation by the Emoluments Review Committee after year-end in March 2007.

(d) Michael Tze Hau Lee stepped down as Managing Director as from the conclusion of 2007 annual general meeting held on 8 May 2007.

(e) Tom Behrens-Sorensen was appointed as Independent non-executive Director as from the conclusion of 2007 annual general meeting held on 8 May 2007.

(f) Per Jorgensen stepped down as Independent non-executive Director as from the conclusion of 2007 annual general meeting held on 8 May 2007.

9. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, two (2006: three) are Directors of the Company, details of whose emoluments are included in note 8 above. The emoluments of the remaining three (2006: two) individuals are detailed as follows:

	2007 HK$ million	2006 HK$ million
Basic salaries, housing and other allowances	7	5
Bonus	1	1
Share-based payments	2	1
	10	7

Their emoluments are within the following bands:

	Number of individuals	
	2007	2006
HK$2,000,001 to HK$2,500,000	1	–
HK$3,000,001 to HK$3,500,000	–	1
HK$3,500,001 to HK$4,000,000	2	1
	3	2

10. FINANCE COSTS

	2007 HK$ million	2006 HK$ million
Finance costs comprise:		
Interest on bank loans and overdrafts wholly repayable within five years	35	38
Interest on floating rate notes wholly repayable within five years	26	26
Interest on fixed rate notes wholly repayable within five years	100	–
Interest on fixed rate notes not wholly repayable within five years	–	108
Imputed interest on zero coupon notes not wholly repayable within five years	12	11
Total interest expenses	173	183
Net interest receipts on interest rate swap and cross currency swaps designated as fair value hedges	(7)	(10)
Recycling of gains from reserve on financial instruments designated as cash flow hedges	(2)	(22)
Bank charges	8	7
Medium term note programme expenses	1	1
Other finance costs	2	4
	175	163

11. TAXATION

	2007 HK$ million	2006 HK$ million
Current tax		
Hong Kong profits tax		
– current year	**130**	90
– overprovision in prior years	**(3)**	(1)
– prior years' tax provision	**58**	–
	185	89
Deferred tax *(note 30)*		
Change in fair value of investment properties	**540**	448
Other temporary differences	**20**	21
	560	469
	745	558

Hong Kong profits tax is calculated at 17.5% of the estimated assessable profit for both years.

The taxation for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2007 HK$ million	2006 HK$ million
Profit before taxation	**4,862**	3,798
Tax at Hong Kong profits tax rate of 17.5%	**851**	664
Tax effect of share of results of associates	**(79)**	(21)
Tax effect of expenses not deductible for tax purposes	**8**	1
Tax effect of income not taxable for tax purposes	**(85)**	(62)
Tax effect of estimated tax losses not recognised	**20**	2
Utilisation of estimated tax losses previously not recognised	**(12)**	(17)
Overprovision in prior years	**(3)**	(1)
Prior years' tax provision	**58**	–
Others	**(13)**	(8)
Taxation for the year	**745**	558

In addition to the amount charged to the consolidated income statement, deferred tax relating to the revaluation of the Group's leasehold buildings has been charged directly to equity (see note 30).

At the date of approval of these financial statements, the Group had disputes with the Hong Kong Inland Revenue Department ("IRD") regarding the deductibility of certain expenses in assessing the taxable profits for the years of assessment 1995/1996 to 1999/2000. Full amount of tax in dispute has been provided for in the Group's accounts for previous years. No agreement with IRD has been reached at the date of approval of the 2007 financial statements. The Group reviews its tax position annually and has made adequate provisions for each year based on the then prevailing tax law and practices. After taking into account the lapse of time and recent developments in tax case law and practices, an additional provision of HK$58 million was made in the current year being current estimate of interest payable on the tax in dispute should IRD's claim be successful. The Directors believe that the Group has made sufficient tax provisions as at the balance sheet date based on professional advice obtained.

12. PROFIT FOR THE YEAR

	2007 HK$ million	2006 HK$ million
Profit for the year has been arrived at after charging (crediting):		
Auditor's remuneration	**2**	2
Amortisation of prepaid lease payments *(note 17)*	**–**	–
Depreciation of property, plant and equipment	**7**	7
Gross rental income from investment properties	**(1,368)**	(1,268)
Less:		
– Direct operating expenses that generated rental income	**205**	234
– Direct operating expenses that did not generate rental income	**3**	6
	(1,160)	(1,028)
Loss on disposal of property, plant and equipment	**–**	1
Staff costs, comprising:		
– Directors' emoluments *(note 8)*	**13**	16
– Share-based payments	**3**	3
– Other staff costs	**111**	117
	127	136
Share of income tax of an associate (included in share of results of associates)	**81**	57

13. DIVIDENDS

(a) Dividends recognised as distribution during the year:

	2007 HK$ million	2006 HK$ million
2007 interim dividend paid – HK12 cents per share	**127**	–
2006 interim dividend paid – HK10 cents per share	**–**	105
2006 final dividend paid – HK40 cents per share	**422**	–
2005 final dividend paid – HK35 cents per share	**–**	369
	549	474

Scrip dividend alternatives were offered to the shareholders in respect of the above dividends. These alternatives were accepted by the shareholders as follows:

	2007 HK$ million	2006 HK$ million
2007 interim dividend (2006 interim dividend):		
– Cash payment	**99**	94
– Share alternative	**28**	11
2006 final dividend (2005 final dividend):		
– Cash payment	**346**	341
– Share alternative	**76**	28
	549	474

13. DIVIDENDS continued

(b) Dividends proposed after the balance sheet date:

	2007 HK$ million	2006 HK$ million
Final dividend proposed – HK48 cents per share (2006: HK40 cents per share)	**498**	422

The 2007 final dividend of HK48 cents per share (2006: HK40 cents per share) has been proposed by the Directors on 13 March 2008 and is subject to approval by the shareholders at the forthcoming annual general meeting. Such dividend is not recognised as a liability as at 31 December 2007.

The proposed 2007 final dividend will be payable in cash with a scrip dividend alternative.

14. EARNINGS PER SHARE

(a) Basic and diluted earnings per share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	Earnings	
	2007 **HK$ million**	2006 HK$ million
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the year attributable to equity holders of the Company	**3,949**	3,099

	Number of shares	
	2007	2006
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,051,770,437**	1,054,166,353
Effect of dilutive potential ordinary shares:		
Share options issued by the Company	**607,460**	923,579
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,052,377,897**	1,055,089,932

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

14. EARNINGS PER SHARE continued

(b) Adjusted basic earnings per share

For the purpose of assessing the performance of the Group's principal activities (i.e. leasing of investment properties), the management is of the view that the profit for the year attributable to the equity holders of the Company should be adjusted in the calculation of basic earnings per share as follows:

	2007		2006	
	Profit HK$ million	Basic earnings per share HK cents	Profit HK$ million	Basic earnings per share HK cents
Profit for the year attributable to equity holders of the Company	**3,949**	**375.46**	3,099	293.96
Gain arising from change in fair value of investment properties	**(3,131)**	**(297.69)**	(2,576)	(244.31)
Effect of deferred taxation on change in fair value of investment properties	**540**	**51.34**	448	42.54
Effect of minority interests' shares	**111**	**10.55**	97	9.20
Gain arising from share of change in fair value of investment properties (net of deferred taxation) of an associate	**(311)**	**(29.57)**	(56)	(5.36)
Underlying profit attributable to equity holders of the Company	**1,158**	**110.09**	1,012	96.03
Prior years' tax provision	**58**	**5.52**	–	–
Net realised gain on disposal of available-for-sale investments	**(255)**	**(24.24)**	(170)	(16.16)
Reversal of impairment loss recognised in respect of investment in an associate	**(11)**	**(1.05)**	–	–
Recovery of a loan to an associate	**–**	**–**	(87)	(8.27)
Recurring underlying profit	**950**	**90.32**	755	71.60

The denominators used are the same as those detailed above for basic earnings per share.

15. INVESTMENT PROPERTIES

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	**2007 HK$ million**	2006 HK$ million
Fair value				
At 1 January	**32,473**	29,815	**–**	4,061
Additions	**107**	83	**–**	–
Disposals	**–**	(1)	**–**	–
Transfer to a group company	**–**	–	**–**	(4,061)
Net increase in fair value	**3,131**	2,576	**–**	–
At 31 December	**35,711**	32,473	**–**	–

The carrying amount of investment properties shown above comprises:

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	**2007 HK$ million**	2006 HK$ million
Leasehold land in Hong Kong:				
– Medium-term lease	**6,200**	5,640	**–**	–
– Long lease	**29,511**	26,833	**–**	–
	35,711	32,473	**–**	–

15. INVESTMENT PROPERTIES continued

The fair value of the Group's investment properties at 31 December 2007 have been arrived at on the basis of a valuation carried out on that date by Knight Frank Petty Limited, an independent qualified professional valuer not connected with the Group. Knight Frank Petty Limited has appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to Hong Kong Institute of Surveyors Valuation Standards on Properties, was mainly arrived at by reference to comparable market transactions for similar properties.

All of the Group's property interests held under operating leases to earn rentals and/or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

16. PROPERTY, PLANT AND EQUIPMENT

	Buildings in Hong Kong under long lease HK$ million	Furniture, fixtures and equipment HK$ million	Computers HK$ million	Motor vehicles HK$ million	Total HK$ million
The Group					
Cost or Valuation					
At 1 January 2006	55	49	20	1	125
Additions	–	5	1	–	6
Disposals	–	(3)	–	–	(3)
At 31 December 2006	55	51	21	1	128
Additions	–	2	1	–	3
Disposals	–	–	(1)	–	(1)
Surplus on revaluation	7	–	–	–	7
At 31 December 2007	**62**	**53**	**21**	**1**	**137**
Comprising:					
At cost	–	53	21	1	75
At valuation 2007	62	–	–	–	62
	62	53	21	1	137
Accumulated Depreciation					
At 1 January 2006	–	42	12	1	55
Provided for the year	1	3	3	–	7
Eliminated on disposals	–	(2)	–	–	(2)
Eliminated on revaluation	(1)	–	–	–	(1)
At 31 December 2006	–	43	15	1	59
Provided for the year	1	3	3	–	7
Eliminated on disposals	–	–	(1)	–	(1)
Eliminated on revaluation	(1)	–	–	–	(1)
At 31 December 2007	**–**	**46**	**17**	**1**	**64**
Carrying Amounts					
At 31 December 2007	**62**	**7**	**4**	**–**	**73**
At 31 December 2006	55	8	6	–	69

16. PROPERTY, PLANT AND EQUIPMENT continued

	Furniture, fixtures and equipment HK$ million	Computers HK$ million	Motor vehicles HK$ million	Total HK$ million
The Company				
Cost				
At 1 January 2006	22	19	1	42
Additions	–	1	–	1
Disposals	(1)	–	–	(1)
At 31 December 2006	21	20	1	42
Additions	1	1	–	2
Disposals	–	(1)	–	(1)
At 31 December 2007	**22**	**20**	**1**	**43**
Accumulated Depreciation				
At 1 January 2006	20	11	1	32
Provided for the year	1	3	–	4
Eliminated on disposals	(1)	–	–	(1)
At 31 December 2006	20	14	1	35
Provided for the year	1	3	–	4
Eliminated on disposals	–	(1)	–	(1)
At 31 December 2007	**21**	**16**	**1**	**38**
Carrying Amounts				
At 31 December 2007	**1**	**4**	**–**	**5**
At 31 December 2006	1	6	–	7

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Leasehold buildings	Over the shorter of the term of the lease or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

The Group's leasehold buildings were revalued at 31 December 2007 by Knight Frank Petty Limited, an independent qualified professional valuer, on market value basis. The surplus of HK$8 million (2006: HK$1 million) arising on revaluation have been credited to the properties revaluation reserve.

Had the Group's leasehold buildings been measured on a historical cost basis, their carrying amounts would have been HK$50 million (2006: HK$52 million) at the balance sheet date.

Furniture, fixtures and equipment of the Group include assets carried at cost of HK$19 million (2006: HK$18 million) and accumulated depreciation of HK$17 million (2006: HK$16 million) in respect of assets held for leasing out under operating leases. Depreciation charges in respect of those assets for the year amounted to HK$1 million (2006: HK$1 million).

There is no property, plant and equipment of the Company held for renting out under operating leases for the year or at the balance sheet date.

17. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent leasehold land in Hong Kong held under long lease, and are amortised on a straight-line basis over the terms of leases. The amortisation of prepaid lease payments for the year was approximately HK$163,000 (2006: HK$163,000).

18. INVESTMENTS IN SUBSIDIARIES

The Company's investments in subsidiaries are the interest in unlisted shares stated at cost of approximately HK$5,000 (2006: HK$5,000). Details of the principal subsidiaries held by the Company at 31 December 2007 are set out in note 41.

19. INVESTMENTS IN ASSOCIATES

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	**2007** HK$ million	2006 HK$ million
Cost of unlisted investments	**3**	3	**–**	–
Loan to an associate	**112**	186	**–**	–
Share of post-acquisition profits and reserves, net of dividend received	**896**	452	**–**	–
	1,011	641	**–**	–
Less: Impairment loss recognised	**–**	(11)	**–**	–
	1,011	630	**–**	–

Loan to an associate of HK$112 million (2006: HK$186 million) is unsecured and interest-free. In the opinion of the Directors, the loan is considered as part of the Group's investment cost in the associate and, accordingly, the loan is included in the amount of investments in associates.

During the year, the Directors conducted a review of the Group's investments in associates and determined that the recoverable amount of investment in an associate exceeded its carrying amount. Accordingly, impairment loss of HK$11 million recognised in respect of that associate in prior year was reversed at the balance sheet date.

The Company's investments in associates are the interest in unlisted shares stated at cost of approximately HK$3,000 (2006: HK$3,000).

Details of the Group's associates at 31 December 2007 are as follows:

Name of associate	Form of business structure	Place of registration and operation	Class of share held/ registered capital	Effective interest held by the Group	Principal activities
Wingrove Investment Pte Ltd	Private company limited by shares	Singapore	Ordinary share	25.0%*	Property development and leasing
Country Link Enterprises Limited	Private limited company	Hong Kong	Ordinary share	26.3%*	Investment holding
Shanghai Kong Hui Property Development Co., Ltd	Sino-Foreign equity joint venture	The People's Republic of China	US$165,000,000#	24.7%*	Property development and leasing
Shanghai Grand Gateway Plaza Property Management Co., Ltd	Sino-Foreign equity joint venture	The People's Republic of China	US$140,000#	23.7%*	Property management
Parallel Asia Engineering Company Limited	Private limited company	Hong Kong	Ordinary share	25.0%	Under liquidation

* Indirectly held
# Registered capital

19. INVESTMENTS IN ASSOCIATES continued

The summarised financial information in respect of the Group's associates based on the unaudited management accounts for the year ended 31 December 2007 is as follows:

	2007 HK$ million	2006 HK$ million
Total assets	**8,445**	6,928
Total liabilities	**(4,272)**	(4,535)
Net assets	**4,173**	2,393
Group's share of net assets of associates	**1,011**	641
Turnover	**1,055**	669
Profit for the year	**1,723**	457
Group's share of results of associates for the year	**452**	120

20. AVAILABLE-FOR-SALE INVESTMENTS

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	2007 HK$ million	2006 HK$ million
Available-for-sale investments comprise:				
Listed investments:				
– Equity securities listed in Hong Kong, at fair value	**2,439**	1,678	**–**	–
Unlisted investments:				
– Equity securities in overseas, at cost	**93**	117	**–**	–
Less: Impairment loss recognised	**(55)**	(60)	**–**	–
	38	57	**–**	–
Add: Amounts due therefrom	**–**	8	**–**	–
	38	65	**–**	–
– Club debentures, at cost	**3**	3	**3**	3
Less: Impairment loss recognised	**(1)**	(1)	**(1)**	(1)
	2	2	**2**	2
	2,479	1,745	**2**	2

The equity securities in overseas represent the Group's investments in unlisted equity securities issued by private entities incorporated in Singapore. These private entities are engaged in property investment and development activities in Singapore. They are measured at cost less any identified impairment loss at each balance sheet date because the range of reasonable fair value estimates is so significant that the management is of the opinion that their fair values cannot be measured reliably.

In the current year, the Group disposed of an unlisted equity security at its carrying amount of HK$19 million, which had been carried at cost less impairment before the disposal.

21. OTHER FINANCIAL ASSETS/LIABILITIES

	The Group			
	Current		Non-current	
	2007 HK$ million	2006 HK$ million	**2007 HK$ million**	2006 HK$ million
Other financial assets				
Derivatives under hedge accounting:				
Cash flow hedges				
– Interest rate swaps	**–**	1	**–**	–
– Foreign exchange derivatives	**1**	1	**2**	1
Fair value hedges				
– Cross currency swaps	**–**	–	**30**	1
	1	2	**32**	2
Financial assets designated as at FVTPL:				
Principal-protected deposits	**–**	–	**203**	–
Total	**1**	2	**235**	2
Other financial liabilities				
Derivatives under hedge accounting:				
Cash flow hedges				
– Interest rate swaps	**2**	–	**–**	–
– Foreign exchange derivatives	**–**	–	**–**	1
Fair value hedges				
– Interest rate swap	**–**	–	**–**	4
– Cross currency swaps	**–**	–	**–**	8
	2	–	**–**	13
Other derivatives classified as held for trading (not under hedge accounting):				
Foreign exchange derivatives	**–**	–	**17**	32
Equity derivatives	**38**	40	**–**	–
	38	40	**17**	32
Total	**40**	40	**17**	45

Except for the fair values of principal-protected deposits, equity derivatives and the interest rate swap designated as fair value hedge being determined based on market values provided by the counterparty financial institutions, the fair values of other derivatives are calculated using discounted cash flow analysis based on the applicable yield curves and foreign exchange rates.

21. OTHER FINANCIAL ASSETS/LIABILITIES continued

(a) Cash flow hedges

(i) Interest rate risk

The Group uses interest rate swaps to manage its exposure to interest rate changes of certain amounts of its floating rate notes and the interest rate changes in relation to floating-interest-rate payments of certain financial instruments. The interest rate swaps match the major terms of the hedged underlying items such that the management considers that the interest rate swaps are highly effective hedging instruments.

At the balance sheet date, the maturity periods of interest rate swaps at notional amount were as follows:

	The Group	
	2007 **HK$ million**	2006 HK$ million
Within one year	**660**	949

As at 31 December 2007, the floating-to-fixed interest rate swaps locked in the interest rates ranging from 4.31% to 4.71% (2006: 2.11% to 2.45%).

As at 31 December 2007, fair value losses of HK$2 million (2006: fair value gains of HK$1 million) from the interest rate swaps under cash flow hedges have been deferred in equity and are expected to be released to the consolidated income statement at various dates during the lives of the swaps when the hedged interest payables occur.

During the year, the Group had recycled approximately HK$1 million (2006: HK$21 million) gains on interest rate swaps from the hedging reserve to profit or loss as finance costs.

(ii) Foreign currency risk

The Group designates forward foreign exchange contracts as cash flow hedges to manage its foreign currency exposure in relation to the coupon payments of the US$65 million out of the US$182 million fixed rate notes for both years.

The principal terms of the foreign exchange derivatives have been negotiated to match the coupon payments of the fixed rate notes. At the balance sheet date, the maturity periods of the forward foreign exchange contracts at notional amount were as follows:

	The Group	
	2007 **HK$ million**	2006 HK$ million
Within one year	**34**	34
More than one year, but less than five years	**118**	138
More than five years	**–**	14
	152	186

As at 31 December 2007, fair value gains of HK$3 million (2006: HK$1 million) from the forward foreign exchange contracts have been deferred in equity and are expected to be released to the consolidated income statement at various dates when the coupon payments of the US$65 million fixed rate notes occur.

During the year, the Group had recycled approximately HK$1 million (2006: HK$1 million) gains on forward foreign exchange contracts from the hedging reserve to profit or loss as finance costs.

21. OTHER FINANCIAL ASSETS/LIABILITIES continued

(b) Fair value hedges

The Group designates an interest rate swap as fair value hedge to minimise its interest rate risk exposure in relation to the zero coupon notes, and designates cross currency swaps as fair value hedges to manage interest rate and foreign currency risk in relation to the principal and coupon payments of the US$117 million out of the US$182 million fixed rate notes. The principal terms of the interest rate swap and cross currency swaps match the corresponding notes and the management considers that the swaps are highly effective hedging instruments.

At the balance sheet date, the maturity periods of the swaps at notional amount were as follows:

	The Group	
	2007 HK$ million	2006 HK$ million
Interest rate swap		
More than five years	**227**	215
Cross currency swaps		
More than one year, but less than five years	**913**	-
More than five years	**-**	913
	913	913

As a result of the hedge accounting, the carrying amount of the fixed rate notes was adjusted by gains of approximately HK$54 million (2006: gains of approximately HK$78 million) while the carrying amount of the zero coupon notes was adjusted by losses of approximately HK$72,000 (2006: gains of approximately HK$4 million). The changes in fair values of the notes for the hedged risk were included in profit or loss at the same time that the changes in fair value of the swaps were included in profit or loss. The fixed-to-floating interest rate swap hedging the zero coupon notes converted a fixed rate of 5.19% to HIBOR plus 0.69% for both years.

(c) Financial assets designated as at FVTPL

During the year, the Group entered into certain contracts of structured deposits with certain financial institutions. The deposits with notional amounts of HK$118 million and HK$80 million will mature in 2009 and 2010 respectively. The structured deposits are principal-protected at the maturity dates and contain embedded derivatives which are not closely related to the host contract. The interest rates of such deposits vary in relation to the relative movements of the underlying assets, such as foreign exchange rates. The entire combined contracts have been designated as financial assets at FVTPL on initial recognition.

(d) Other derivatives classified as held for trading (not under hedge accounting)

The notional amounts of other derivatives classified as held for trading not under hedge accounting are as follows:

Derivatives	Notional amount	Maturity
Forward foreign exchange contact	US$6 million	2008
Net basis swaps	US$65 million	2012
Equity derivatives	HK$147 million	2008

The Group entered into net basis swaps to minimise the foreign currency exposure in relation to the principal of the US$65 million of the US$182 million fixed rate notes. The equity derivatives were call options of certain listed securities in Hong Kong.

22. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
Rents from leasing of investment properties are normally received in advance. At the balance sheet date, accounts receivable of the Group and the Company mainly represented rents receipts in arrears, which were aged less than 90 days.

23. AMOUNTS DUE FROM/TO SUBSIDIARIES
The amounts due from/to subsidiaries are unsecured, interest-free and repayable on demand.

24. AMOUNT DUE FROM AN ASSOCIATE
The amount due from an associate is unsecured, interest-free and repayable on demand.

25. HELD FOR TRADING INVESTMENTS
The Group's held for trading investments represent investments in equity securities listed in Hong Kong.

26. TIME DEPOSITS/CASH AND BANK BALANCES
Time deposits, cash and bank balances comprise cash and short-term bank deposits carrying effective interest rates ranging from 0.88% to 3.45% (2006: 3.73% to 3.93%) with an original maturity of three months or less.

27. ACCOUNTS PAYABLE AND ACCRUALS
At the balance sheet date, accounts payable and accruals of the Group and the Company were aged less than 90 days.

28. AMOUNTS DUE TO MINORITY SHAREHOLDERS
The amounts due to minority shareholders are unsecured, interest-free and repayable on demand.

29. BORROWINGS

	The Group	
	2007 **HK$ million**	2006 HK$ million
The analysis of the carrying amounts of borrowings is as follows:		
Unsecured bank loans	**720**	720
Floating rate notes	**549**	549
Fixed rate notes	**1,362**	1,338
Zero coupon notes	**230**	214
	2,861	2,821

(a) Unsecured bank loans
The unsecured bank loans of HK$720 million (2006: HK$720 million) are guaranteed as to principal and interest by the Company and are repayable after two years, but not exceeding five years.

At the balance sheet date, all the Group's unsecured bank loans are variable-rate borrowings with effective interest rates (which are also equal to contracted interest rates) ranging from 3.94% to 4.17% (2006: 4.39% to 4.58%) per annum denominated in Hong Kong dollars. Interest rate is normally re-fixed at every one to six months.

(b) Floating rate notes
In 2004, HK$550 million five-year floating rate notes were issued by Hysan (MTN) Limited, a wholly-owned subsidiary of the Company. The notes are guaranteed as to principal and interest by the Company, bear effective interest rates (which are equal to contracted interest rates) ranging from 3.98% to 5.08% (2006: 4.24% to 5.04%) per annum at the balance sheet date and are repayable in full in 2009.

The Group has entered into interest rate swaps to hedge against the interest rate risk of certain floating rate notes (see note 21).

29. BORROWINGS continued

(c) Fixed rate notes

	The Group	
	2007 **HK$ million**	2006 HK$ million
Fixed rate notes	**1,416**	1,556
Less: Notes repurchased and cancelled	**-**	(140)
Net gain attributable to hedged risks	**(54)**	(78)
	1,362	1,338

In February 2002, US$200 million 10-year fixed rate notes were issued by Hysan (MTN) Limited. The notes are guaranteed as to principal and interest by the Company, bear an effective interest rate (which is equal to contracted interest rate) of 7% per annum and are repayable in full in February 2012. During the year ended 31 December 2006, a total nominal amount of US$18 million was repurchased and cancelled. The outstanding nominal amount of the notes at both balance sheet dates was US$182 million.

The Group has entered into cross currency swaps to hedge against the interest rate and foreign exchange rate risks in relation to the principal repayment and coupon payments of the US$117 million (2006: US$117 million) fixed rate notes under fair value hedge. The Group has also entered into forward foreign exchange contracts to hedge against the foreign exchange rate risk arising from the coupon payments of the remaining US$65 million fixed rate notes and the forward foreign exchange contracts are accounted for as cash flow hedges (see note 21).

The net gain of HK$54 million (2006: HK$78 million) represented changes in fair value attributable to the hedged interest rate and foreign exchange rate risks of the US$117 million (2006: US$117 million) fixed rate notes under fair value hedge.

(d) Zero coupon notes

	The Group	
	2007 **HK$ million**	2006 HK$ million
Zero coupon notes	**230**	218
Less: Net gain attributable to hedged risk	**-**	(4)
	230	214

In February 2005, 15-year zero coupon notes of nominal amount of HK$430 million were issued at an issue price of around 46.37% of the nominal amount by Hysan (MTN) Limited. The notes are guaranteed as to nominal amount by the Company, bear an effective yield (which is equal to contracted yield) at the rate of 5.19% per annum and are repayable at par in February 2020. Hysan (MTN) Limited has the option to redeem the notes on 7 February 2015 at a price of about 77.4% of the nominal amount.

The Group has entered into an interest rate swap to hedge against the interest rate risk of the zero coupon notes under fair value hedge (see note 21).

The net loss of approximately HK$72,000 (2006: gain of approximately HK$4 million) represented changes in fair value attributable to the hedged interest rate risk of the zero coupon notes under fair value hedge.

30. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised by the Group and the Company and movements thereon during the year:

	Accelerated tax depreciation HK$ million	Revaluation of properties HK$ million	Tax losses HK$ million	Total HK$ million
The Group				
At 1 January 2006	224	2,658	(2)	2,880
Charge to consolidated income statement for the year *(note 11)*	20	448	1	469
At 31 December 2006	244	3,106	(1)	3,349
Charge to consolidated income statement for the year *(note 11)*	20	540	–	560
Charge to equity for the year	–	1	–	1
At 31 December 2007	**264**	**3,647**	**(1)**	**3,910**

	Accelerated tax depreciation HK$ million	Revaluation of properties HK$ million	Total HK$ million
The Company			
At 1 January 2006	10	480	490
Credit to income statement for the year	(10)	(480)	(490)
At 31 December 2006 and 31 December 2007	–	–	–

At the balance sheet date, the Group has unused estimated tax losses of HK$400 million (2006: HK$456 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$5 million (2006: HK$7 million) of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$395 million (2006: HK$449 million) as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

At the balance sheet date, the Group has deductible temporary differences of HK$4 million (2006: HK$49 million). No deferred tax asset has been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

The Company does not have any unused tax loss as at balance sheet date.

31. SHARE CAPITAL

	Number of shares 2007	Number of shares 2006	Share capital 2007 HK$ million	Share capital 2006 HK$ million
Ordinary shares of HK$5 each				
Authorised:				
At 1 January and 31 December	**1,450,000,000**	1,450,000,000	**7,250**	7,250
Issued and fully paid:				
At 1 January	**1,055,137,409**	1,053,260,841	**5,276**	5,266
Issue of shares pursuant to scrip dividend schemes	**5,057,681**	1,700,301	**25**	9
Exercise of share options	**1,507,666**	176,267	**7**	1
Cancellation upon repurchase of own shares	**(24,233,000)**	–	**(121)**	–
At 31 December	**1,037,469,756**	1,055,137,409	**5,187**	5,276

(a) Issue of shares pursuant to scrip dividend schemes

On 12 June 2007 and 5 October 2007 respectively, the Company issued and allotted a total of 3,623,799 shares and 1,433,882 shares of HK$5 each in the Company at HK$21.11 and HK$19.412 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2006 final and 2007 interim dividends pursuant to the scrip dividend schemes announced by the Company on 8 May 2007 and 3 September 2007. These shares rank pari passu in all respects with other shares in issue.

(b) Issue of shares under share option schemes

During the year, options to subscribe for a total of 1,350,000 shares, 77,666 shares and 80,000 shares were exercised at the exercise prices of HK$9.22, HK$15.85 and HK$16.60 per share respectively. These shares rank pari passu in all respects with other shares in issue. Details of options outstanding and movements during the year are set out in note 40.

(c) Cancellation upon repurchase of own shares

The Company was authorised at the 2007 annual general meeting to purchase its own ordinary shares not exceeding 10% of the aggregate nominal amount of its issued share capital at that time. During the year, the Company repurchased its ordinary shares on the Stock Exchange when they were significantly trading at a discount in order to enhance shareholder value.

During the year, the Company repurchased its own ordinary shares on the Stock Exchange as follows:

Month of repurchase in 2007	Number of shares of nominal value of HK$5 each repurchased	Consideration per share Highest HK$	Consideration per share Lowest HK$	Aggregate consideration paid HK$ million
August	871,000	19.64	18.94	17
September	22,720,000	22.00	19.40	480
October	100,000	21.00	20.95	2
November	542,000	23.00	22.75	12
	24,233,000			511

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium paid on repurchase of the shares of HK$390 million was charged to retained profits. Pursuant to section 49H of the Hong Kong Companies Ordinance, an amount of HK$121 million equivalent to nominal value of the shares cancelled was transferred from the retained profits of the Company to the capital redemption reserve.

Save as disclosed above, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

32. RESERVES OF THE COMPANY

The Company's reserves available for distribution to its equity holders as at 31 December 2007 amounted to HK$5,676 million (2006: HK$5,997 million), being its general reserve, dividend reserve and retained profits at that date.

	Share premium HK$ million	Share options reserve HK$ million	Capital redemption reserve HK$ million	General reserve HK$ million (Note)	Dividend reserve HK$ million	Retained profits HK$ million	Total HK$ million
At 1 January 2006	1,420	2	155	100	369	5,273	7,319
Premium on issue of shares pursuant to scrip dividend schemes	30	–	–	–	–	–	30
Premium on issue of shares under share option schemes	3	(1)	–	–	–	–	2
Recognition of equity-settled share-based payments	–	4	–	–	–	–	4
Profit for the year	–	–	–	–	–	729	729
Interim dividend declared for 2006	–	–	–	–	105	(105)	–
Dividends paid during the year *(note 13)*	–	–	–	–	(474)	–	(474)
Proposed final dividend for 2006	–	–	–	–	422	(422)	–
At 31 December 2006	1,453	5	155	100	422	5,475	7,610
Premium on issue of shares pursuant to scrip dividend schemes	79	–	–	–	–	–	79
Premium on issue of shares under share option schemes	9	(1)	–	–	–	–	8
Cancellation upon repurchase of own shares	–	–	121	–	–	(511)	(390)
Expenses for repurchase of own shares	–	–	–	–	–	(2)	(2)
Recognition of equity-settled share-based payments	–	4	–	–	–	–	4
Forfeiture of share options	–	(2)	–	–	–	2	–
Profit for the year	–	–	–	–	–	739	739
Interim dividend declared for 2007	–	–	–	–	127	(127)	–
Dividends paid during the year *(note 13)*	–	–	–	–	(549)	–	(549)
At 31 December 2007	**1,541**	**6**	**276**	**100**	**–**	**5,576**	**7,499**

Note: General reserve was set up from the transfer of retained profits.

33. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The Group monitors its capital structure on the basis of a net debt to adjusted capital ratio. For this purpose, the Group defines net debt as borrowings as shown in the consolidated balance sheet less total cash and cash equivalents. Adjusted capital comprises all components of equity, adjusted by cumulative deferred tax provided on fair value gain on the investment and owner-occupied properties attributable to equity holders.

The management reviews the Group's net debt to adjusted capital ratio regularly and adjust the ratio through the payment of dividends, the issue of new share or debt, the repurchase of shares and the redemption of existing debt.

The net debt to adjusted capital ratio at the year end was as follows:

	The Group	
	2007 **HK$ million**	2006 HK$ million
Unsecured bank loans	**720**	720
Floating rate notes	**549**	549
Fixed rate notes	**1,362**	1,338
Zero coupon notes	**230**	214
Borrowings	**2,861**	2,821
Less: Time deposits	**(478)**	(382)
Cash and bank balances	**(6)**	(3)
Net debt	**2,377**	2,436
Equity attributable to equity holders of the Company	**31,652**	27,828
Add: Group's share of cumulative deferred tax on properties revaluation	**3,420**	2,901
Adjusted capital	**35,072**	30,729
Net debt to adjusted capital	**6.8%**	7.9%

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

34. FINANCIAL INSTRUMENTS

(a) Categories of financial instruments

	The Group		The Company	
	2007 **HK$ million**	2006 HK$ million	**2007** **HK$ million**	2006 HK$ million
Financial assets				
Financial assets at FVTPL				
– designated as at FVTPL	**203**	–	–	–
– held for trading	**95**	–	–	–
Derivative instruments under hedge accounting	**33**	4	–	–
Available-for-sale financial assets	**2,479**	1,745	**2**	2
Loans and receivables (including cash and cash equivalents)	**1,162**	1,209	**12,790**	13,071
	3,972	2,958	**12,792**	13,073
Financial liabilities				
Financial liabilities at FVTPL				
– held for trading	**55**	72	–	–
Derivative instruments under hedge accounting	**2**	13	–	–
Amortised cost	**3,805**	3,686	**61**	126
	3,862	3,771	**61**	126

(b) Financial risk management objectives and policies

The Group's major financial instruments include cash and bank balances, time deposits, accounts receivable, equity investments, amount due from an associate, other receivables, borrowings, accounts payable and accruals, amounts due to minority shareholders, rental deposits from tenants and derivative financial instruments. The Company's major financial instruments include cash and bank balances, time deposits, accounts receivable, other receivables, amounts due from/to subsidiaries and accounts payable and accruals. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i) Credit risk

The credit risk of the Group and the Company are primarily attributable to rents receivable from tenants, amount due from an associate, derivative financial instruments, time deposits and bank balances. The Group's and the Company's maximum exposure to credit risk which will cause a financial loss to the Group and the Company due to failure to discharge an obligation by the counterparties and financial guarantees issued by the Group and the Company is arising from:

- the carrying amount of the respective recognised financial assets as stated in the consolidated and Company's balance sheets; and
- the amount of contingent liabilities in relation to financial guarantee issued by the Group and the Company as disclosed in note 36.

For rents receivable from tenants, credit checks are part of the normal leasing process and stringent monitoring procedures are in place to deal with overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts.

To mitigate counterparty risk, the Group enters into derivative contracts only with sound financial institutions with strong investment-grade credit ratings, limits exposure to each financial institution, and monitors each rating regularly.

The Group's and the Company's time deposits and bank balances are placed with banks of high credit ratings in Hong Kong. The Group and the Company has set an exposure limit to each single financial institution.

Other than concentration of credit risk on amount due from an associate, the Group and the Company have no significant concentration of credit risk, with exposure spread over a number of counterparties and tenants.

34. FINANCIAL INSTRUMENTS continued

(b) Financial risk management objectives and policies continued

(ii) Liquidity risk

The Group and the Company closely monitors its liquidity requirements and the sufficiency of cash and available banking facilities so as to ensure that the payment obligations are met.

The following table details the remaining contractual maturity of the Group and the Company for their non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group is required to pay. The table includes both interest and principal cash flows. The interest payments are computed using contractual rates or, if floating, based on the prevailing market rate at the balance sheet date. For cash flows denominated in currency other than Hong Kong dollars, the prevailing foreign exchange rates at the balance sheet date are used to convert the cash flows into Hong Kong dollars.

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but less than 2 years HK$ million	More than 2 years but less than 5 years HK$ million	More than 5 years HK$ million
The Group						
As at 31 December 2007						
Non-derivative financial liabilities						
Accounts payable and accruals	(278)	(278)	(278)	–	–	–
Rental deposits from tenants	(339)	(339)	(124)	(104)	(107)	(4)
Amounts due to minority shareholders	(327)	(327)	(327)	–	–	–
Unsecured bank loans	(720)	(809)	(29)	(29)	(751)	–
Floating rate notes	(549)	(589)	(22)	(567)	–	–
Fixed rate notes	(1,362)	(1,866)	(99)	(99)	(1,668)	–
Zero coupon notes	(230)	(430)	–	–	–	(430)
	(3,805)	**(4,638)**	**(879)**	**(799)**	**(2,526)**	**(434)**
As at 31 December 2006						
Non-derivative financial liabilities						
Accounts payable and accruals	(253)	(253)	(253)	–	–	–
Rental deposits from tenants	(285)	(285)	(102)	(57)	(121)	(5)
Amounts due to minority shareholders	(327)	(327)	(327)	–	–	–
Unsecured bank loans	(720)	(850)	(28)	(32)	(790)	–
Floating rate notes	(549)	(615)	(23)	(23)	(569)	–
Fixed rate notes	(1,338)	(1,963)	(102)	(99)	(297)	(1,465)
Zero coupon notes	(214)	(430)	–	–	–	(430)
	(3,686)	(4,723)	(835)	(211)	(1,777)	(1,900)

34. FINANCIAL INSTRUMENTS continued

(b) Financial risk management objectives and policies continued

(ii) **Liquidity risk** continued

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but less than 2 years HK$ million	More than 2 years but less than 5 years HK$ million	More than 5 years HK$ million
The Company						
As at 31 December 2007						
Non-derivative financial liabilities						
Accounts payable and accruals	(19)	(19)	(19)	–	–	–
Amounts due to subsidiaries	(42)	(42)	(42)	–	–	–
	(61)	**(61)**	**(61)**	**–**	**–**	**–**
As at 31 December 2006						
Non-derivative financial liabilities						
Accounts payable and accruals	(22)	(22)	(22)	–	–	–
Amounts due to subsidiaries	(104)	(104)	(104)	–	–	–
	(126)	(126)	(126)	–	–	–

34. FINANCIAL INSTRUMENTS continued

(b) Financial risk management objectives and policies continued

(ii) Liquidity risk continued

The following table details the Group's remaining contractual maturity for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash inflows (outflows) on the derivative instruments that settle on a net basis and undiscounted gross inflows (outflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by the prevailing market rate at the balance sheet date. For cash flows denominated in currency other than Hong Kong dollars, the prevailing foreign exchange rates at the balance sheet date are used to convert the cash flows into Hong Kong dollars.

	Carrying amount HK$ million	Total contractual undiscounted cash flow HK$ million	Within 1 year or on demand HK$ million	More than 1 year but less than 2 years HK$ million	More than 2 years but less than 5 years HK$ million	More than 5 years HK$ million
The Group						
As at 31 December 2007						
Derivative settled net						
Interest rate swap	**(2)**	**41**	**-**	**2**	**8**	**31**
Derivative settled gross						
Forward foreign exchange contracts	**3**					
Outflow		**(201)**	**(83)**	**(34)**	**(84)**	**-**
Inflow		**206**	**85**	**35**	**86**	**-**
Cross currency and net basis swaps	**13**					
Outflow		**(1,659)**	**(57)**	**(52)**	**(1,550)**	**-**
Inflow		**1,707**	**64**	**64**	**1,579**	**-**
As at 31 December 2006						
Derivative settled net						
Interest rate swap	(3)	33	7	1	4	21
Derivative settled gross						
Forward foreign exchange contracts	1					
Outflow		(185)	(34)	(34)	(103)	(14)
Inflow		191	35	35	106	15
Cross currency and net basis swaps	(39)					
Outflow		(1,731)	(59)	(56)	(168)	(1,448)
Inflow		1,767	65	64	191	1,447

At the balance sheet date, the Company has no contractual maturity for any derivative financial instruments.

(iii) Interest rate risk

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. Interest rate swap is the hedging instrument most commonly used by the Group to manage the interest rate exposure (see note 21 for details). As at 31 December 2007, about 60.1% of the Group's gross debts were effectively on a floating rate basis. The ratio could change with changes to the interest rate trend going forward.

The Group's policy is to maintain the proportion of borrowings in fixed rates and floating rates within an appropriate range. Accordingly, the Group entered into (i) interest rate swaps to hedge the interest rate risk of the Group's floating rate borrowings including bank loans and floating rate notes; and (ii) cross currency swaps and an interest rate swap to hedge the interest rate risk of certain amounts of the Group's fixed rate notes.

34. FINANCIAL INSTRUMENTS continued

(b) Financial risk management objectives and policies continued

(iii) Interest rate risk continued

Sensitivity analysis

The sensitivity analysis below has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to both derivative and non-derivative financial instruments that would have affected the profit or loss and equity. A change of 75 basis points ("bps") was applied to the yield curves at respective balance sheet date.

	The Group			
	Increase (decrease) in profit or loss		Increase (decrease) in equity	
	75 bps increase HK$ million	75 bps decrease HK$ million	75 bps increase HK$ million	75 bps decrease HK$ million
As at 31 December 2007	**2**	**(2)**	**1**	**(1)**
As at 31 December 2006	4	(5)	1	(1)

(iv) Currency risk

The Group aims to minimise its currency risk and does not speculate in currency movements. The majority of the Group's and the Company's assets by value are located, and all rental income are derived, in Hong Kong, and denominated in Hong Kong dollars. As at 31 December 2007, all of the Group's debts were denominated in Hong Kong dollars with the exception of the US$182 million 10-year fixed rate notes. The Group has entered into appropriate hedging instruments to hedge against the potential currency risk (see note 21). Other than the 10-year fixed rates notes, the Group has no other significant currency risk.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in exchange rate had occurred at the balance sheet date and had been applied to both derivative and non-derivative financial instruments that would have affected the profit or loss and equity. A change of 300 bps was applied to the HKD:USD spot and forward rates at respective balance sheet date with the upper and lower boundaries at 7.75 and 7.85 respectively for the spot rate.

	The Group			
	Increase (decrease) in profit or loss		Increase (decrease) in equity	
	300 bps increase HK$ million	300 bps decrease HK$ million	300 bps increase HK$ million	300 bps decrease HK$ million
As at 31 December 2007	**2**	**(2)**	**1**	**(1)**
As at 31 December 2006	1	(1)	1	(1)

(v) Equity price risk

The Group's available-for-sale investments and held for trading investments in listed securities are measured at fair value at each balance sheet date with reference to the listed share price. Therefore, the Group is exposed to equity price risks and the management will monitor the price movements and take appropriate actions when it is required. As at 31 December 2007, the Group has outstanding equity derivatives. The equity derivatives are not designated as hedging instrument and hence are measured at fair value through profit or loss.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in the corresponding equity prices had occurred at the balance sheet date and had been applied to both the derivatives and the investments that would have affected the profit or loss and equity. A change of 10% in stock prices was applied at respective balance sheet date.

	The Group			
	Increase (decrease) in profit or loss		Increase (decrease) in equity	
	10% increase HK$ million	10% decrease HK$ million	10% increase HK$ million	10% decrease HK$ million
As at 31 December 2007	**(10)**	**9**	**251**	**(251)**
As at 31 December 2006	(4)	4	168	(168)

34. FINANCIAL INSTRUMENTS continued

(c) Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of listed investments classified as held for trading and available-for-sale investments and other financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to the published price quotations;
- the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions; and
- the fair value of derivative instruments are calculated using quoted prices from independent financial institutions or using discounted cash flow analysis based on the applicable yield curves and foreign exchange rates. For the Company's share options, the fair value is estimated using Black-Scholes option pricing model.

The Directors consider that the carrying amounts of non-derivative financial assets and financial liabilities approximate their fair value, except for the carrying amount of US$182 million (approximate to HK$1,362 million) fixed rate notes as stated in note 21 with fair value of US$198 million (approximate to HK$1,543 million).

35. RETIREMENT BENEFITS PLANS

With effect from 1 December 2000, the Group set up an enhanced MPF scheme (the "Enhanced MPF Scheme"), a defined contribution scheme, for all qualifying employees. The Enhanced MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under Section 124(1) of the Mandatory Provident Fund Schemes (General) Regulation.

Pursuant to the rules of the Enhanced MPF Scheme, the Group's contributions to the plan are based on fixed percentages of members' salaries, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation.

Total contributions made by the Group during the year amounted to HK$5 million (2006: HK$5 million). Forfeited contributions for the year amounted to HK$3 million (2006: HK$3 million) were refunded to the Group.

36. CONTINGENT LIABILITIES

At the balance sheet date, there were contingent liabilities in respect of the following:

	The Group		The Company	
	2007 HK$ million	2006 HK$ million	**2007 HK$ million**	2006 HK$ million
Corporate guarantee to a third party in respect of the sale of the interest in an associate	–	4	–	4
Corporate guarantee to subsidiaries				
– for issue of floating rate notes	–	–	**550**	550
– for issue of fixed rate notes	–	–	**1,420**	1,415
– for issue of zero coupon notes	–	–	**430**	430
	–	–	**2,400**	2,395
Guarantees to banks for providing financing facilities to subsidiaries	–	–	**720**	720

37. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following capital commitments in respect of its investment properties:

	The Group	
	2007 HK$ million	2006 HK$ million
Authorised but not contracted for	**1,006**	1,012
Contracted but not provided for	**134**	153

38. LEASE COMMITMENTS

(a) As lessee

At the balance sheet date, the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	The Company	
	2007 **HK$ million**	2006 HK$ million
Within one year	**15**	15
In the second to fifth year inclusive	**6**	20
	21	35

Operating lease payments represent rentals payable by the Company to its subsidiaries for its staff quarters and office premises which are negotiated and rental are fixed for two years and three years respectively.

At the balance sheet date, the Group had no commitment under non-cancellable operating lease.

(b) As lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	The Group	
	2007 **HK$ million**	2006 HK$ million
Within one year	**1,104**	831
In the second to fifth year inclusive	**1,468**	1,134
Over five years	**10**	53
	2,582	2,018

Operating lease payments represent rentals receivable by the Group from leasing of its investment properties. Leases are negotiated and rentals are fixed for an average of one to three years.

39. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Transactions and balances with related parties

The Group has the following transactions with related parties during the year and has the following balances with them at the balance sheet date:

	The Group			
	Substantial shareholders		Directors	
	2007 **HK$ million**	2006 HK$ million	**2007** **HK$ million**	2006 HK$ million
Gross rental income received from *(Note a)*	**6**	6	**26**	23
Construction cost payable to *(Note b)*	**–**	–	**–**	2
Amount due to a minority shareholder *(Note c)*	**–**	–	**94**	94

Notes:

(a) The sum of transactions with Directors represented the aggregate gross rental income received under various leases respectively with a Director of approximately HK$754,000 (2006: HK$407,000), and companies controlled by Directors or their associates in aggregate of approximately HK$25,199,000 (2006: HK$22,876,000).

(b) Dr. Geoffrey Meou-tsen Yeh and his alternate, V-nee Yeh, were substantial shareholders (and V-nee Yeh was also Chairman) of Hsin Chong Construction Group Ltd., whose wholly-owned subsidiary, Hsin Chong Construction (Asia) Limited ("Hsin Chong Asia"), entered into a main contract with a subsidiary of the Company relating to the renovation project of Lee Gardens Two. During the year ended 31 December 2007, Dr. Geoffrey Meou-tsen Yeh and his alternate, V-nee Yeh, have disposed certain of their interests in Hsin Chong Construction Group Ltd. and thereafter they were interested in less than 5% of the issued share capital of Hsin Chong Construction Group Ltd.

The sum represented the sum paid to, or as the case may be, outstanding balances due under the main contract with Hsin Chong Asia. To the best of the Company's knowledge having made due enquiries, substantially the whole of such contracts were sub-contracted by Hsin Chong Asia to other sub-contractors. The sum is not the indicative of the amount actually derived by Hsin Chong Asia under the relevant contract, which amount is substantially less than the relevant contract sum.

(c) The sum represented outstanding loan advanced to a non wholly-owned subsidiary of the Group, Barrowgate Limited ("Barrowgate") by Jebsen and Company Limited, of which Hans Michael Jebsen is a director and shareholder, as shareholders loan in proportion to its shareholding in Barrowgate for general funding purpose. The amount is unsecured, interest-free and repayable on demand.

39. RELATED PARTY TRANSACTIONS AND BALANCES continued

(a) Transactions and balances with related parties continued

The Company has the following balances with its subsidiaries at the balance sheet date:

	The Company	
	2007 HK$ million	2006 HK$ million
Amounts due from subsidiaries	**13,039**	13,346
Less: Allowances on amounts due therefrom	**(258)**	(329)
	12,781	13,017
Amounts due to subsidiaries	**42**	104

Details of amounts due from/to subsidiaries are disclosed in note 23 to the financial statements.

(b) Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group and the Company during the year was as follows:

	2007 HK$ million	2006 HK$ million
Salaries and other short-term employee benefits	**17**	24
Share-based payments	**3**	3
Retirement benefits scheme contributions	**1**	1
	21	28

The remuneration of the Directors and key executives is determined by the Emoluments Review Committee and Managing Director respectively having regard to the performance of individuals and market trends.

40. SHARE-BASED PAYMENT TRANSACTIONS

(a) Equity-settled share option schemes

The 1995 Share Option Scheme (the "1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The purpose of the 1995 Scheme was to strengthen the links between individual staff and shareholder interests.

Under the 1995 Scheme, options may be granted to employees of the Company or any of its wholly-owned subsidiaries selected by the Board at its discretion to subscribe for ordinary shares of the Company.

The maximum number of shares in respect of which options may be granted under the 1995 Scheme (together with shares issued and issuable under the scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the scheme and any other share option scheme) from time to time. The maximum number of shares issued under the scheme and other scheme will not exceed 10% of the issued share capital of the Company from time to time (excluding shares issued pursuant to the scheme and any other share option scheme).

The maximum entitlement of each participant is substantially below the limit set out under the scheme rules (being 25% of the maximum number of shares in respect of which options may at any time be granted under the 1995 Scheme). The exercise price was initially fixed at 80% of the average of the closing prices of the shares on the Stock Exchange for the 20 trading days immediately preceding the date of grant or the nominal value of a share whichever is the greater. The exercise price for options granted after 1 September 2001 was amended to comply with amendments to the Listing Rules. Consideration paid on each grant of option was HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

Grants made prior to 8 March 2005 had a holding period of 2 years and a vesting period of 5 years.

40. SHARE-BASED PAYMENT TRANSACTIONS continued

(a) Equity-settled share option schemes continued

The 2005 Share Option Scheme (the "2005 Scheme")

The Company adopted the 2005 Scheme (together with the 1995 Scheme are referred to as the "Schemes") at its Annual General Meeting ("AGM") held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

The purpose of the 2005 Scheme is to provide an incentive for employees of the Company and its wholly-owned subsidiaries to work with commitment towards enhancing the value of the Company and its shares for the benefit of its shareholders.

Under the 2005 Scheme, options may be granted to employees of the Company or any wholly-owned subsidiaries (including executive Directors) and such other persons as the Board may consider appropriate from time to time on the basis of their contribution on the development and growth of the Company and the subsidiaries to subscribe for ordinary shares of the Company.

The maximum number of shares in respect of which options may be granted under the 2005 Scheme and any other share option scheme of the Company shall not exceed such number of shares as required under the Listing Rules, currently being 10% of the shares in issue (being 104,996,365 shares) as at 10 May 2005, the date of the AGM approving the 2005 Scheme. Under the Listing Rules, a listed issuer may seek approval by its shareholders in general meeting for "refreshing" the 10% limit under the scheme. The limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 Scheme and any other share option scheme of the Company must not exceed 30% of the shares in issue from time to time (or such number of shares as required under the Listing Rules). No options may be granted if such grant will result in this 30% limit being exceeded.

The maximum entitlement of each participant under the 2005 Scheme must not during any 12-month period exceed such number of shares as required under the Listing Rules (which is 1% of the total shares in issue as at the date of shareholders' approval). The exercise price shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the shares. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

(b) Grant and vesting structures

With effect from 8 March 2005, the Board has approved a new grant and vesting structure. Grants will be made on a periodic basis. Vesting period is three years in equal proportion. Size of grant will be determined by reference to base salary multiple and job grades. A clear performance criterion will be a key driver. The Board will review the grant and vesting structures from time to time.

40. SHARE-BASED PAYMENT TRANSACTIONS continued

(c) Movement of share options

The following table discloses movements of the Company's share options held by the Directors and employees during the current year:

Name	Date of grant	Exercise price HK$	Exercisable period	Balance as at 1.1.2007	Changes during the year: Granted	Exercised	Cancelled/ lapsed	Balance as at 31.12.2007
1995 Scheme								
Executive Director								
Peter Ting Chang Lee *(Note a)*	7.1.1999	9.22	7.1.2001 – 6.1.2009	1,350,000	–	(1,350,000) *(Note g)*	–	–
Eligible employees *(Note b)*	30.3.2005	15.85	30.3.2005 – 29.3.2015	401,333	–	(77,666) *(Note h)*	(20,000) *(Note j)*	303,667
2005 Scheme								
Executive Directors								
Peter Ting Chang Lee *(Note c)*	6.3.2007	21.38 *(Note e)*	6.3.2007 – 5.3.2017	–	235,000	–	–	235,000
Michael Tze Hau Lee *(Note d)*	10.5.2005	16.60	10.5.2005 – 9.5.2015	240,000	–	(80,000) *(Note i)*	(160,000) *(Note j)*	–
	30.3.2006	22.00	30.3.2006 – 29.3.2016	188,000	–	–	(188,000) *(Note j)*	–
	6.3.2007	21.38 *(Note e)*	6.3.2007 – 5.3.2017	–	185,000	–	(185,000) *(Note j)*	–
Pauline Wah Ling Yu Wong *(Note c)*	6.3.2007	21.38 *(Note e)*	6.3.2007 – 5.3.2017	–	108,000	–	–	108,000
Eligible employees *(Note b)*	9.8.2005	18.79	9.8.2005 – 8.8.2015	96,000	–	–	(96,000) *(Note j)*	–
	12.10.2005	18.21	12.10.2005 – 11.10.2015	120,000	–	–	(120,000) *(Note j)*	–
	30.3.2006	22.00	30.3.2006 – 29.3.2016	325,000	–	–	(106,000) *(Note j)*	219,000
	26.6.2006	20.11	26.6.2006 – 25.6.2016	110,000	–	–	–	110,000
	30.3.2007	21.25 *(Note f)*	30.3.2007 – 29.3.2017	–	335,000	–	(13,000) *(Note j)*	322,000
				2,830,333	863,000	(1,507,666)	(888,000)	1,297,667

40. SHARE-BASED PAYMENT TRANSACTIONS continued

(c) Movement of share options continued

Notes:

(a) Options granted to Peter Ting Chang Lee had a holding period of 2 years and a vesting period of 5 years.

(b) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

(c) Options granted to Peter Ting Chang Lee and Pauline Wah Ling Yu Wong have a vesting period of 3 years in equal proportions.

(d) Options granted to Michael Tze Hau Lee had a vesting period of 3 years in equal proportions. Michael Tze Hau Lee stepped down from the Board of the Company as from the conclusion of 2007 annual general meeting held on 8 May 2007.

(e) The closing price of the shares of the Company immediately before the date of grant (as of 5 March 2007) was HK$20.50.

(f) The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2007) was HK$21.30.

(g) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$19.60.

(h) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$21.09.

(i) The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$21.20.

(j) The options for 888,000 shares lapsed during the year upon the stepping down of Michael Tze Hau Lee and resignations of certain eligible employees.

40. SHARE-BASED PAYMENT TRANSACTIONS continued

(c) Movement of share options continued

The following table discloses movements of the Company's share options held by the Directors and employees in prior year:

Name	Date of grant	Exercise price HK$	Exercisable period	Balance as at 1.1.2006	Changes during the year Granted	Changes during the year Exercised	Changes during the year Cancelled/ lapsed	Balance as at 31.12.2006
1995 Scheme								
Executive Director								
Peter Ting Chang Lee *(Note a)*	7.1.1999	9.22	7.1.2001 – 6.1.2009	1,350,000	–	–	–	1,350,000
Eligible employees *(Note b)*	30.3.2005	15.85	30.3.2005 – 29.3.2015	535,000	–	(128,267) *(Note f)*	(5,400) *(Note h)*	401,333
2005 Scheme								
Executive Director								
Michael Tze Hau Lee *(Note c)*	10.5.2005	16.60	10.5.2005 – 9.5.2015	240,000	–	–	–	240,000
	30.3.2006	22.00 *(Note d)*	30.3.2006 – 29.3.2016	–	188,000	–	–	188,000
Eligible employees *(Note b)*	9.8.2005	18.79	9.8.2005 – 8.8.2015	144,000	–	(48,000) *(Note g)*	–	96,000
	12.10.2005	18.21	12.10.2005 – 11.10.2015	120,000	–	–	–	120,000
	30.3.2006	22.00 *(Note d)*	30.3.2006 – 29.3.2016	–	361,000	–	(36,000) *(Note h)*	325,000
	26.6.2006	20.11 *(Note e)*	26.6.2006 – 25.6.2016	–	110,000	–	–	110,000
				2,389,000	659,000	(176,267)	(41,400)	2,830,333

Notes:

(a) Options granted to Peter Ting Chang Lee had a holding period of 2 years and a vesting period of 5 years.

(b) Eligible employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

(c) Options granted to Michael Tze Hau Lee had a vesting period of 3 years in equal proportions.

(d) The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2006) was HK$22.45.

(e) The closing price of the shares of the Company immediately before the date of grant (as of 23 June 2006) was HK$20.25.

(f) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$22.09.

(g) The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$21.00.

(h) The options for 41,400 shares lapsed during the year upon resignations of certain eligible employees.

40. SHARE-BASED PAYMENT TRANSACTIONS continued

(d) Fair values of share options

The Group has applied HKFRS 2 "Share-based Payments" to account for its share options granted after 7 November 2002 and vested after 1 January 2006. In accordance with HKFRS 2, fair value of share options granted to employees determined at the date of grant is expensed over the vesting period, with a corresponding adjustment to the Group's share options reserve. In the current year, the Group recognised the share option expenses of HK$4 million (2006: HK$4 million) in relation to share options granted by the Company, of which HK$1 million (2006: HK$1 million) related to the Directors (see note 8), with a corresponding adjustment recognised in the Group's share options reserve.

The fair values of share options granted by the Company were determined by using Black-Scholes option pricing model (the "Model"). The Model is one of the commonly used models to estimate the fair value of an option. The variables and assumptions used in computing the fair value of the share options are based on the management's best estimate. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The inputs into the Model were as follows:

	Date of grant			
	30.3.2007	6.3.2007	26.6.2006	30.3.2006
Closing share price at the date of grant	HK$21.25	HK$20.80	HK$20.00	HK$22.00
Exercise price	HK$21.25	HK$21.38	HK$20.11	HK$22.00
Risk free rate *(Note a)*	4.192%	4.188%	4.915%	4.539%
Expected life of option *(Note b)*	10 years	10 years	10 years	10 years
Expected volatility *(Note c)*	29.53%	30.12%	32.00%	27.04%
Expected dividend per annum *(Note d)*	HK$0.416	HK$0.416	HK$0.392	HK$0.390
Estimated fair value per share option	HK$7.47	HK$7.21	HK$7.81	HK$7.78

Notes:

(a) Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

(b) Expected life of option: being the period of 10 years commencing on the date of grant, based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

(c) Expected volatility: being the approximate historical volatility of closing prices of the shares of the Company in the past one year immediately before the date of grant.

(d) Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

41. PRINCIPAL SUBSIDIARIES

Name of subsidiary	Place of incorporation/ operation	Issued share capital	Proportion of nominal value of issued share capital held by the Company directly	indirectly	Principal activities
Admore Investments Limited	Hong Kong	HK$2	100%	–	Investment holding
Golden Capital Investment Limited	Hong Kong	HK$2	100%	–	Investment holding
HD Treasury Limited	Hong Kong	HK$2	100%	–	Treasury operation
Hysan (MTN) Limited	British Virgin Islands/ Hong Kong	US$1	100%	–	Treasury operation
Hysan China Holdings Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Hysan Leasing Company Limited	Hong Kong	HK$2	100%	–	Leasing administration
Hysan Property Management Limited	Hong Kong	HK$2	100%	–	Property management
Hysan Treasury Limited	Hong Kong	HK$2	100%	–	Treasury operation
Kwong Hup Holding Limited	British Virgin Islands	HK$1	100%	–	Investment holding
Kwong Wan Realty Limited	Hong Kong	HK$1,000	100%	–	Property investment
Minsal Limited	Hong Kong	HK$2	100%	–	Property investment
Mondsee Limited	Hong Kong	HK$2	100%	–	Property investment
Stangard Limited	Hong Kong	HK$300,000	100%	–	Provision of security services
Teamfine Enterprises Limited	Hong Kong	HK$2	100%	–	Investment holding
Tohon Development Limited	Hong Kong	HK$2	100%	–	Property investment
Bamboo Grove Recreational Services Limited	Hong Kong	HK$2	–	100%	Resident club management
Earn Extra Investments Limited	Hong Kong	HK$1	–	100%	Property investment
Gearup Investments Limited	Hong Kong	HK$1	–	100%	Property development
HD Investment Limited	British Virgin Islands	HK$1	–	100%	Investment holding
Kochi Investments Limited	British Virgin Islands	HK$1	–	100%	Capital market investment
Lee Theatre Realty Limited	Hong Kong	HK$10	–	100%	Property investment
Leighton Property Company Limited	Hong Kong	HK$2	–	100%	Property investment
Main Rise Development Limited	Hong Kong	HK$2	–	100%	Investment holding
OHA Property Company Limited	Hong Kong	HK$2	–	100%	Property investment
Perfect Win Properties Limited	Hong Kong	HK$2	–	100%	Property investment
Silver Nicety Company Limited	Hong Kong	HK$20	–	100%	Property investment
Barrowgate Limited	Hong Kong	HK$10,000	–	65.36%	Property investment

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially contribute to the net income of the Group or hold a material portion of the assets or liabilities or otherwise are operating subsidiaries of the Group. Other than floating rate notes, fixed rate notes and zero coupon notes issued by Hysan (MTN) Limited as disclosed in note 29, none of the subsidiaries had issued any debt securities at the balance sheet date.

Five-Year Financial Summary

	2007 HK$ million	2006 HK$ million	2005 HK$ million	2004 HK$ million (restated)	2003 HK$ million (restated)
Results					
Turnover	**1,368**	1,268	1,250	1,154	1,139
Property expenses	**(208)**	(240)	(237)	(259)	(239)
Gross profit	**1,160**	1,028	1,013	895	900
Investment income	**98**	147	38	27	25
Other gains and losses	**302**	201	(25)	15	48
Administrative expenses	**(106)**	(111)	(103)	(96)	(92)
Finance costs	**(175)**	(163)	(214)	(162)	(168)
Change in fair value of investment properties	**3,131**	2,576	4,226	–	–
Share of results of associates	**452**	120	241	39	10
Release of negative goodwill of associates	**–**	–	–	2	2
Reversal of impairment loss recognised in respect of investments in securities	**–**	–	–	63	–
Profit before taxation	**4,862**	3,798	5,176	783	725
Taxation	**(745)**	(558)	(856)	(140)	(165)
Profit for the year	**4,117**	3,240	4,320	643	560
Minority interests	**(168)**	(141)	(199)	(34)	(26)
Profit attributable to equity holders of the Company	**3,949**	3,099	4,121	609	534
Underlying profit for the year	**1,158**	1,012	1,005	609	534
Recurring underlying profit for the year	**950**	755	641	586	534
Dividends					
Dividends paid	**549**	474	420	381	378
Dividends proposed	**498**	422	369	315	277
Dividends per share (HK cents)	**60.00**	50.00	45.00	40.00	36.50
Earnings per share (HK$), based on:					
Profit for the year					
– basic	**3.75**	2.94	3.92	0.58	0.51
– diluted	**3.75**	2.94	3.92	0.58	0.51
Underlying profit for the year					
– basic	**1.10**	0.96	0.96	0.58	0.51
Recurring underlying profit for the year					
– basic	**0.90**	0.72	0.61	0.56	0.51
Performance Indicators					
Net debt to equity	**6.8%**	7.9%	10.7%	24.9%	31.8%
Net interest coverage (times)	**7.8x**	6.9x	4.6x	5.5x	5.2x
Net assets value per share (HK$)	**30.51**	26.37	23.42	19.59	16.51
Adjusted net assets value per share (HK$)	**33.81**	29.12	25.76	21.33	17.78
Net debt per share (HK$)	**2.29**	2.31	2.75	5.32	5.66
Year end share price (HK$)	**22.25**	20.35	19.20	16.35	12.00

Definitions:

(1) Underlying profit for the year: profit adjusted for group's share of unrealised fair value changes on investment properties net of deferred tax

(2) Recurring underlying profit for the year: underlying profit adjusted for aggregate of realised gain or loss on disposal of investment properties and available-for-sale investments, impairment, reversal, recovery and prior year tax provision

(3) Net debt to equity: borrowings less cash and cash equivalents divided by adjusted shareholders' funds

(4) Net interest coverage: gross profit less administrative expenses before depreciation divided by net interest expenses

(5) Net assets value/Adjusted net assets value per share: shareholders' funds / adjusted shareholders' funds divided by number of issued shares at year end

(6) Net debt per share: borrowings less cash and cash equivalents divided by number of issued shares at year end

(7) Adjusted shareholders' funds: shareholders' funds adjusted for cumulative deferred tax provided for fair value changes on properties

	2007 **HK$ million**	2006 HK$ million	2005 HK$ million	2004 HK$ million	2003 HK$ million
				(restated)	(restated)
Assets and Liabilities					
Investment properties	**35,711**	32,473	29,815	27,917	24,162
Interests in associates	**1,601**	1,272	1,147	855	850
Available-for-sale investments	**2,479**	1,745	1,256	1,018	941
Time deposit, cash and bank balances	**484**	385	1,402	22	15
Other assets	**615**	378	371	335	302
Total assets	**40,890**	36,253	33,991	30,147	26,270
Borrowings	**(2,861)**	(2,821)	(4,301)	(5,603)	(5,914)
Taxation	**(4,180)**	(3,574)	(3,077)	(2,332)	(1,708)
Other liabilities	**(1,001)**	(950)	(960)	(815)	(779)
Total liabilities	**(8,042)**	(7,345)	(8,338)	(8,750)	(8,401)
Net assets	**32,848**	28,908	25,653	21,397	17,869
Minority interests	**(1,196)**	(1,080)	(986)	(831)	(642)
Shareholders' funds	**31,652**	27,828	24,667	20,566	17,227
Adjusted shareholders' funds	**35,072**	30,729	27,134	22,399	18,553

Note:
The figures for 2003 and 2004 have been restated to reflect the prior year adjustments arising from (i) reclassification of certain investment properties of the Group to property, plant and equipment as a result of the application of HKAS 40 "Investment Property"; (ii) recognition of deferred taxation in respect of revalued investment properties in accordance with HK(SIC)INT-21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets"; and (iii) reclassification of leasehold interests in land to prepaid lease payments under operating leases according to HKAS 17 "Leases".

Report of the Valuer

To the Board of Directors
Hysan Development Company Limited

Dear Sirs,

Annual revaluation of investment properties as at 31 December 2007

In accordance with your appointment of Knight Frank Petty Limited to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the market value of the investment properties as at 31 December 2007 was in the approximate sum of Hong Kong Dollars Thirty Five Billion Seven Hundred Eleven Million Only (i.e. HK$35,711 million).

The investment properties have been valued individually, on market value basis, by reference to comparable market transactions and on the basis of capitalisation of the net income with due allowance for the reversionary income and redevelopment potential, without allowances for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
Knight Frank Petty Limited

Hong Kong, 5 March 2008

Schedule of Principal Properties

As at 31 December 2007

INVESTMENT PROPERTIES

	Address	Lot No.	Use	Category of the Lease	Percentage held by the Group
1.	**The Lee Gardens** 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29, Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2.	**Bamboo Grove** 74-86 Kennedy Road Mid-Levels Hong Kong	I.L. 8624	Residential	Long lease	100%
3.	**Lee Gardens Two** 28 Yun Ping Road Causeway Bay Hong Kong	Sec. G of I.L. 29, Sec. A, O, F and H of I.L. 457, the R.P. of Sec. C, D, E and G of I.L. 457, Subsec. 1 of Sec. C, D, E and G of I.L. 457, Subsec. 2 of Sec. E of I.L. 457 and Subsec. 1, 2, 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
4.	**Leighton Centre** 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
5.	**Lee Theatre Plaza** 99 Percival Street Causeway Bay Hong Kong	I.L. 1452, the R.P. of I.L. 472 and 476	Commercial	Long lease	100%
6.	**Sunning Plaza** 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
7.	**Sunning Court** 8 Hoi Ping Road Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J of I.L. 29, Subsec. 2 of Sec. J of I.L. 29 and the R.P. of Sec. J of I.L. 29	Residential	Long lease	100%
8.	**One Hysan Avenue** 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
9.	**AIA Plaza** 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%
10.	**111 Leighton Road** 111 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%
11.	**500 Hennessy Road** * Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%

* The property is currently under redevelopment. Demolition work on the existing building above ground had been completed and site formation work is currently underway. The site has a registered site area of approximately 47,738 square feet. The new development has a projected gross floor area of around 710,000 square feet and is projected for completion in 2011.

Shareholding Analysis

SHARE CAPITAL

As at 31 December 2007:

Authorised share capital: HK$7,250,000,000, comprising 1,450,000,000 ordinary shares of HK$5.00 each.

Issued and fully paid-up capital: HK$5,187,348,780 comprising 1,037,469,756 ordinary shares of HK$5.00 each.

Class of shares: one class of ordinary shares of HK$5.00 each with equal voting rights.

DISTRIBUTION OF SHAREHOLDINGS

(as at 31 December 2007, as per register of members of the Company)

Size of registered shareholdings	No. of shareholders	% of shareholders	No. of shares	% of the issued share capital *(Note a)*
5,000 or below	2,626	68.83%	4,896,259	0.47%
5,001 - 50,000	1,015	26.61%	15,575,533	1.50%
50,001 - 100,000	92	2.41%	6,918,771	0.67%
Above 100,000	82	2.15%	1,010,079,193	97.36%
Total	**3,815**	**100%**	**1,037,469,756**	**100%**

TYPES OF SHAREHOLDERS

(as at 31 December 2007, as per register of members of the Company)

Type of shareholders	Number of shares held	% of the issued share capital *(Note a)*
Lee Hysan Company Limited, Lee Hysan Estate Company, Limited and their subsidiaries	433,130,735	41.75%
Other corporate shareholders	555,623,745	53.55%
Individual shareholders	48,715,276	4.70%
Total	**1,037,469,756**	**100%**

LOCATION OF SHAREHOLDERS

(as at 31 December 2007, as per register of members of the Company)

Location of shareholders	Number of shares held	% of the issued share capital *(Note a)*
Hong Kong	1,031,916,417	99.46%
United States and Canada	4,289,319	0.41%
United Kingdom	1,131,330	0.11%
Singapore	65,042	0.01%
Others	67,648	0.01%
Total	**1,037,469,756**	**100%**

TOP 10 LARGEST SHAREHOLDERS

(as at 31 December 2007, as per register of members of the Company)

No.	Name of shareholder	Number of shares held	% of the issued share capital *(Note a)*
1.	HKSCC Nominees Limited	521,178,555	50.24%
2.	Lee Hysan Estate Company, Limited *(Note b)*	270,118,724	26.04%
3.	Kenwin Assets Limited *(Note b)*	43,902,720	4.23%
4.	Overton Holdings Limited *(Note b)*	43,902,720	4.23%
5.	Atlas Corporate Management Limited *(Note b)*	39,809,001	3.84%
6.	Hang Seng (Nominee) Limited	18,577,014	1.79%
7.	Clipperton Company Limited *(Note b)*	17,019,739	1.64%
8.	Besticom Investment Limited *(Note b)*	8,834,176	0.85%
9.	Shanghai Commercial Bank (Nominees) Limited	8,392,080	0.81%
10.	Gowin Investments Limited *(Note b)*	3,740,105	0.36%
	Total	**975,474,834**	**94.03%**

Notes:

(a) The percentages have been compiled based on the total number of shares of the Company in issue as at 31 December 2007 (i.e. 1,037,469,756 ordinary shares).

(b) These are wholly-owned subsidiaries of Lee Hysan Company Limited, a substantial shareholder of the Company (see "Substantial Shareholders' and Other Persons' Interests in Shares" section in Directors' Report).

Shareholder Information

FINANCIAL CALENDAR

Full year results announced	13 March 2008
Ex-dividend date for final dividend	7 May 2008
Closure of register of members	9 to 14 May 2008
Annual General Meeting	14 May 2008
Record date for final dividend	14 May 2008
Dispatch of scrip dividend circular and election form	(on or about) 21 May 2008
Dispatch of final dividend warrants / definitive share certificates	(on or about) 18 June 2008
2008 interim results to be announced	5 August 2008 *

* subject to change

DIVIDEND

The Board recommends the payment of a final dividend of HK48 cents per share. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Wednesday, 14 May 2008. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Wednesday, 21 May 2008. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Wednesday, 11 June 2008.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be dispatched to shareholders on or about Wednesday, 18 June 2008.

The register of members will be closed from Friday, 9 May 2008 to Wednesday, 14 May 2008, both dates inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend and during which period no transfers of shares will be registered. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 8 May 2008.

SHARE LISTING

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. It has a sponsored American Depositary Receipts (ADR) Programme in the New York market.

STOCK CODE

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticket Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Tricor Standard Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong
Telephone: (852) 2980 1768
Facsimile: (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Annual Report is printed in English and Chinese language and is available on our website at www.hysan.com.hk. Shareholders may at any time choose to receive the Annual Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Annual Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Annual Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Annual Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website at www.hysan.com.hk.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company at:

Investor Relations
Hysan Development Company Limited
49/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone: (852) 2895 5777
Facsimile: (852) 2577 5153

OUR WEBSITE

Press releases and other information of the Group can be found at our Internet website: "www.hysan.com.hk"

Designed by Lilian Tang Design Limited ▪ Principal Photography and Officers Photo by Bobby Lee

Hysan Development Company Limited
49/F The Lee Gardens
33 Hysan Avenue, Hong Kong
T 852 2895 5777 F 852 2577 5153
www.hysan.com.hk

END